FORRESTER®

2023 ANNUAL REPORT

BOLD AT WORK

To shareholders and all members of the Forrester community,

Against the backdrop of an uncertain economy and continued layoffs in the tech industry, we continued our voyage of transitioning clients to Forrester Decisions in 2023. Our target was to migrate two-thirds of our contract value (CV) to the new platform, and I am happy to report that we achieved that important milestone. By the end of 2024, our three-year product transition to a single, powerful, and scalable Forrester Decisions research product will be complete.

We also made progress on two other business imperatives: 1) creating a high-performance sales organization and 2) capturing opportunities opened by generative artificial intelligence (genAI).

While progress was made, our financial performance did not meet plan. We managed through these challenges by carefully controlling expenses and staying laser-focused on building a CV growth engine.

A different kind of research and advisory partner

With the advent of Forrester Decisions and its supporting infrastructure of advisory, consulting, and events, Forrester is filling a unique market gap. We are no longer serving the old research library model in which mid-level executives in companies received research and built a "library" to answer one-off questions. And we are not in the consulting business, which focuses on transactions and transitory relationships.

Forrester is a new type of research and advisory partner serving C-level executives and their teams. We uniquely help our clients focus on winning, serving, and retaining their customers to drive growth. We tailor our engagement model to enable our customers to achieve their ongoing initiatives and outcomes. We are always with our clients — on their side and by their side — through their multi-year projects and transformations. And we help companies align their marketing, sales, product, technology, digital, and customer experience functions to operate most efficiently.

Forrester Decisions brings together three powerful research and advisory components:

> **1. Bold vision** to help clients stay ahead of changing customer and market dynamics and better plan for the future. Forrester Decisions clients get access to customer obsession research, customer insights, trends and predictions, market forecasts, and technology and service provider landscapes.

> **2. Curated tools and frameworks** to empower clients to execute on their vision with proven strategic models and plug-and-play templates. This includes access to key performance indicators and peer benchmarks, assessments, strategic models, templates, Forrester Wave™ evaluations for specific functions, and certification courses.

> **3. Hands-on guidance** to enable leaders to de-risk decisions, leverage best practices, and set their teams up for success. These are delivered through guidance sessions with analysts, peer discussions, and events.

Clients have embraced the new Forrester model. In 2023, we conducted 15,000 client guidance sessions, driven by initiatives and outcomes that we have recorded for over 85% of clients. Clients report that Forrester Decisions improves the success rate of transformational initiatives by 26%, accelerates time to value for transformational initiatives by 50%, and delivers a return on investment of 259%.

Sharpening our go-to-market team

The new Forrester is designed to be sold to C-level executives in user companies larger than $500 million in revenue and technology vendors and service providers with more than $50 million in revenue. Selling higher allows us to land and expand across functions. Our goal is to win the leader, win the team, and, ultimately, to win the organization.

Under the leadership of Nate Swan, Forrester's chief sales officer, the Forrester sales force is well positioned to achieve high performance. Nate has brought new leaders into key sales roles, boosted sales operations and enablement, put a new emphasis on improving sales process and methodology, increased sales activity and strengthened sales pipelines, and standardized the way that we sell. These efforts are improving sales efficacy and preparing the company to scale the sales force more quickly. This experienced, confident, and resolute team is making the changes that will enable the company to expand contract value.

Additionally, in 2023, we refocused our consulting and events businesses to help drive contract value. These non-CV businesses are becoming a smaller fraction of our overall revenue mix — in 2023, 70% of total revenue was in research services, and we expect this share to increase in future years. Our contract value portfolio is more predictable, scalable, and profitable — and over time, the changing mix will improve the overall quality of our business.

Seizing the genAI opportunity

Generative AI represents an extraordinary opportunity for Forrester. In meetings with clients, I have described genAI as the most significant technology change of my lifetime. It represents three opportunities for Forrester:

1) **Research.** Forrester was built for exactly these types of moments. When new technology arrives, large companies need guidance and research to plot the best deployment strategies. Generative AI was a major focus of our research in 2023, as more than 85 analysts published reports on how to harness the potential of genAI and provided guidance sessions for clients. These insights help business and technology leaders separate the massive hype from reality — and understand how they can leverage AI to augment business practices in ways that were previously impossible.

2) **Product.** We believe that genAI will revolutionize the research industry. To meet the genAI moment, we introduced Forrester's client-facing generative AI tool, Izola, representing the most significant step forward in delivering content to our clients since we launched our website 30 years ago. As of April 2024, Izola is available to all Forrester Decisions clients.

3) **Operations.** In addition to Izola, we have developed four genAI tools that improve internal efficiency and processes. These systems provide automation for our customer success managers, account executives, and analysts — enabling them to work more efficiently with speed.

I am very proud of how quickly Forrester grabbed the genAI opportunity. In a challenging year, we stayed on offense.

ESG impact

In 2023, we continued to make progress on our environmental, social, and governance (ESG) journey. We hired our first-ever director of diversity and inclusion to operationalize and build on the strong foundational work we've completed in recent years. We continued to strengthen ties with our local communities through donations, volunteer work, and outreach.

Outlook for 2024

In a 2023 survey of research and consulting decision-makers that Forrester commissioned from an independent market research firm, Forrester ranked as one of the most recognizable research and consulting companies in the world. Our brand had advanced from previous years, and its recognition and quality was grouped in the top five with much larger players like McKinsey and Bain. Despite our challenges over the last two years, we continue to punch way above our weight, a good harbinger of the company's potential.

I have never been more positive and optimistic about the future of Forrester. We have taken bold action over the last four years — acquiring SiriusDecisions, focusing the business on net contract value increase, simplifying our product portfolio, launching our research power platform, Forrester Decisions, and doubling down on helping our clients use customer obsession to accelerate business growth. It has been a difficult journey which has been harder than we had expected — but we are confident that we have made the changes that position Forrester for a better future. The foundational work of 2023 will enable us to capture a growing share of our substantial total addressable market in 2025 and beyond.

I want to thank all Forresterites who are with me on this journey — your dedication to our clients and your will to win are inspiring. And I want to thank our investors for their patience and vision as we move forward — I can assure you that we are working diligently every day to increase shareholder value and leverage our already strong market position.

Thank you.

George F. Colony

Form 10-K
2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 000-21433

Forrester Research, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**04-2797789**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
60 Acorn Park Drive	
Cambridge, Massachusetts	**02140**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (617) 613-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	**FORR**	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive o cers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The NASDAQ Stock Market on June 30, 2023, was approximately $340,000,000.

The number of shares of Registrant's Common Stock outstanding as of March 4, 2024 was 19,394,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement related to its 2024 Annual Stockholders' Meeting to be filed subsequently are incorporated by reference into Part III of this Form 10-K.

FORRESTER RESEARCH, INC.

INDEX TO FORM 10-K

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "anticipates," "intends," "plans," "estimates," or similar expressions are intended to identify these forward-looking statements. Reference is made in particular to our statements about changing stakeholder expectations, migration of our clients into our Forrester Decisions products, product development, holding hybrid events, possible acquisitions, future dividends, future share repurchases, future growth rates, operating income and cash from operations, future deferred revenue, future compliance with financial covenants under our credit facility, future interest expense, anticipated increases in, and productivity of, our sales force and headcount, the adequacy of our cash, and cash flows to satisfy our working capital and capital expenditures, and the anticipated impact of accounting standards. These statements are based on our current plans and expectations and involve risks and uncertainties. Important factors that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements are discussed below under "Risk Factors." We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1. *Business*

General

Forrester Research, Inc. is a global independent research and advisory firm. We help leaders across technology, customer experience, marketing, sales and product functions use customer obsession to accelerate growth. Through Forrester's proprietary research, consulting, and events, leaders from around the globe are empowered to be bold at work, navigate change, and put their customers at the center of their leadership, strategy, and operations. Our unique insights are grounded in annual surveys of more than 700,000 consumers, business leaders, and technology leaders worldwide, rigorous and objective research methodologies, over 100 million real-time feedback votes, and the shared wisdom of our clients.

Our common stock is listed on Nasdaq Global Select Market under the symbol "FORR".

Market Overview

We believe that market dynamics — from empowered customers to the emergence of generative AI — have fundamentally changed business and technology. These dynamics continue to change stakeholder expectations.

Consumers and buyers have new demands and requirements. To win, serve, and retain customers in this environment, we believe that companies require a higher level of customer obsession. Customer obsessed firms put their customers at the center of their leadership, strategy, and operations. Our research has shown that customer-obsessed firms grow faster and are more profitable.

Organizations and leaders require a continuous stream of guidance and analysis to adapt to these ever-changing behaviors and realities. We believe that there is an increasing need for objective external sources of this guidance and analysis, fueling what we call the "golden age of research."

Forrester's Strategy and Business Model

The foundation of our business model is our ability to help business and technology leaders tackle their most pressing priorities and drive growth through customer obsession. Forrester helps clients solve problems, make decisions, and take action to deliver results. With our proprietary research, consulting, and events, our business model provides multiple sources of value to our clients and creates a system to expand contract value ("CV"), which we view as our most significant business metric.

Generally speaking, we define CV products as those services that our clients use over a year's time and that are renewable periodically, usually on an annual basis. Our CV products primarily consist of our subscription research products, while our non-CV businesses, consulting and events, play critical complementary roles in driving our CV growth.

With respect to our clients, we believe that it has become difficult for large companies to run multi-year strategy and change management projects on their own as customers are changing faster and competitors are increasingly aggressive. Multi-year CV product relationships enable us to help our clients formulate their vision for the future and then translate those plans into implementation and outcomes over time. For our investors, we believe that CV growth will result in predictable and profitable revenue streams.

Our business model is built on the premise that an increase in CV generates more cash which can then be invested in improving our go-to-market structure (activities including sales, product, marketing and acquisitions) and creating CV products that clients renew year after year—repeating the cycle and driving the model forward. We refer to this model as our "CV growth engine."

Our Products and Services

We strive to be an indispensable source that business and technology leaders across functions, including technology, customer experience, digital, marketing, sales, and product, worldwide turn to for ongoing guidance to plan and operate more effectively.

We deliver our products and services globally through three business segments – Research, Consulting and Events.

Research

For more than 40 years, Forrester has been providing objective, independent and data-driven research insights utilizing both qualitative and quantitative data. We adhere to rigorous, unbiased research methodologies that are transparent and publicly available to ensure consistent research quality across markets, technologies, and geographies.

Our primary subscription research services include Forrester Decisions, Forrester Research, and SiriusDecisions Research. This portfolio of research services is designed to provide business and technology leaders with a proven path to growth through customer obsession. Key content available via online access includes:

- future trends, predictions, and market forecasts;

- deep consumer and business buyer data and insights;

- curated best practice models and tools to run business functions;

- operational and performance benchmarking data; and

- technology and service market landscapes and vendor evaluations.

Our research services also include time with our analysts to apply research to their context.

Launched in 2021, Forrester Decisions is a portfolio of standardized research services combining key features of Forrester Research with key features of SiriusDecisions Research. We intend to migrate our existing clients that purchase Forrester Research and SiriusDecisions Research products to the Forrester Decisions products, and as of January 1, 2023, Forrester Decisions became our only subscription research product available for most new clients. As of January 1, 2024, approximately 66% of our CV was composed of Forrester Decisions products.

Consulting

Our Consulting business includes consulting projects and advisory services. We deliver focused insights and recommendations to assist clients in developing and executing their technology and business strategies. Our consulting projects help clients with challenges addressed in our published research. Our consulting projects include conducting maturity assessments, prioritizing best practices, developing strategies, building business cases, selecting technology vendors, structuring organizations, and developing content marketing strategies and collateral, and sales tools. Consulting plays an important role in supporting our CV growth, as we have found that clients that purchase consulting projects from us renew their CV contracts at higher rates compared to clients that do not purchase consulting.

Events

We host multiple events across North America, Europe, and the Asia-Pacific region throughout the year. Forrester Events are thoughtfully designed and curated experiences to provide clients with insights and actionable advice to achieve accelerated business growth. Forrester Events focus on business imperatives of significant interest to clients, including business-to-business marketing, sales and product leadership, customer experience, security and risk, new technology and innovation, and data strategies and insights. One of the primary purposes of our Events business is to help drive our CV growth, and we have found that prospective clients that have attended one of our events convert into clients at higher rates compared to those that have not attended an event.

We hold all of our events as hybrid events, consisting of both in-person and virtual experiences that allow us to offer added attendee benefits such as on demand sessions, more networking opportunities and more content, leading to higher attendee engagement.

Sales and Marketing

We believe we have a strong alignment across our sales, marketing and product functions.

We sell our products and services through our direct sales force in various locations in North America, Europe and the Asia Pacific region. Our sales organization is organized into groups based on client size, geography, and market potential. Our Premier groups focus on our largest vendor and end user clients across the globe while our Emerging and Mid-Size Tech group focuses on small to mid-sized vendor clients. Our European and Asia Pacific groups focus on both end user and vendor clients in their respective geographies. Our International Business Development group sells our products and services through independent sales representatives in select international locations. We also have teams focused on new business, revenue development, and event sales.

We employed 601 sales personnel as of December 31, 2023 compared to 709 sales personnel employed as of December 31, 2022.

We also sell select Research products directly online through our website.

Our marketing activities are designed to elevate the Forrester brand, differentiate and promote Forrester's products and services, improve the client experience, and drive growth. We achieve these outcomes by combining the value of reputation, demand generation, customer engagement, and sales and customer success enablement programs to deliver multichannel campaigns and high-quality digital experiences. Our customer success organization conducts post-sale engagement activities that are designed to align to client outcomes, accelerate time to value, and drive higher retention.

As of December 31, 2023, our products and services were delivered to more than 2,400 client companies. No single client company accounted for more than 4% of our 2023 revenues.

Pricing and Contracts

We report our revenue from client contracts in three categories of revenue: (1) research, (2) consulting, and (3) events. We classify revenue from subscriptions to, and licenses of, our research products and services as research revenue. We classify revenue from our consulting projects and standalone advisory services as consulting revenue. We classify revenue from tickets to and sponsorships of events as events revenue.

Contract pricing for annual subscription-based products is principally a function of the number of licensed users at the client. Pricing of contracts is a fixed fee for the consulting project or shorter-term advisory service. We periodically review and increase the list prices for our products and services.

We track contract value as a significant business indicator. Contract value is defined as the value attributable to all of our recurring research-related contracts. Contract value is calculated as the annualized value of all contracts in effect at a specific point in time, without regard to how much revenue has already been recognized. Contract value decreased 4% to $332.1 million at December 31, 2023 from $345.4 million at December 31, 2022.

Competition

We believe our focus on helping business and technology leaders use customer obsession to drive growth sets us apart from our competition. In addition, we believe we compete favorably due to:

- our ability to offer forward-looking research, tools and frameworks as well as hands-on guidance;

- our focus on providing teams within our clients' organizations with the confidence to execute effectively with end-to-end guidance, valuable knowledge, know-how, and a shared vocabulary;

- our use of rigorous research methodologies to offer objective insights; and

- our brand promise to be "on your side and by your side," meaning that we strive to be obsessed about our clients' needs and priorities and aligned to their strategies.

Our principal direct competitors include other independent providers of research and advisory services, such as Gartner, as well as marketing agencies, general business consulting firms, survey-based general market research firms, providers of peer networking services, and digital media measurement services. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies. We also face competition from free sources of information available on the Internet, such as Google. Our indirect competitors could choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into certain segments of our market, and new competitors could readily seek to compete against us in one or more of these market segments. Increased competition could adversely affect our operating results through pricing pressure and loss of market share. There can be no assurance that we will be able to continue to compete successfully against existing or new competitors.

Intellectual Property

Our proprietary research, methodologies and other intellectual property play a significant role in the success of our business. We rely on a combination of copyright, trademark, trade secret, confidentiality, and other contractual provisions to protect our intellectual property. We actively monitor compliance by our employees, clients and third parties with our policies and agreements relating to confidentiality, ownership, and the use and protection of Forrester's intellectual property.

Employees

Attracting, retaining, and developing the best and brightest talent around the globe is critical to the ongoing success of our company. As of December 31, 2023, we employed a total of 1,744 persons. Of these employees, 1,257 were in the United States and Canada; 282 in Europe, Middle East and Africa ("EMEA"); and 205 in the Asia Pacific region.

Culture. Our culture emphasizes certain key values — including client, courage, collaboration, integrity, and quality — that we believe are critical to deliver Forrester's unique value proposition of helping business and technology leaders use customer obsession to drive growth. In addition, we seek to foster a culture where employees can be creative, feel supported and empowered, and are encouraged to think boldly about new ideas.

Diversity and Inclusion (D&I). We focus on attracting, hiring, and the inclusion of all backgrounds and perspectives, with the goals of improving employee retention and engagement, strengthening the quality of our research, and improving client retention and customer experience. We field regular all-employee surveys to measure our progress against our goals. In 2023, in addition to the ongoing training to equip employees to play an active role in fostering a safe, respectful, productive, and inclusive work environment, examples of our efforts with respect to D&I included:

- introducing a new D&I Leadership Advisory Council to help accelerate our D&I goals;

- increasing employee self-identification within human resource system profiles;

- ensuring that our events and digital experiences are inclusive and accessible to all; and

- our continuation of various partnerships to attract and access more talent from underrepresented groups.

Learning and Development. We have a robust learning and development program and celebrate and enrich the Forrester culture through frequent recognition of achievements. To keep employees and teams connected and inspired to do their best work in a distributed work environment, we have enhanced the learning and development opportunities for our employees across a broad range of initiatives including new hire and onboarding, D&I, and leadership training.

Available Information

Forrester Research Inc. was incorporated in Massachusetts on July 7, 1983 and reincorporated in Delaware on February 16, 1996. Forrester's corporate offices are located in Cambridge, Massachusetts.

Our Internet address is www.forrester.com. We make available free of charge, on or through the investor information section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file documents electronically.

Item 1A. Risk Factors

We operate in a rapidly changing and competitive environment that involves risks and uncertainties, certain of which are beyond our control. These risks and uncertainties could have a material adverse effect on our business and our results of operations and financial condition. These risks and uncertainties include, but are not limited to:

Risk Factors Specific to our Business

A Decline in Renewals or Demand for Our Subscription-Based Research Services.   Our success depends in large part upon retaining (on both a client company and dollar basis) and enriching existing subscriptions for our Research products and services, including the migration of our existing clients from our legacy Forrester Research and SiriusDecisions products into our Forrester Decisions portfolio of services. Future declines in client retention and wallet retention, or failure to generate demand for and new sales of our subscription-based products and services, including Forrester Decisions, due to competition, changes in our offerings, or otherwise, could have an adverse effect on our results of operations and financial condition.

Demand for Our Consulting Services.   Consulting revenues comprised 25% of our total revenues in 2023 and 28% of our total revenues in 2022. Consulting engagements generally are project-based and non-recurring. A decline in our ability to fulfill existing or generate new consulting engagements could have an adverse effect on our results of operations and financial condition.

Our Business May be Adversely Affected by the Economic Environment.   Our business is in part dependent on technology spending and is impacted by economic conditions such as inflation, slowing growth, rising interest rates, threat of recession and supply chain issues that may impact us and our customers. The economic environment may materially and adversely affect demand for our products and services. If conditions in the United States and the global economy were to lead to a decrease in technology spending, or in demand for our products and services, this could have an adverse effect on our results of operations and financial condition. Although we do not have any employees or material client relationships in Russia or Ukraine and only a limited presence in the Middle East, if the current conflicts in Ukraine and the Middle East were to escalate or spread to other regions, there may be negative effects on both the United States and the global economy that could materially and adversely affect our business.

Our International Operations Expose Us to a Variety of Operational Risks which Could Negatively Impact Our Results of Operations.   As of December 31, 2023, we have clients in approximately 76 countries and approximately 22% of our revenues come from international sales. Our operating results are subject to the risks inherent in international business activities, including general political and economic conditions in each country, challenges in staffing and managing foreign operations, changes in regulatory requirements, compliance with numerous foreign laws and regulations, differences between U.S. and foreign tax rates and laws, fluctuations in currency exchange rates, difficulty of enforcing client agreements, collecting accounts receivable and protecting intellectual property rights in international jurisdictions, and potential disruptions caused by foreign wars and conflicts. Furthermore, we rely on local independent sales representatives in some international locations. If any of these arrangements are terminated by our representatives or us, we may not be able to replace the arrangement on beneficial terms or on a timely basis, or clients sourced by the local sales representative may not want to continue to do business with us or our new representative.

Ability to Develop and Offer New Products and Services.   Our future success will depend in part on our ability to offer new products and services. These new products and services must successfully gain market acceptance by anticipating and identifying changes in client requirements and changes in the technology industry and by addressing specific industry and business organization sectors. The process of internally researching, developing, launching, and gaining client acceptance of a new product or service, or assimilating and marketing an acquired product or service, is risky and costly. We may not be able to introduce new, or assimilate acquired, products or services successfully. Our failure to do so would adversely affect our ability to maintain a competitive position in our market and continue to grow our business.

The Use of Generative AI in our Business and by Our Clients and Competitors Could Negatively Affect our Business and Reputation.   In October of 2023, we introduced Izola, a generative AI tool that allows our clients to query our research database. We are also in the process of implementing various other generative AI initiatives within our company. While we believe that generative AI technologies offer significant opportunities, they are rapidly evolving and the integration of generative AI technologies into our and our vendors' systems (potentially without the vendor disclosing such use to us) poses novel risks that could result in negative consequences to our business, reputation and financial results. These risks include the potential for factual errors or inaccuracies, unintentional distribution of confidential information, ethical concerns, data privacy or security risks, and risks related to intellectual property rights. In addition, third parties may be able to use generative AI to compete with and reduce demand for our products and services or may load our proprietary research into large language models in violation of our terms of use, which could reduce the value of our services and our ability to protect our intellectual property.

Loss of Key Management.   Our future success will depend in large part upon the continued services of a number of our key management employees. The loss of any one of them, in particular George F. Colony, our founder, Chairman of the Board and Chief Executive Officer, could adversely affect our business.

The Ability to Attract and Retain Qualified Professional Staff.   Our future success will depend in large measure upon the continued contributions of our senior management team, research professionals, consultants, and experienced sales and marketing personnel. Thus, our future operating results will be largely dependent upon our ability to retain the services of these individuals and to attract additional professionals from a limited pool of qualified candidates. Our future success will also depend in part upon the effectiveness of our sales leadership in hiring and retaining sales personnel and in improving sales productivity. We experience competition in hiring and retaining professionals from developers of Internet and emerging-technology products, other research firms, management consulting firms, print and electronic publishing companies, and financial services companies, many of which have substantially greater ability, either through cash or equity, to attract and compensate professionals. If we lose professionals or are unable to attract new talent, we will not be able to maintain our position in the market or grow our business.

Failure to Anticipate and Respond to Market Trends.   Our success depends in part upon our ability to anticipate rapidly changing technologies and market trends and to adapt our research and consulting services, and other related products and services to meet the changing needs of our clients. The technology and commerce sectors that we analyze undergo frequent and often dramatic changes. The environment of rapid and continuous change presents significant challenges to our ability to provide our clients with current and timely analysis, strategies, and advice on issues of importance to them. Meeting these challenges requires the commitment of substantial resources. Any failure to continue to provide insightful and timely analysis of developments, technologies, and trends in a manner that meets market needs could have an adverse effect on our market position and results of operations.

We Have Outstanding Debt Which Could Materially Restrict our Business and Adversely Affect our Financial Condition, Liquidity, and Results of Operations.   In December of 2021, we entered into an amendment of our existing credit agreement to eliminate our term loan facility, increase the available amount of our revolving credit facility to $150.0 million, and extend the maturity date to December 2026 (as so amended, "the Facility"). As of December 31, 2023, we had outstanding debt of $35.0 million under the Facility (refer to Note 4 – *Debt* in the Notes to Consolidated Financial Statements for further information). The obligations incurred under this Facility could impair our future financial condition and operating results. In addition, the affirmative, negative, and financial covenants of the Facility could limit our future financial flexibility. A failure to comply with these covenants could result in acceleration of all amounts outstanding, which could materially impact our financial condition unless accommodations could be negotiated with our lenders. No assurance can be given that we would be successful in doing so, or that any accommodations that we were able to negotiate would be on terms as favorable as those currently. The outstanding debt may limit the amount of cash or additional credit available to us, which could restrain our ability to expand or enhance products and services, respond to competitive pressures or pursue future business opportunities requiring substantial investments of additional capital.

Competition.   We compete principally in the market for research and advisory services, with an emphasis on customer behavior and customer experience, and the impact of technology on our clients' business and service models. Our principal direct competitors include other independent providers of research and advisory services, such as Gartner, as well as marketing agencies, general business consulting firms, survey-based general market research firms, providers of peer networking services, and digital media measurement services. Some of our competitors have substantially greater financial and marketing resources than we do. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies. We also face competition from free sources of information available on the Internet, such as Google. Our indirect competitors could choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into certain segments of our market, and new competitors could readily seek to compete against us in one or more of these market segments. Increased competition could adversely affect our operating results through pricing pressure and loss of market share. There can be no assurance that we will be able to continue to compete successfully against existing or new competitors.

Fluctuations in Our Operating Results.   Our revenues and earnings may fluctuate from quarter to quarter based on a variety of factors, many of which are beyond our control, and which may affect our stock price. These factors include, but are not limited to:

- Trends in technology and research and advisory services spending in the marketplace and general economic conditions.

- The timing and size of new and renewal subscriptions for our products and services from clients.

- The utilization of our advisory services by our clients.

- The timing of revenue-generating events sponsored by us.

- The introduction and marketing of new products and services by us and our competitors.

- The hiring and training of new research professionals, consultants, and sales personnel.

- Changes in demand for our research and advisory services.

- Fluctuations in currency exchange rates.

- An increase in the interest rates applicable to our outstanding debt obligations.

As a result, our operating results in future quarters may be below the expectations of securities analysts and investors, which could have an adverse effect on the market price for our common stock. Factors such as announcements of new products, services, offices, acquisitions or strategic alliances by us, our competitors, or in the research and professional services industries generally, may have a significant impact on the market price of our common stock. The market price for our common stock may also be affected by movements in prices of stocks in general.

Concentration of Ownership.   Our largest stockholder is our Chairman and CEO, George F. Colony, who owns approximately 38% of our outstanding stock. This concentration of ownership enables Mr. Colony to strongly influence or effectively control matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, adoption or amendment of equity plans, and approval of significant transactions such as mergers, acquisitions, consolidations, and sales or purchases of assets. This concentration of ownership may also limit the liquidity of our stock. As a result, efforts by stockholders to change the direction, management, or ownership of Forrester may be unsuccessful, and stockholders may not be able to freely purchase and sell shares of our stock.

General Risk Factors

We Face Risks from Network Disruptions or Security Breaches that Could Damage Our Reputation and Harm Our Business and Operating Results.   We face risks from network disruptions or security breaches caused by computer viruses, illegal break-ins or hacking, sabotage, acts of vandalism by third parties, or terrorism. To date, none have resulted in any material adverse impact to our business, operations, products, services or customers. However, our security measures or those of our third-party service providers may not detect or prevent such security breaches. Any such compromise of our information security could result in the unauthorized publication of our confidential business or proprietary information, cause an interruption in our operations, result in the unauthorized release of customer or employee data, result in a violation of privacy or other laws, expose us to a risk of litigation, or damage our reputation, which could harm our business and operating results.

Failure to Enforce and Protect our Intellectual Property Rights.   We rely on a combination of copyright, trademark, trade secret, confidentiality, and other contractual provisions to protect our intellectual property. Unauthorized third parties may obtain or use our proprietary information despite our efforts to protect it. The laws of certain countries do not protect our intellectual property to the same extent as the laws of the United States and accordingly we may not be able to protect our intellectual property against unauthorized use or distribution, which could adversely affect our business.

Privacy Laws.   Privacy laws and regulations, and the interpretation and application of these laws and regulations, in the U.S, Europe and other countries around the world where we conduct business are sometimes inconsistent and frequently changing. This includes, but is not limited to, the European Union General Data Protection Regulation (GDPR), the California Consumer Privacy Act, and the California Privacy Rights Act. Several other U.S. states have passed similar data privacy laws, most of which either went into effect in 2023 or will become effective in 2024. Compliance with these laws, or changing interpretations and application of these laws, could cause us to incur substantial costs or require us to take action in a manner that would be adverse to our business.

Taxation Risks.   We operate in numerous jurisdictions around the world. A portion of our income is generated outside of the United States and is taxed at lower rates than rates applicable to income generated in the U.S. or in other jurisdictions in which we do business. Our effective tax rate in the future, and accordingly our results of operations and financial position, could be adversely affected by changes in applicable tax law or if more of our income becomes taxable in jurisdictions with higher tax rates.

Any Weakness Identified in Our System of Internal Controls by Us and Our Independent Registered Public Accounting Firm Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 Could Have an Adverse Effect on Our Business.   Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their systems of internal control over financial reporting. In addition, our independent registered public accounting firm must report on its evaluation of those controls. There can be no assurance that no weakness in our internal control over financial reporting will occur in future periods, or that any such weakness will not have a material adverse effect on our business or financial results, including our ability to report our financial results in a timely manner.

Item 1B. *Unresolved Staff Comments*

We have not received written comments from the Securities and Exchange Commission that remain unresolved.

Item 1C. *Cybersecurity*

We recognize the importance to our business and reputation of the continuous availability of our internal and client-facing information technology systems, as well as our ability to protect both the confidential information of our clients and our own intellectual property and business information. We are committed to protecting our client and business data and information technology assets and have implemented a cybersecurity program with policies, standards, processes and practices governing the protection and control of information during its lifecycle of creation, usage, transmission, storage and disposal.

Cyber Risk Management and Strategy

We have implemented and maintain a risk management program that includes processes for the identification, assessment, management and mitigation of cybersecurity risks. This program utilizes numerous technological and human security controls, processes, and procedures to address risks including, but not limited to, those identified by threat intelligence providers, internal stakeholders, and security management programs. Our cybersecurity program is generally aligned with the National Institute of Standards and Technology (NIST) Cybersecurity Framework.

Our risk management program is documented in our written Information Security Policy. We periodically update our Information Security Policy, along with other policies and procedures, to adapt to evolving business conditions and threats.

Included in our Information Security Policy is a documented incident response plan to identify, assess, manage and mitigate cybersecurity incidents. As part of our risk management program, we maintain a technology management security team, led by our Information Security Officer (ISO). Among their responsibilities, our technology management security team is responsible for conducting due diligence on software, hardware or services vendors where access to systems or data of Forrester or our clients is contemplated. The security team assesses whether these vendors have appropriate privacy and security controls and whether there are adequate contractual protections in place. We also engage external security assessment vendors from time to time to conduct penetration testing and vulnerability assessments and to report findings to management.

All new Forrester employees and contractors receive a copy of the Information Security Policy and are required to undergo information security and privacy training both as part of their onboarding and on an annual basis. We currently also maintain cybersecurity insurance covering the company and its subsidiaries.

While to date we are not aware of having experienced any material cybersecurity threats or incidents, and we do not believe that risks from such threats or incidents are reasonably likely to materially affect us, our business strategy, results of operations or financial condition, there can be no guarantee that we will not experience a successful material threat or incident. Additional information on cybersecurity risks we face can be found in "Item 1A, Risk Factors" under the heading "We face risks from network disruptions or security breaches that could damage our reputation and harm our business and operating results."

Governance Related to Cybersecurity Risks

Our board has final oversight responsibility over cybersecurity-related matters. Our Chief Information Officer (CIO) leads the full board in interactive sessions dedicated to cybersecurity risks at least once a year. These sessions address a range of cybersecurity-related topics, such as recent developments in the threat environment, the status of ongoing information security program initiatives, and cybersecurity strategy. In addition, the audit committee assists the board in fulfilling its oversight responsibilities with respect to policies relating to risk assessment and management, including the management of risks arising from cybersecurity threats. The audit committee is responsible for reporting findings related to its review of these matters to the board.

With respect to management, our CIO, who reports directly to our chief executive officer, has over 20 years of experience with our company, including more than 10 years serving in technology-based leadership roles. Our VP, Infrastructure, Operations & Security, who reports directly to the CIO, serves as our ISO and has extensive cybersecurity experience gained from over 20 years serving in security-related roles for the Company. Our ISO, together with our technology management security team, is responsible for developing, maintaining and enhancing systems and processes necessary to protect confidential information from loss, theft, and unauthorized access or use. This team also monitors the systems and networks to detect unauthorized activity or access, responding to any such unauthorized attempts to mitigate loss or to ensure the cessation of all unauthorized access to data. If an incident is identified, this team reports such events to the CIO, who will then, as appropriate, advise the chief executive officer, chief legal officer and other management, as well as others, potentially including law enforcement or clients. We have also established a Risk Committee consisting of members of our finance, legal and technology management departments whose duties include assessing the materiality of any identified incidents to help ensure compliance with the SEC's cybersecurity incident disclosure rules.

Item 2. *Properties*

Our corporate headquarters building is comprised of approximately 190,000 square feet of office space in Cambridge, Massachusetts, substantially all of which is currently occupied by the Company. This facility accommodates research, marketing, sales, consulting, technology, and operations personnel. The lease term of this facility expires February 28, 2027.

We also rent office space in San Francisco, New York City, McLean (VA), Norwalk (CT), London, New Delhi, Singapore, and Sydney. In addition, we lease office space on a relatively short-term basis in various other locations in North America, Europe, and Asia.

We believe that our existing facilities are adequate for our current needs and that additional facilities are available for lease to meet future needs.

Item 3. *Legal Proceedings*

From time to time, we may be subject to legal proceedings and civil and regulatory claims that arise in the ordinary course of our business activities. It is our policy to record accruals for legal contingencies to the extent that we have concluded that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, and to expense costs associated with loss contingencies, including any related legal fees, as they are incurred.

We believe that we have meritorious defenses in connection with our current lawsuits and material claims and disputes and intend to vigorously contest each of them. Regardless of the outcome, litigation can have a material adverse effect on us because of defense and settlement costs, diversion of management resources, and other factors.

In our opinion based upon information currently available to us, while the outcome of these legal proceedings and claims is uncertain, the likely results of these lawsuits, claims and disputes are not expected, either individually or in the aggregate, to have a material adverse effect on our financial position, results of operations or cash flows, although the effect could be material to our consolidated results of operations or consolidated cash flows for any interim reporting period.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities*

Our common stock is listed on the Nasdaq Global Select Market under the symbol "FORR". We did not declare or pay any dividends during the years ended December 31, 2022 and 2023. The actual declaration of any potential future dividends, and the establishment of the per share amount and payment dates for any such future dividends, are subject to the discretion of the Board of Directors.

As of March 4, 2024 there were approximately 25 stockholders of record of our common stock. On March 4, 2024 the closing price of our common stock was $19.55 per share.

As of December 31, 2023, our Board of Directors authorized an aggregate $585.0 million to purchase common stock under our stock repurchase program. As of December 31, 2023, we had repurchased approximately 17.1 million shares of common stock at an aggregate cost of $514.1 million.

During the quarter ended December 31, 2023, we did not purchase any shares of our common stock under the stock repurchase program.

See "Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*" for information on our equity compensation plans.

The following graph contains the cumulative stockholder return on our common stock during the period from December 31, 2018 through December 31, 2023 with the cumulative return during the same period for the Russell 2000 and the S&P 600 Small Cap Information Technology Index, and assumes that the dividends, if any, were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Forrester Research, Inc., the Russell 2000 Index and the S&P 600 Information Technology Index



——□—— Forrester Research, Inc.   ---△--- Russell 2000   —⊖-· S&P 600 Information Technology

*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Item 6. [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We derive revenues from subscriptions to our Research products and services, licensing electronic "reprints" of our Research, performing consulting projects and advisory services, and hosting events. We offer contracts for our Research products as either multi-year contracts or annual contracts, which are typically payable in advance on an annual basis. Subscription products are recognized as revenue over the term of the contract. Accordingly, a substantial portion of our billings are initially recorded as deferred revenue. Reprints include an obligation to deliver a customer-selected research document and certain usage data provided through an on-line platform, which represents two performance obligations. We recognize revenue for the performance obligation for the data portion of the reprint ratably over the license term. We recognize revenue for the performance obligation for the research document at the time of providing access to the document. Billings for licensing of reprints are initially recorded as deferred revenue. Clients purchase consulting projects and advisory services independently and/or to supplement their access to our subscription-based products. Consulting project revenues, which are based upon fixed-fee agreements, are recognized as the services are provided. Advisory service revenues, such as speeches and advisory days, are recognized when the service is complete or the customer receives the agreed upon deliverable. Billings attributable to consulting projects and advisory services are initially recorded as deferred revenue. Events revenues consist of ticket and sponsorship sales for a Forrester-hosted event. Billings for events are also initially recorded as deferred revenue and are recognized as revenue upon completion of each event.

Our primary operating expenses consist of cost of services and fulfillment, selling and marketing expenses, and general and administrative expenses. Cost of services and fulfillment represents the costs associated with the production and delivery of our products and services, including salaries, bonuses, employee benefits, and stock-based compensation expense for all personnel that produce and deliver our products and services, including all associated editorial, travel, and support services. Selling and marketing expenses include salaries, sales commissions, bonuses, employee benefits, stock-based compensation expense, travel expenses, promotional costs, and other costs incurred in marketing and selling our products and services. General and administrative expenses include the costs of the technology, operations, finance, and human resources groups and our other administrative functions, including salaries, bonuses, employee benefits, and stock-based compensation expense. Overhead costs such as facilities, net of sublease income, and annual fees for cloud-based information technology systems are allocated to these categories according to the number of employees in each group.

Our key metrics focus on our contract value ("CV") products. We are focusing on CV products as these products are our most profitable products and historically our contracts for CV products have renewed at high rates (as measured by our client retention and wallet retention metrics). Our CV products make up essentially all of our research revenues, and research revenues as a percentage of total revenues increased from approximately 66% in 2022 to approximately 70% in 2023.

Effective for the fourth quarter of 2023, we made a minor modification to the calculation of CV based on the increasing percentage of multi-year contracts we are signing with clients, and to more closely align CV with the trends in the related bookings and revenue performance. Historically we have annualized the ratable revenue portion of our CV subscription products, while the entitlements included in the subscriptions (representing approximately 10% of the subscription) have been included in CV at their total value, as all entitlements in the contract were available for use during an annual period. The revised calculation annualizes the entitlements for contracts greater than one year. In addition, we update CV each year for the foreign currency rates used for internal planning purposes. We have updated our CV for our 2024 plan rates. For comparative purposes, we have recast our historical CV and Wallet Retention for both the currency rate update and the annualization of entitlements. We have included the recast CV and Wallet Retention metrics below for the period ended December 31, 2022, and we have also provided recast CV and Wallet Retention amounts dating back to the fourth quarter of 2021, on the investor relations section of our website.

Contract value, client retention, wallet retention, and number of clients are metrics that we believe are important to understanding our research business. We define these metrics as follows:

- *Contract value (CV)* — is defined as the value attributable to all of our recurring research-related contracts. Contract value is calculated as the annualized value of all contracts in effect at a specific point in time, without regard to how much revenue has already been recognized. Contract value primarily consists of subscription-based products for which revenue is recognized on a ratable basis, except for the entitlements embedded in our subscription products, such as event tickets and advisory sessions, for which the revenue is recognized when the item is delivered. Contract value also includes our reprint products, as these products are used throughout the year by our clients and are typically renewed.

- *Client retention* — represents the percentage of client companies (defined as all clients that buy a CV product) at the prior year measurement date that have active contracts at the current year measurement date.

- *Wallet retention* — represents a measure of the CV we have retained with clients over a twelve-month period, including increases or decreases in retained client CV during the period. Wallet retention is calculated on a percentage basis by dividing the annualized contract value of our current clients, who were also clients a year ago, by the total annualized contract value from a year ago.

- *Clients* — is calculated at the enterprise level as all clients that have an active CV contract.

Client retention and wallet retention are not necessarily indicative of the rate of future retention of our revenue base. A summary of our key metrics is as follows (dollars in millions):

	As of December 31,				Absolute Increase (Decrease)	Percentage Increase (Decrease)
	2023		2022			
Contract value	$	332.1	$	345.4	$ (13.3)	(4%)
Client retention		73%		74%	(1) point	
Wallet retention		87%		94%	(7) points	
Number of clients		2,449		2,778	(329)	(12%)

Contract value during 2023 decreased by 4% compared to 2022 due to lower enrichment of retained customers and a decrease in client count. Client retention decreased by 1 percentage point and wallet retention decreased by 7 percentage points during 2023 compared to 2022. However, client retention was consistent compared to the prior quarter and wallet retention decreased by 2 percentage points to the prior quarter. The decrease in our retention rates and number of clients from the prior year period is primarily attributable to 1) macroeconomic conditions affecting our client base including a) funding and budget pressure on our smaller technology clients and the technology industry in general, and b) the uncertain economic conditions caused by inflation, increased interest rates, geopolitical turbulence, and the threat of recession during 2023, and 2) the ongoing transition of our client base to our Forrester Decisions product platform that was launched in August 2021. As of December 31, 2023 and January 1, 2024, approximately 62% and 66%, respectively, of our overall CV was in our Forrester Decisions product platform. In the longer term, we anticipate that approximately 80% of our CV will be in our Forrester Decisions product platform. The remaining approximate 20% of CV represents non-Forrester Decisions CV products, primarily reprints. The ongoing macroeconomic conditions and product transition are anticipated to pressure our key metrics through 2024.

Critical Accounting Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including but not limited to, those related to our revenue recognition, goodwill, intangible and other long-lived assets, and income taxes. Management bases its estimates on historical experience, data available at the time the estimates are made, and various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting estimates to be those that require the most subjective judgment or that involve uncertainty that could have a material impact on our financial statements. If actual results differ significantly from management's estimates and projections, there could be a material effect on our financial statements.

- *Revenue Recognition*.   We generate revenues from subscriptions to our Research products and services, licensing electronic reprints of our Research, performing consulting projects and advisory services, and hosting events. We execute contracts that govern the terms and conditions of each arrangement. Revenues are recognized when an approved contract with a customer exists, the fees, payment terms, and rights regarding the products or services to be transferred can be identified, it is probable we will collect substantially all of the consideration for the products and services expected to be provided, and we have transferred control of the products and services to the customer. We continually evaluate customers' ability and intention to pay by reviewing factors including the customer's payment history, our ability to mitigate credit risk, and experience selling to similarly situated customers. Although write-offs of customer receivables have not been significant during the last three years ($0.7 million, $0.7 million, and $0.3 million during 2023, 2022, and 2021, respectively), if our customers' financial condition were to deteriorate unexpectedly, we could experience a significant increase in our expense.

  Our contracts may include either a single promise (referred to as a performance obligation) to transfer a product or service or a combination of multiple promises to transfer products or services. We evaluate the existence of multiple performance obligations within our products and services by using judgment to determine if: (1) the customer can benefit from each contractual promise on its own or together with other readily available resources; and (2) the transfer of each contractual promise is separately identifiable from other promises in a contract. When both criteria are met, each promise is accounted for as a separate performance obligation. Revenues from contracts that contain multiple products or services are allocated among the separate performance obligations on a relative basis according to their standalone selling prices. We obtain the standalone selling prices of our products and services based upon an analysis of standalone sales of these products and services. When there is an insufficient history of standalone sales, we use judgment to estimate the standalone selling price, taking into consideration available market conditions, factors used to set list prices, pricing of similar products, and internal pricing objectives. Standalone selling prices are typically analyzed and updated on an annual basis, or as business conditions change.

Consulting project revenues are recognized over time as the services are provided, based on an input method that calculates the total hours expended compared to the estimated hours required to satisfy the performance obligation. This method requires the use of judgement in determining the required number of hours to complete the project.

We are required to estimate the amount of prepaid performance obligations that will expire unused and recognize revenue for that estimate over the same period the related rights are exercised by our customers. This assessment requires judgment, including estimating the percentage of prepaid rights that will go unexercised and anticipating the impact that future changes to products, pricing, and customer engagement will have on actual expirations. We update the estimates used to recognize unexercised rights on a quarterly basis.

- *Goodwill, Intangible Assets, and Other Long-Lived Assets.* As of December 31, 2023, we had $281.9 million of goodwill and intangible assets with finite lives recorded in our Consolidated Balance Sheets.

  When acquiring a business, as of the acquisition date, we determine the estimated fair values of the assets acquired and liabilities assumed, which may include a significant amount of intangible assets and goodwill. Goodwill is required to be assessed for impairment at least annually or whenever events or circumstances indicate that there may be an impairment. An impairment assessment requires evaluating the potential impairment at the reporting unit level using either a qualitative assessment, to determine if it is more likely than not that the fair value of any reporting unit is less than its carrying amount, or a quantitative analysis, to determine and compare the fair value of each reporting unit to its carrying value, or a combination of both. Judgment is required in determining the use of a qualitative or quantitative assessment, as well as in determining each reporting unit's estimated fair value as it requires us to make estimates of market conditions and operational performance, including projected financial results, discount rates, control premium, and valuation multiples for key financial metrics.

  Absent an event that indicates a specific impairment may exist, we have selected November 30th as the date to perform the annual goodwill impairment test. We completed the annual goodwill impairment testing as of November 30, 2023 utilizing a quantitative assessment to determine if the fair values of each of our reporting units was less than their respective carrying values and concluded that no impairments existed. Future events could cause us to conclude that impairment indicators exist and that goodwill is impaired. Any resulting impairment loss could have a material adverse impact on our results of operations.

  Intangible assets with finite lives as of December 31, 2023 consist of acquired customer relationships, acquired technology, and acquired trademarks and were valued according to the future cash flows they were estimated to produce or the estimated costs to replace the assets. These assigned values are amortized on a basis which best matches the periods in which the economic benefits are expected to be realized. Tangible assets with finite lives consist of property and equipment, which are depreciated over their estimated useful lives. Other long-lived assets consist primarily of operating lease right-of-use assets as described under *Leases* in the critical accounting policies and estimates footnote found in Note 1 - *Summary of Significant Accounting Policies*.

  We continually evaluate whether events or circumstances have occurred that indicate the estimated remaining useful life of any of our intangible assets, tangible assets, or operating lease right-of-use assets may warrant revision, or that the carrying value of these assets may be impaired. To compute whether these assets have been impaired, we estimate the undiscounted future cash flows for the estimated remaining useful life of the assets and compare that to the carrying value. To the extent that the future cash flows are less than the carrying value, the assets are written down to their estimated fair value.

  During 2023, we recorded $1.9 million of right-of-use asset impairments and accelerated amortization and $0.7 million of leasehold improvement impairments related to closing various offices. During 2022, we recorded $3.7 million of right-of-use asset impairments and $1.3 million of leasehold improvement impairments related to closing one floor of our offices located at 150 Spear Street, San Francisco, California.

- *Income Taxes.* We recognize deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between book and tax bases of assets and liabilities, operating loss carryforwards (from acquisitions) and U.S. capital losses (through December 31, 2021). Such amounts are adjusted as appropriate to reflect changes in the tax rates expected to be in effect when the temporary differences reverse. We record a valuation allowance to reduce our deferred taxes to an amount we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. Judgment is required in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. As of December 31, 2023 and 2022, we maintained a valuation allowance of $1.1 million and $1.0 million, respectively, primarily relating to foreign net operating loss carryforwards from an acquisition.

Results of Operations for the years ended December 31, 2023 and 2022

The following table sets forth our Consolidated Statements of Operations as a percentage of total revenues for the years noted.

	Years Ended December 31,	
	2023	2022
Revenues:		
Research revenues	69.6%	65.9%
Consulting revenues	24.6	28.4
Events revenues	5.8	5.7
Total revenues	100.0	100.0
Operating expenses:		
Cost of services and fulfillment	42.5	41.6
Selling and marketing	34.8	33.8
General and administrative	14.2	12.6
Depreciation	1.8	1.7
Amortization of intangible assets	2.5	2.5
Restructuring costs	2.8	1.7
Income from operations	1.4	6.1
Interest expense	(0.6)	(0.5)
Other income, net	0.5	—
Gains on investments, net	—	0.1
Income before income taxes	1.3	5.7
Income tax expense	0.7	1.6
Net income	0.6%	4.1%

2023 compared to 2022

Revenues

	2023	2022	Absolute Increase (Decrease)	Percentage Increase (Decrease)
	(dollars in millions)			
Total revenues	$ 480.8	$ 537.8	$ (57.0)	(11%)
Research revenues	$ 334.4	$ 354.5	$ (20.1)	(6%)
Consulting revenues	$ 118.2	$ 152.6	$ (34.4)	(23%)
Events revenues	$ 28.2	$ 30.7	$ (2.6)	(8%)
Revenues attributable to customers outside of the U.S.	$ 107.3	$ 111.7	$ (4.4)	(4%)
Percentage of revenue attributable to customers outside of the U.S.	22%	21%	1 point	

Research revenues are recognized as revenue primarily on a ratable basis over the term of the contracts, which are generally 12 or 24-month periods. Research revenues decreased 6% during 2023 compared to 2022 primarily due to the decrease in CV for the year, as discussed above. From a product perspective, the decrease in revenues was primarily due to a decline in revenue from our reprint product and our other smaller and discontinued products. In addition, revenue from our subscription research products was essentially consistent as revenue growth from the Forrester Decisions product was offset by declines in our legacy research products.

Consulting revenues decreased 23% during 2023 compared to 2022. The decrease in revenues was due to a decrease in delivery of both advisory and consulting services due to lower client bookings due to 1) the macroeconomic environment and 2) based on our continued focus on contract value products, our policy change to only sell consulting to contract value clients, except in limited circumstances.

Events revenues decreased 8% during 2023 compared to 2022. The decrease in revenues was primarily due to a decrease in sponsorship revenues.

Refer to the "Segment Results" section below for a discussion of revenue and expenses by segment.

Cost of Services and Fulfillment

	2023	2022	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Cost of services and fulfillment (dollars in millions)	$ 204.5	$ 223.8	$ (19.3)	(9%)
Cost of services and fulfillment as a percentage of total revenues	43%	42%	1 point	
Service and fulfillment employees (at end of period)	781	920	(139)	(15%)

Cost of services and fulfillment expenses decreased 9% in 2023 compared to 2022. The decrease was primarily due to (1) a $10.2 million decrease in professional services costs primarily due to a decrease in contractor costs, outsourced expenses, and consulting fees, (2) a $7.7 million decrease in compensation and benefit costs due to a decrease in headcount, incentive bonus costs, and benefit costs (due to the introduction of the flexible vacation and personal paid time off policy in the United States), (3) a $1.0 million decrease in facilities costs due to a decrease in the number of facilities being leased, and (4) a $0.7 million decrease in software costs. These decreases were partially offset by a $0.6 million increase in stock compensation expense.

Selling and Marketing

	2023	2022	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Selling and marketing expenses (dollars in millions)	$ 167.4	$ 181.9	$ (14.6)	(8%)
Selling and marketing expenses as a percentage of total revenues	35%	34%	1 point	
Selling and marketing employees (at end of period)	682	804	(122)	(15%)

Selling and marketing expenses decreased 8% in 2023 compared to 2022. The decrease was primarily due to (1) an $11.9 million decrease in compensation and benefit costs due to a decrease in commissions expense, headcount, incentive bonus costs, and benefit costs (due to the introduction of the flexible vacation and personal paid time off policy in the United States), (2) a $1.1 million decrease in professional services costs primarily due to a decrease in consulting fees and advertising costs, and (3) a $0.9 million decrease in facilities costs due to a decrease in the number of facilities being leased.

General and Administrative

	2023	2022	Absolute Increase (Decrease)	Percentage Increase (Decrease)
General and administrative expenses (dollars in millions)	$ 68.5	$ 67.7	$ 0.8	1%
General and administrative expenses as a percentage of total revenues	14%	13%	1 point	
General and administrative employees (at end of period)	281	309	(28)	(9%)

General and administrative expenses increased 1% in 2023 compared to 2022. The increase was primarily due to (1) a $2.7 million increase in legal costs, due primarily to a legal settlement for a wage-related matter and related legal services, and (2) a $0.8 million increase in software costs. These increases were partially offset by a $1.4 million decrease in compensation and benefit costs due to a decrease in incentive bonus costs, benefit costs (due to the introduction of the flexible vacation and personal paid time off policy in the United States), and capitalized salaries for internal-use software projects.

Depreciation

The fluctuation for depreciation expense was immaterial in 2023 compared to 2022.

Amortization of Intangible Assets

Amortization expense decreased by $1.2 million in 2023 compared to 2022 primarily due to a decrease in the amortization of a trademark intangible asset. We expect amortization expense related to our intangible assets to be approximately $10.0 million for the year ending December 31, 2024.

Restructuring

In January 2023, we implemented a reduction in our workforce of approximately 4% across various geographies and functions to streamline operations. We recorded $4.3 million of severance and related costs for this action during the fourth quarter of 2022, and $0.6 million during the first quarter of 2023. We recorded a restructuring charge of $5.0 million during the fourth quarter of 2022 related to closing one floor of our offices in California, of which $3.7 million related to an impairment of a right-of-use asset and $1.3 million related to an impairment of leasehold improvements. During the first quarter of 2023, we recorded an incremental $0.4 million impairment to our California office. We also recorded a $0.6 million charge during the first quarter of 2023 for the write-off of a previously capitalized software project. In the fourth quarter of 2023, we incurred an additional impairment of $0.4 million to our California office. Essentially all of the severance and related costs for this plan were paid during 2023.

In May 2023, we implemented a reduction in our workforce of approximately 8% across various geographies and functions to better align our cost structure with our revised revenue outlook for the year, and to streamline our sales and consulting organizations to more efficiently go to market in support of driving contract value growth in the future. We recorded $7.5 million of severance and related costs for this action during the second quarter of 2023. In addition, we closed certain of our smaller offices both inside and outside the U.S. in order to reduce facility costs and better match our facilities to our hybrid work strategy. As a result of closing the offices, we recorded restructuring costs of $2.3 million, which included $1.3 million related to right-of-use asset impairments and accelerated amortization and $0.6 million related to impairments of leasehold improvements. We also incurred $0.7 million in contract termination costs. The remaining $1.3 million of the severance and related costs for this plan will be paid during 2024.

In February 2024, we implemented a reduction in force of approximately 3% of our workforce across various geographies and functions to better align our cost structure with our revenue outlook for 2024. Notification to affected persons commenced in December 2023 and was completed by the end of February 2024. Approximately $0.7 million of severance and related costs for this action were recorded during the fourth quarter of 2023. We expect a majority of the severance and related costs for this plan to be paid during 2024. See Note 15 - *Subsequent Events*, for additional details of this action.

Interest Expense

Interest expense consists of interest on our borrowings and in 2022 also included realized gains and losses on the related interest rate swap. Interest expense increased by $0.6 million in 2023 compared to 2022 due to an increase in the annualized interest rate on our borrowings, which was partially offset by lower average outstanding borrowings.

Other Income (Expense), Net

Other income (expense), net primarily consists of interest income, gains and losses on foreign currency, and gains and losses on foreign currency forward contracts. Other income (expense), net increased by $2.1 million in 2023 compared to 2022 primarily due to an increase in interest income due to higher interest rates in 2023.

Gains on Investments, Net

Gains on investments, net primarily represents our share of equity method investment gains and losses from our technology-related investment funds. The fluctuation for gains on investments, net was immaterial in 2023 compared to 2022.

Income Tax Expense

	2023	2022	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Provision for income taxes (dollars in millions)	$ 3.2	$ 8.9	$ (5.7)	(64%)
Effective tax rate	51%	29%	22 points	

The increase in the effective tax rate during 2023 as compared to 2022 was primarily due to 1) the impact from the decline in income before taxes to $6.3 million in 2023 from $30.7 million in 2022 and 2) increased non-deductible stock compensation due primarily to the effect from the settlement of share-based awards in 2023.

Segment Results

We operate in three segments: Research, Consulting, and Events. These segments, which are also our reportable segments, are based on our management structure and how management uses financial information to evaluate performance and determine how to allocate resources. Our products and services are delivered through each segment as described below.

The Research segment includes the revenues from all of our research products as well as consulting revenues from advisory services (such as speeches and advisory days) delivered by our research organization. Research segment costs include the cost of the organizations responsible for developing and delivering these products in addition to the cost of the product management organization that is responsible for product pricing and packaging and the launch of new products.

The Consulting segment includes the revenues and the related costs of our project consulting organization. The project consulting organization delivers a majority of our project consulting revenue and certain advisory services.

The Events segment includes the revenues and the costs of the organization responsible for developing and hosting in-person and virtual events.

We evaluate reportable segment performance and allocate resources based on segment revenues and expenses. Segment expenses include the direct expenses of each segment organization and exclude selling and marketing expenses, general and administrative expenses, stock-based compensation expense, depreciation expense, adjustments to incentive bonus compensation from target amounts, amortization of intangible assets, restructuring and integration costs, interest and other income (expense), and gains on investments. The accounting policies used by the segments are the same as those used in the consolidated financial statements. We do not review or evaluate assets as part of segment performance. Accordingly, we do not identify or allocate assets by reportable segment.

	Research Segment	Consulting Segment	Events Segment	Consolidated
Year Ended December 31, 2023	**(In thousands, except percentages)**			
Research revenues	$ 334,396	$ —	$ —	$ 334,396
Consulting revenues	28,826	89,402	—	118,228
Events revenues	—	—	28,155	28,155
Total segment revenues	363,222	89,402	28,155	480,779
Segment expenses	(132,444)	(45,028)	(20,557)	(198,029)
Year over year revenue change	(8%)	(19%)	(8%)	(11%)
Year over year expense change	(1%)	(21%)	(6%)	(7%)

	Research Segment	Consulting Segment	Events Segment	Consolidated
Year Ended December 31, 2022	**(In thousands)**			
Research revenues	$ 354,453	$ —	$ —	$ 354,453
Consulting revenues	41,559	111,028	—	152,587
Events revenues	—	—	30,747	30,747
Total segment revenues	396,012	111,028	30,747	537,787
Segment expenses	(133,566)	(56,889)	(21,801)	(212,256)

Research segment revenues decreased 8% during 2023 compared to 2022. Research product revenues within this segment decreased 6% primarily due to the decrease in CV for the year, as discussed above. From a product perspective, the decrease in revenue was primarily due to a decline in revenue from our reprint product and our other smaller and discontinued products. In addition, revenue from our subscription research products was essentially consistent as revenue growth from the Forrester Decisions product was offset by declines in our legacy research products. Consulting product revenues within this segment decreased 31% primarily due to decreased delivery of consulting and advisory services by our research analysts due primarily to lower client bookings for these services.

Research segment expenses decreased 1% during 2023 compared to 2022. The decrease in expenses was primarily due to a $2.0 million decrease in professional services primarily due to a decrease in contractor costs and consulting fees, partially offset by a $0.6 million increase in compensation and benefit costs primarily due to merit increases.

Consulting segment revenues decreased 19% during 2023 compared to 2022. The decrease in revenues was primarily due to a decrease in delivery of consulting services due to lower client bookings due to 1) the macroeconomic environment and 2) based on our continued focus on contract value products, we have enacted a policy of only selling consulting to contract value clients, except in limited circumstances.

Consulting segment expenses decreased 21% during 2023 compared to 2022. The decrease in expenses was primarily due to (1) a $8.4 million decrease in professional services primarily due to a decrease in contractor costs, outsourced expenses, and consulting fees and (2) a $3.3 million decrease in compensation and benefit costs primarily due to a decrease in headcount and benefit costs.

Event segment revenues decreased 8% during 2023 compared to 2022. The decrease in revenues was primarily due to a decrease in sponsorship revenues.

Event segment expenses decreased 6% during 2023 compared to 2022. The decrease in expenses was primarily due to a $1.1 million decrease in compensation and benefits costs primarily due to a decrease in headcount and benefit costs.

A detailed description and analysis of the fiscal year 2021 year-over-year changes can be found in Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Annual Report on Form 10-K for the year ended December 31, 2022.

Liquidity and Capital Resources

We have historically financed our operations primarily through funds generated from operations. Research revenues, which constituted 70% of our revenues during 2023, are generally renewable and are typically payable in advance. We generated cash from operating activities of $21.7 million and $39.4 million during the years ended December 31, 2023 and 2022, respectively. The $17.8 million decrease in cash provided from operations during 2023 was primarily due to an $18.8 million decrease in net income.

During 2023, we used cash in investing activities of $36.8 million, which consisted of $31.3 million in net purchases of marketable investments and $5.5 million of purchases of property and equipment, primarily consisting of computer software. During 2022, we used cash in investing activities of $6.8 million, which consisted of $5.7 million of purchases of property and equipment, primarily consisting of computer software and equipment, and $1.4 million in net purchases of marketable investments.

During 2023, we used $18.3 million of cash from financing activities primarily due to $15.0 million of discretionary repayments of our revolving credit facility, $4.1 million for purchases of our common stock, and $2.7 million in taxes paid related to net share settlements of restricted stock units, partially offset by $3.5 million of net proceeds from the issuance of common stock under our stock-based incentive plans. During 2022, we used $38.9 million of cash from financing activities primarily due to $25.0 million of discretionary repayments of our revolving credit facility and $15.1 million for purchases of our common stock, partially offset by $1.2 million of net proceeds from the issuance of common stock under our stock-based incentive plans. As of December 31, 2023, our remaining stock repurchase authorization was approximately $70.9 million.

The Company has a credit facility that provides up to $150.0 million of revolving credit commitments. Amount outstanding under the credit facility was $35.0 million at December 31, 2023 and the facility expires in December of 2026. The credit facility permits the Company to increase the revolving credit commitments in an aggregate principal amount up to $50.0 million, subject to approval by the administrative agent and certain customary terms and conditions.

The credit facility contains certain customary restrictive loan covenants, including among others, financial covenants that apply a maximum leverage ratio, minimum interest coverage ratio, and maximum annual capital expenditures. The negative covenants limit, subject to various exceptions, our ability to incur additional indebtedness, create liens on assets, merge, consolidate, liquidate or dissolve any part of the company, sell assets, change fiscal year, or enter into certain transactions with affiliates and subsidiaries. We were in full compliance with the covenants as of December 31, 2023 and expect to continue to be in compliance through the next 12 months.

Additional future contractual cash obligations extending over the next 12 months and beyond primarily consist of operating lease payments. We lease office space under non-cancelable operating lease agreements (refer to Note 5 – *Leases* in the Notes to Consolidated Financial Statements for additional information). The remaining duration of non-cancelable office space leases ranges from less than 1 year to 8 years. Remaining lease payments within one year, within two to three years, within four to five years, and after five years from December 31, 2023 are $16.0 million, $26.2 million, $8.6 million, and $6.0 million, respectively.

In addition to the contractual cash commitments included above, we have other payables and liabilities that may be legally enforceable but are not considered contractual commitments. See Note 13 – *Certain Balance Sheet Accounts* in the Notes to Consolidated Financial Statements for more information on our payables and liabilities.

As of December 31, 2023, we had cash, cash equivalents, and marketable investments of $124.5 million. This balance includes $75.8 million held outside of the U.S. If the cash outside of the U.S. is needed for operations in the U.S., we would be required to accrue and pay U.S. state taxes and may be required to pay withholding taxes to foreign jurisdictions to repatriate these funds.

However, our intent is to permanently reinvest these funds outside of the U.S. and our current plans do not demonstrate a need to repatriate these funds for our U.S. operations. We believe that our current cash balance and cash flows from operations will satisfy working capital, financing activities, and capital expenditure requirements for the next twelve months and to meet our known long-term cash requirements.

As of December 31, 2023, we did not have any significant unrecognized tax benefits for uncertain tax positions.

Recent Accounting Pronouncements

See Note 1 – *Summary of Significant Accounting Policies* in the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and effects on results of operations and financial condition.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in foreign currency exchange rates and changes in interest rates on our variable-rate debt.

Foreign Currency Exchange. On a global level, we face exposure to movements in foreign currency exchange rates as we enter into normal business transactions that may be in currencies other than the local currency of our subsidiaries, including the Euro, British Pound, and other foreign currencies. During 2023, we entered into several foreign currency forward contracts to mitigate the effects of adverse fluctuations in foreign currency exchange rates and we may continue to enter into hedging agreements in the future. In addition, transactions and account balances between our U.S. and foreign subsidiaries expose us to currency exchange risk. This exposure may change over time as business practices evolve and could have a material adverse effect on our results of operations.

We incurred foreign currency exchange losses of $0.3 million, $0.2 million, and $1.4 million during the years ended December 31, 2023, 2022, and 2021, respectively.

Interest Rate Risk. As of December 31, 2023, we had $35.0 million in total debt principal outstanding. See Note 4 — *Debt* in the Notes to Consolidated Financial Statements for additional information regarding our outstanding debt obligations.

All of our debt outstanding as of December 31, 2023 was based on a floating base rate of interest, which exposes us to increases in interest rates. As an indication of our potential exposure to changes in interest rates, a hypothetical 25 basis point increase or decrease in interest rates on our debt could change our annual pretax interest expense for the following 12-month period by approximately $0.1 million.

The primary objective of our investment activities is to preserve principal and maintain liquidity while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and marketable investments in a variety of securities during the course of the year, which may include U.S. government agencies, municipal notes and bonds, corporate notes and bonds, commercial paper, and money market funds. The securities, other than U.S. money market funds, are classified as available-for-sale and consequently are recorded in the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive loss in the Consolidated Balance Sheets. If interest rates rise, the market value of our investments may decline, which could result in a realized loss if we are forced to sell an investment before its scheduled maturity. We have the ability to hold our fixed income investments until maturity (without giving effect to any future acquisitions or mergers). Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates on our securities portfolio. In addition, given the short maturities and investment grade quality of the portfolio holdings at December 31, 2023, a hypothetical 10% change in interest rates would not materially affect the fair value of our cash and cash equivalents.

The following table provides information about our investment portfolio, excluding our money market funds, for which all of the securities are denominated in U.S. dollars. For investment securities, the table presents principal cash flows and related weighted-average interest rates by maturity date (dollars in thousands):

| | Years Ended December 31, | |
	2024	**2025**
Corporate obligations	$ 16,037	$ 1,940
Federal obligations	1,993	—
Total	$ 18,030	$ 1,940
Weighted average interest rates	4.44%	2.53%

Item 8. *Consolidated Financial Statements and Supplementary Data*

The financial statements listed in the following Index to Financial Statements are filed as a part of this 2023 Annual Report on Form 10-K.

FORRESTER RESEARCH, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Forrester Research, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Forrester Research, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Identification of Distinct Performance Obligations

As described in Note 1 to the consolidated financial statements, the Company generates all of its revenues from contracts with customers, which totaled $480.8 million for the year ended December 31, 2023. Performance obligations within a contract are identified based on the products and services promised to be transferred in the contract. When a contract includes more than one promised product or service, management must apply judgment to determine whether the promises represent multiple performance obligations or a single, combined performance obligation. This evaluation requires management to determine if the promises are both capable of being distinct, where the customer can benefit from the product or service on its own or together with other resources readily available, and are distinct within the context of the contract, where the transfer of products or services is separately identifiable from other promises in the contract. When both criteria are met, each promised product or service is accounted for as a separate performance obligation.

The principal considerations for our determination that performing procedures relating to revenue recognition, specifically the identification of distinct performance obligations, is a critical audit matter is a high degree of auditor effort in performing procedures and evaluating evidence related to management's identification of the distinct performance obligations.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the identification of performance obligations. These procedures also included, among others, testing management's process for identifying distinct performance obligations within contracts with customers and evaluating the revenue recognition impact of contractual terms and conditions by examining contracts on a test basis.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 8, 2024

We have served as the Company's auditor since 2010.

FORRESTER RESEARCH, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

		December 31, 2023		December 31, 2022
ASSETS				
Current Assets:				
Cash and cash equivalents	$	72,909	$	103,629
Marketable investments (Note 2)		51,580		19,688
Accounts receivable, net of allowance for expected credit losses of $574 and $560 as of December 31, 2023 and 2022, respectively (Note 1, 13)		58,999		73,345
Deferred commissions		23,207		24,559
Prepaid expenses and other current assets		9,305		14,069
Total current assets		216,000		235,290
Property and equipment, net		19,401		23,208
Operating lease right-of-use assets		39,722		49,970
Goodwill		244,257		242,149
Intangible assets, net		37,637		49,504
Other assets		7,157		8,317
Total assets	$	564,174	$	608,438
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	1,796	$	361
Accrued expenses and other current liabilities		81,482		91,007
Deferred revenue		156,798		178,021
Total current liabilities		240,076		269,389
Long-term debt		35,000		50,000
Non-current operating lease liabilities		37,673		50,751
Other non-current liabilities (Note 13)		11,160		16,642
Total liabilities		323,909		386,782
Commitments and contingencies (Note 14)				
Stockholders' Equity:				
Preferred stock, $0.01 par value				
Authorized - 500 shares; issued and outstanding - none		—		—
Common stock, $0.01 par value				
Authorized - 125,000 shares				
Issued - 24,684 and 24,367 shares as of December 31, 2023 and 2022, respectively				
Outstanding - 19,248 and 19,062 shares as of December 31, 2023 and 2022, respectively		247		244
Additional paid-in capital		278,057		261,766
Retained earnings		177,681		174,631
Treasury stock - 5,437 and 5,305 shares as of December 31, 2023 and 2022, respectively		(211,149)		(207,067)
Accumulated other comprehensive loss		(4,571)		(7,918)
Total stockholders' equity		240,265		221,656
Total liabilities and stockholders' equity	$	564,174	$	608,438

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,					
		2023		2022		2021
Revenues:						
Research	$	334,396	$	354,453	$	325,340
Consulting		118,228		152,587		156,114
Events		28,155		30,747		12,861
Total revenues		480,779		537,787		494,315
Operating expenses:						
Cost of services and fulfillment		204,484		223,773		201,815
Selling and marketing		167,352		181,940		170,949
General and administrative		68,497		67,655		58,056
Depreciation		8,452		9,269		9,390
Amortization of intangible assets		11,956		13,161		15,129
Integration costs		—		—		334
Restructuring costs		13,272		9,335		—
Total operating expenses		474,013		505,133		455,673
Income from operations		6,766		32,654		38,642
Interest expense		(3,060)		(2,461)		(4,222)
Other income (expense), net		2,371		222		(1,229)
Gains on investments, net		208		309		—
Income before income taxes		6,285		30,724		33,191
Income tax expense		3,235		8,918		8,347
Net income	$	3,050	$	21,806	$	24,844
Basic income per common share	$	0.16	$	1.15	$	1.30
Diluted income per common share	$	0.16	$	1.14	$	1.28
Basic weighted average common shares outstanding		19,183		18,967		19,110
Diluted weighted average common shares outstanding		19,258		19,172		19,357

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

| | Years Ended December 31, | | |
	2023	2022	2021
Net income	$ 3,050	$ 21,806	$ 24,844
Other comprehensive income (loss), net of tax:			
Foreign currency translation	3,248	(4,807)	(3,083)
Net change in market value of interest rate swap	—	212	609
Net change in market value of investments	99	(134)	(25)
Other comprehensive income (loss)	3,347	(4,729)	(2,499)
Comprehensive income	$ 6,397	$ 17,077	$ 22,345

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Number of Shares	$0.01 Par Value			Number of Shares	Cost		
Balance at December 31, 2020	23,648	$ 236	$ 230,128	$ 127,981	4,631	$ (171,889)	$ (690)	$ 185,766
Issuance of common stock under stock plans, including tax effects	437	5	5,787	—	—	—	—	5,792
Repurchases of common stock	—	—	—	—	396	(20,066)	—	(20,066)
Stock-based compensation expense	—	—	10,070	—	—	—	—	10,070
Net income	—	—	—	24,844	—	—	—	24,844
Net change in interest rate swap, net of tax	—	—	—	—	—	—	609	609
Net change in marketable investments, net of tax	—	—	—	—	—	—	(25)	(25)
Foreign currency translation	—	—	—	—	—	—	(3,083)	(3,083)
Balance at December 31, 2021	24,085	241	245,985	152,825	5,027	(191,955)	(3,189)	203,907
Issuance of common stock under stock plans, including tax effects	282	3	1,238	—	—	—	—	1,241
Repurchases of common stock	—	—	—	—	278	(15,112)	—	(15,112)
Stock-based compensation expense	—	—	14,543	—	—	—	—	14,543
Net income	—	—	—	21,806	—	—	—	21,806
Net change in interest rate swap, net of tax	—	—	—	—	—	—	212	212
Net change in marketable investments, net of tax	—	—	—	—	—	—	(134)	(134)
Foreign currency translation	—	—	—	—	—	—	(4,807)	(4,807)
Balance at December 31, 2022	24,367	244	261,766	174,631	5,305	(207,067)	(7,918)	221,656
Issuance of common stock under stock plans, including tax effects	317	3	805	—	—	—	—	808
Repurchases of common stock	—	—	—	—	132	(4,082)	—	(4,082)
Stock-based compensation expense	—	—	15,486	—	—	—	—	15,486
Net income	—	—	—	3,050	—	—	—	3,050
Net change in marketable investments, net of tax	—	—	—	—	—	—	99	99
Foreign currency translation	—	—	—	—	—	—	3,248	3,248
Balance at December 31, 2023	24,684	$ 247	$ 278,057	$ 177,681	5,437	$ (211,149)	$ (4,571)	$ 240,265

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 3,050	$ 21,806	$ 24,844
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	8,452	9,269	9,390
Impairment of property and equipment	726	1,296	—
Amortization of intangible assets	11,956	13,161	15,129
Net gains from investments	(208)	(309)	—
Deferred income taxes	(5,461)	(6,652)	(275)
Stock-based compensation	15,486	14,543	10,070
Operating lease right-of-use assets amortization and impairments	11,658	14,511	11,415
Amortization of deferred financing fees	446	443	920
Amortization of premium (discount) on investments	(300)	(3)	65
Foreign currency losses	254	239	1,439
Changes in assets and liabilities			
Accounts receivable	14,715	12,835	(3,898)
Deferred commissions	1,352	5,070	(6,010)
Prepaid expenses and other current assets	6,020	4,374	(1,283)
Accounts payable	1,428	(461)	201
Accrued expenses and other liabilities	(10,644)	(6,102)	20,426
Deferred revenue	(23,279)	(31,656)	36,007
Operating lease liabilities	(13,978)	(12,939)	(11,373)
Net cash provided by operating activities	21,673	39,425	107,067
Cash flows from investing activities:			
Purchases of property and equipment	(5,495)	(5,663)	(10,745)
Purchases of marketable investments	(61,068)	(28,683)	(21,607)
Proceeds from maturities of marketable investments	28,338	27,331	2,000
Proceeds from sales of marketable investments	1,453	—	1,000
Other investing activity	13	201	56
Net cash used in investing activities	(36,759)	(6,814)	(29,296)
Cash flows from financing activities:			
Payments on borrowings	(15,000)	(25,000)	(34,375)
Payment of debt issuance costs	(25)	—	(494)
Repurchases of common stock	(4,082)	(15,112)	(20,066)
Proceeds from issuance of common stock under employee equity incentive plans	3,489	4,352	9,165
Taxes paid for net share settlements of stock-based compensation awards	(2,681)	(3,111)	(3,373)
Net cash used in financing activities	(18,299)	(38,871)	(49,143)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,773	(6,117)	(1,249)
Net increase (decrease) in cash, cash equivalents and restricted cash	(30,612)	(12,377)	27,379
Cash, cash equivalents and restricted cash, beginning of year	105,654	118,031	90,652
Cash, cash equivalents and restricted cash, end of year	$ 75,042	$ 105,654	$ 118,031
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 2,596	$ 2,015	$ 3,279
Cash paid for income taxes	$ 10,643	$ 8,901	$ 9,815

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Note 1 – Summary of Significant Accounting Policies

Basis of Presentation

Forrester Research, Inc. is a global independent research and advisory firm. The Company helps leaders across technology, customer experience, marketing, sales and product functions use customer obsession to accelerate growth. Through Forrester's proprietary research, consulting, and events, leaders from around the globe are empowered to be bold at work, navigate change, and put their customers at the center of their leadership, strategy, and operations. The Company's unique insights are grounded in annual surveys of more than 700,000 consumers, business leaders, and technology leaders worldwide, rigorous and objective research methodologies, over 100 million real-time feedback votes, and the shared wisdom of our clients.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") for reporting on Form 10-K. The Company's fiscal year is the twelve months from January 1 through December 31 and all references to 2023, 2022, and 2021 refer to the fiscal year unless otherwise noted.

Principles of Consolidations

The accompanying consolidated financial statements include the accounts of Forrester and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Forrester considers the more significant of these estimates to be revenue recognition, ongoing impairment reviews of goodwill, intangible and other long-lived assets, and income taxes. On an ongoing basis, management evaluates its estimates. Actual results could differ from these estimates.

Adoption of New Accounting Pronouncements

The Company adopted the guidance in the Financial Accounting Standards Board's ("FASB") Accounting Standards Update ("ASU") No. 2019-12, *Income Taxes – Simplifying the Accounting for Income Taxes* on January 1, 2021. The standard provides guidance to simplify the accounting for income taxes in certain areas, changes the accounting for select income tax transactions, and makes other minor improvements. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

Fair Value Measurements

The carrying amounts reflected in the Consolidated Balance Sheets for cash, certain cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short-term maturities. The Company's financial instruments also include its outstanding variable-rate borrowings (refer to Note 4 – *Debt*). The Company believes that the carrying amount of its variable-rate borrowings reasonably approximate their fair values because the rates of interest on those borrowings reflect current market rates of interest.

Additionally, the Company has certain financial assets and liabilities recorded at fair value at each balance sheet date, including cash equivalents and marketable investments, in accordance with the accounting standards for fair value measurements. Refer to Note 7 – *Fair Value Measurements* for the Company's fair value disclosures.

Cash, Cash Equivalents, and Marketable Investments

Forrester considers all short-term, highly liquid investments with original maturities at the time of purchase of 90 days or less to be cash equivalents, inclusive of the Company's U.S. based money market funds.

The Company's portfolio of investments may at any time include securities of U.S. government agencies, municipal notes and bonds, corporate notes and bonds, commercial paper, and money market funds based outside of the U.S. Marketable investments are classified as current assets as they are available for use in current operations. Forrester accounts for all marketable investments as available-for-sale securities and as such, the marketable investments are carried at fair value with unrealized gains and losses (not related to credit losses) recorded in accumulated other comprehensive loss in the Consolidated Balance Sheets. Realized gains and losses on securities are included in earnings and are determined using the specific identification method. The Company conducts periodic reviews to identify and evaluate each investment that has an unrealized loss, in accordance with the meaning of other-than-temporary impairment and its application to certain investments, as required under the accounting standards. Unrealized losses on available-for-sale securities that are determined to be temporary, and not related to credit loss, are recorded, net of tax, in accumulated other comprehensive loss. During the years ended December 31, 2023, 2022, and 2021, the Company did not record any other-than-temporary impairment losses on its available-for-sale securities.

The Company did not realize any gains or losses from the Company's available-for-sale securities during the years ended December 31, 2023, 2022, and 2021.

Presentation of Restricted Cash

The following table summarizes the end-of-period cash and cash equivalents from the Company's Consolidated Balance Sheets and the total cash, cash equivalents and restricted cash as presented in the accompanying Consolidated Statements of Cash Flows (in thousands).

	For the Year Ended December 31,	
	2023	2022
Cash and cash equivalents shown in balance sheets	$ 72,909	$ 103,629
Restricted cash classified in other assets (1):	2,133	2,025
Cash, cash equivalents and restricted cash shown in statement of cash flows	$ 75,042	$ 105,654

(1) Restricted cash consists of collateral required for leased office space. The short-term or long-term classification regarding the collateral for the leased office space is determined in accordance with the expiration of the underlying leases.

Concentrations of Credit Risk

Financial instruments that potentially subject Forrester to concentrations of credit risk are principally cash, cash equivalents, marketable investments, accounts receivable, and foreign currency forward exchange contracts. The Company limits its risk exposure by having its cash, cash equivalents, and foreign currency forward exchange contracts with large commercial banks and by diversifying counterparties. No single customer accounted for greater than 4% of revenues or 2% of accounts receivable in any of the periods presented.

Forrester does not have any off-balance sheet arrangements.

Business Acquisitions

Forrester accounts for business combinations in accordance with the acquisition method of accounting as prescribed by FASB ASC Topic 805, *Business Combinations*. The acquisition method of accounting requires the Company to record the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with any excess of the consideration transferred over the estimated fair value of the net assets acquired, including identifiable intangible assets, to be recorded to goodwill. The Company did not consummate a business combination during the years ended December 31, 2023, 2022, and 2021.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair values of the tangible and identifiable intangible net assets acquired. Goodwill is not amortized; however, it is required to be tested for impairment annually, which requires assessment of the potential impairment at the reporting unit level. Reporting units are determined based on the components of the Company's operating segments that constitute a business for which financial information is available and for which operating results are regularly reviewed by segment management. Testing for impairment is also required on an interim basis if an event or circumstance indicates it is more likely than not an impairment loss has been incurred. When performing an impairment assessment, the Company either uses a qualitative assessment, to determine if it is more likely than not that the estimated fair value of any reporting unit is less than its carrying amount, or a quantitative analysis, to determine and compare the fair value of each reporting unit to its carrying value, or a combination of both. An impairment of goodwill is recognized to the extent that the carrying amount of a reporting unit exceeds its estimated fair value. Absent an event that indicates a specific impairment may exist, the Company has selected November 30th as the date for performing the annual goodwill impairment test. Goodwill impairment charges have not been required for the years ended December 31, 2023, 2022 and 2021.

Impairment of Other Long-Lived Tangible and Intangible Assets

Other long-lived assets primarily consist of property and equipment, operating lease right-of-use assets, and intangible assets. The Company periodically evaluates the recoverability of other long-lived assets whenever events and changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When indicators of impairment are present, the carrying values of the asset group are evaluated in relation to the future undiscounted cash flows of the underlying business. The net book value of the underlying asset is adjusted to fair value if the sum of the expected discounted cash flows is less than book value. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. The Company recorded $2.6 million and $5.0 million of long-lived asset impairment charges during 2023 and 2022, respectively (refer to Note 5 – *Leases*). No impairment charges were recorded during 2021.

Non-Current Liabilities

The Company records deferred tax liabilities and other liabilities that are expected to be settled over a period that exceeds one year as non-current liabilities.

Foreign Currency

The functional currency of Forrester's wholly-owned subsidiaries is their respective local currency. These subsidiary financial statements are translated to U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the corresponding period for revenues and expenses, with translation gains and losses recorded as a component of accumulated other comprehensive loss in the Consolidated Balance Sheets. Gains and losses related to the remeasurement of monetary assets and liabilities denominated in a currency other than an entity's functional currency are included in other income (expense), net in the Consolidated Statements of Operations. Forrester recorded $0.3 million, $0.2 million, and $1.4 million of foreign exchange losses during 2023, 2022, and 2021, respectively.

Revenue

The Company generates all of its revenues from contracts with customers, which totaled $480.8 million for the year ended December 31, 2023.

The Company recognizes revenue when a customer obtains control of promised products or services, in an amount that reflects the consideration expected to be received in exchange for those products or services. The Company follows the five-step model prescribed under Topic 606: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the Company satisfies each performance obligation. Revenues are presented net of any sales or value added taxes collected from customers and remitted to the government.

The Company accounts for a contract when it has approval and commitment from both parties, the fees, payment terms and rights of the parties regarding the products or services to be transferred are identified, the contract has commercial substance, and it is probable that substantially all of the consideration for the products and services expected to be transferred is collectible. The Company applies judgment in determining the customer's ability and intention to pay for services expected to be transferred, which is based on factors including the customer's payment history, management's ability to mitigate exposure to credit risk (for example, requiring payment in advance of the transfer of products or services, or the ability to stop transferring promised products or services in the event a customer fails to pay consideration when due), and experience selling to similarly situated customers. Since the transaction price is fixed and defined as part of entering into a contract, and generally does not change, variable consideration is insignificant.

Performance obligations within a contract are identified based on the products and services promised to be transferred in the contract. When a contract includes more than one promised product or service, the Company must apply judgment to determine whether the promises represent multiple performance obligations or a single, combined performance obligation. This evaluation requires the Company to determine if the promises are both capable of being distinct, where the customer can benefit from the product or service on its own or together with other resources readily available, and are distinct within the context of the contract, where the transfer of products or services is separately identifiable from other promises in the contract. When both criteria are met, each promised product or service is accounted for as a separate performance obligation. In cases where the promises are distinct, the Company is further required to evaluate if the promises are a series of products and services that are substantially the same and have the same pattern of transfer to the customer (referred to as the "series" guidance). When the Company determines that promises meet the series guidance, they are accounted for as a single, combined performance obligation.

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation on a relative basis according to their standalone selling prices. The Company determines standalone selling price based on the price at which the performance obligation is sold separately. If the Company does not have a history of selling a performance obligation, management applies judgment to estimate the standalone selling price, taking into consideration available information, including market conditions, factors considered to set list prices, pricing of similar products, and internal pricing objectives. The corresponding allocated revenues are recognized when (or as) the performance obligations are satisfied, as discussed further below.

Research revenues

The majority of research revenues are subscriptions to our research, including access to a designated portion of our research and, depending on the type of license, unlimited analyst inquiry or guidance sessions, an executive coach or advisor, peer offerings, and unlimited participation in Forrester webinars, all of which are delivered throughout the contract period. The Company has concluded that these promises represent a stand ready obligation to provide a daily information service, in which the services are the same each day, every day is distinct, and the customer simultaneously receives and consumes the benefits as the Company transfers control throughout the contract period. Accordingly, these subscriptions meet the requirements of the series guidance and are each accounted for as a single performance obligation. The Company recognizes revenue ratably over the contract term, using an output measure of time elapsed. Certain of the research products include advisory services and/or an event ticket, which are accounted for as a separate performance obligation and are recognized at the point in time the service is completed, the final deliverable is transferred to the customer, or the event occurs. Research revenues also include sales of electronic reprints, which are written research documents prepared by Forrester's analysts and hosted via an on-line platform. Reprints include a promise to deliver a customer-selected research document and certain usage data provided through the on-line platform, which represents two performance obligations. The Company satisfies the performance obligation for the research document by providing access to the electronic reprint and accordingly recognizes revenue at that point in time. The Company satisfies the performance obligation for the data portion of the reprint on a daily basis and accordingly recognizes revenue over time.

Consulting revenues

Consulting revenues consist of consulting projects and advisory services. Consulting project revenues consist of the delivery of focused insights and recommendations to assist clients in developing and executing their technology and business strategies. Projects are fixed-fee arrangements that are generally completed over two weeks to three months. The Company has concluded that each project represents a single performance obligation as each is a single promise to deliver a customized engagement and deliverable. For the majority of these services, either practically or contractually, the work performed and delivered to the customer has no alternative use to the Company. Additionally, Forrester maintains an enforceable right to payment at all times throughout the contract. The Company utilizes an input method and recognizes revenue over time, based on hours expended relative to the total estimated hours required to satisfy the performance obligation. The input method closely aligns with how control of interim deliverables is transferred to the customer throughout the engagement and is also the method used internally to price the project and assess operational performance. If the Company were to enter into an agreement where it does not have an enforceable right to payment at all times, revenue would be recognized at the point in time the project is completed. Certain of our content marketing consulting projects contain a second performance obligation for access to interactive tools over a specified license period, typically 12 or 24 months. The Company recognizes revenue for this performance obligation ratably over the license period.

Advisory services revenues are short-term presentations or knowledge sharing sessions (which can range from one hour to two days), such as speeches and advisory days. Each is a promise for a Forrester analyst to deliver a deeper understanding of Forrester's published research and represents a single performance obligation. Revenue is recognized at the point in time the service is completed or the final deliverable is transferred to the customer, which is when the customer has received the benefit(s) of the service.

Events revenues

Events revenues consist of either ticket or sponsorship sales for Forrester-hosted events. Each is a single promise that either allows entry to, or grants the right to promote a product or service at, a specific event. The Company concluded that each of these represents a single performance obligation. The Company recognizes revenue at the completion of the event, which is the point in time when the customer has received the benefit(s) from attending or sponsoring the event.

Prepaid performance obligations

Prepaid performance obligations (including event tickets, reprints, consulting projects, and advisory services) on non-cancellable contracts, for which the Company estimates will expire unused, are recognized in proportion to the pattern of related rights exercised by the customer. This assessment requires judgment, including estimating the percentage of prepaid rights that will go unexercised and anticipating the impact that future changes to products, pricing, and customer engagement will have on actual expirations. The Company updates estimates used to recognize unexercised rights on a quarterly basis.

Contract modifications

Consulting contracts are occasionally modified to update the scope of the services purchased. Since a consulting project is a single performance obligation that is only partially satisfied at the modification date, the updated project requirements are not distinct and the modification is accounted for as part of the existing contract. The effect of the modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue (either an increase or decrease) on a cumulative catch-up basis. For the year ended December 31, 2023, the Company recorded an immaterial amount of cumulative catch-up adjustments.

Refer to Note 12 – *Operating Segment and Enterprise Wide Reporting* for a summary of disaggregated revenue by geographic region.

Contract Assets and Liabilities

Accounts receivable

Accounts receivable includes amounts billed and currently due from customers. Since the only condition for payment of the Company's invoices is the passage of time, the Company records a receivable on the date the invoice is issued. Also included in accounts receivable are unbilled amounts resulting from revenue exceeding the amount billed to the customer, where the right to payment is unconditional. If the right to payment for services performed was conditional on something other than the passage of time, the unbilled amount would be recorded as a separate contract asset. There were no contract assets as of December 31, 2023.

The majority of the Company's contracts are non-cancelable. However, for contracts that are cancelable by the customer, the Company does not record a receivable when it issues an invoice. The Company records accounts receivable on these contracts only up to the amount of revenue earned but not yet collected.

In addition, since the majority of the Company's contracts are invoiced for annual periods, and payment is expected within one year from the transfer of products and services, the Company does not adjust its receivables or transaction price for the effects of a significant financing component.

Deferred revenue

The Company refers to contract liabilities as deferred revenue in the Consolidated Balance Sheets. Payment terms in the Company's customer contracts vary, but generally require payment in advance of fully satisfying the performance obligation(s). Deferred revenue consists of billings in excess of revenue recognized. Similar to accounts receivable, the Company does not record deferred revenue for unpaid invoices issued on a cancelable contract.

During the years ended December 31, 2023 and 2022, the Company recognized approximately $166.3 million and $189.2 million of revenue, respectively, related to its deferred revenue balance at January 1 of each such period.

Approximately $385.6 million of revenue is expected to be recognized during the next 24 months from remaining performance obligations as of December 31, 2023.

Cost to Obtain Contracts

The Company capitalizes commissions paid to sales representatives and related fringe benefits costs that are incremental to obtaining customer contracts. These costs are included in deferred commissions in the Consolidated Balance Sheets. The Company elected the practical expedient to account for these costs at a portfolio level as the Company's contracts are similar in nature and the amortization model used closely matches the amortization expense that would be recognized on a contract-by-contract basis. Costs to obtain a contract are amortized to earnings over the initial contract term, which is the same period the related revenue is recognized.

Amortization of the expense related to deferred commissions was $39.8 million, $45.9 million, and $43.9 million for the years ended December 31, 2023, 2022, and 2021, respectively, and is recorded in selling and marketing expenses in the Consolidated Statements of Operations. The Company evaluates the recoverability of deferred commissions at each balance sheet date and there were no impairments recorded during 2023, 2022, or 2021.

Leases

The Company determines whether an arrangement is a lease at inception of the arrangement. The Company accounts for a lease when it has the right to control the leased asset for a period of time while obtaining substantially all of the assets' economic benefits. All of the Company's leases are operating leases, the majority of which are for office space. Operating lease right-of-use ("ROU") assets and non-current operating lease liabilities are included as individual line items in the Consolidated Balance Sheets, while short-term operating lease liabilities are recorded within accrued expenses and other current liabilities.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The discount rate used to determine the present value of the lease payments is the Company's incremental borrowing rate based on the information available at lease inception, as generally an implicit rate in the lease is not readily determinable. An operating lease ROU asset includes all lease payments, lease incentives and initial direct costs incurred. Some of the Company's leases include options to extend or terminate the lease. When determining the lease term, these options are included in the measurement and recognition of the Company's ROU assets and lease liabilities when it is reasonably certain that the Company will exercise the option(s). The Company considers various economic factors when making this determination, including, but not limited to, the significance of leasehold improvements incurred in the office space, the difficulty in replacing the asset, underlying contractual obligations, and specific characteristics unique to a particular lease.

Subsequent to entering into a lease arrangement, the Company reassesses the certainty of exercising options to extend or terminate a lease. When it becomes reasonably certain that the Company will exercise an option that was not included in the lease term, the Company accounts for the change in circumstances as a lease modification, which results in the remeasurement of the ROU asset and lease liability as of the modification date.

Lease expense for operating leases is recognized on a straight-line basis over the lease term based on the total lease payments (which include initial direct costs and lease incentives). The expense is included in operating expenses in the Consolidated Statements of Operations.

The Company's lease agreements generally contain lease and non-lease components. Non-lease components are fixed charges stated in an agreement and primarily include payments for parking at the leased office facilities. The Company accounts for the lease and fixed payments for non-lease components as a single lease component under Topic 842, which increases the amount of the ROU assets and lease liabilities. Most of the Company's lease agreements also contain variable payments, primarily maintenance-related costs, which are expensed as incurred and not included in the measurement of the ROU assets and lease liabilities.

Leases with an initial term of twelve months or less are not recorded in the Consolidated Balance Sheets and are not material.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2023, 2022, and 2021 was $1.7 million, $2.3 million, and $2.1 million, respectively. These expenses consisted primarily of online marketing and are included in selling and marketing expense in the Consolidated Statements of Operations.

Stock-Based Compensation

The Company recognizes the fair value of stock-based compensation expense over the requisite service period of the individual grantee, which generally equals the vesting period. Forfeitures are recognized as they occur and all income tax effects related to settlements of share-based payment awards are reported in earnings as an increase or decrease to income tax expense. All income tax-related cash flows resulting from share-based payments are reported as operating activities in the Consolidated Statements of Cash Flows and cash paid by directly withholding shares for tax withholding purposes is classified as a financing activity.

Stock-based compensation expense was recorded in the following expense categories (in thousands):

| | Years Ended December 31, | | |
	2023	2022	2021
Cost of services and fulfillment	$ 9,068	$ 8,435	$ 6,057
Selling and marketing	2,943	2,774	1,698
General and administrative	3,475	3,334	2,315
Total	$ 15,486	$ 14,543	$ 10,070

The options granted under the equity incentive plan and shares subject to the employee stock purchase plan were valued utilizing the Black-Scholes model using the following assumptions and had the following fair values (no options were granted in 2022 or 2021):

	Years Ended December 31,			
	2023		2022	2021
	Equity Incentive Plans	Employee Stock Purchase Plan	Employee Stock Purchase Plan	Employee Stock Purchase Plan
Average risk-free interest rate	4.27%	5.51%	3.71%	0.05%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected life	4.75 Years	0.5 Years	0.5 Years	0.5 Years
Expected volatility	43%	35%	33%	30%
Weighted average fair value	$ 14.24	$ 7.90	$ 10.22	$ 11.20

Expected volatility is based on the historical volatility of Forrester's common stock as well as management's expectations of future volatility over the expected term of the awards granted. The risk-free interest rate is based on the U.S. Treasury Constant Maturity rate with an equivalent remaining term. The expected term calculation is based upon the option period of the employee stock purchase plan, and for options, it is based upon Forrester's historical experience of exercise patterns.

The unamortized fair value of stock-based awards as of December 31, 2023 was $27.7 million with a weighted average remaining recognition period of 2.5 years.

Depreciation and Amortization

Forrester provides for depreciation and amortization of property and equipment, computed using the straight-line method, over their estimated useful lives of its assets as follows:

	Estimated Useful Life
Computers and equipment	3 to 10 Years
Computer software	3 to 5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Shorter of asset life or lease term

Forrester provides for amortization of intangible assets, computed using an accelerated method according to the expected cash flows to be received from the underlying assets, over their estimated useful lives as follows:

	Estimated Useful Life
Customer relationships	5 to 9 Years
Technology	1 to 8 Years
Trademarks	6 to 8 Years

Income Taxes

Forrester recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statements and tax basis of assets and liabilities as well as operating loss carryforwards.

Forrester's provision for income taxes is composed of a current and a deferred provision for federal, state, and foreign jurisdictions. The current provision is calculated as the estimated taxes payable or refundable on tax returns for the current year. The deferred provision is calculated as the net change during the year in deferred tax assets and liabilities. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized.

Forrester accounts for uncertain tax positions using a "more-likely-than-not" threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity, and changes in facts or circumstances related to a tax position. The Company evaluates these tax positions on a quarterly basis. The Company also accrues for potential interest and penalties related to unrecognized tax benefits in income tax expense.

Net Income Per Common Share

Basic net income per common share is computed by dividing net income by the basic weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the diluted weighted average number of common shares and common equivalent shares outstanding during the period. The weighted average number of common equivalent shares outstanding has been determined in accordance with the treasury-stock method. Common stock equivalents consist of common stock issuable upon the exercise of outstanding stock options and the vesting of restricted stock units.

Basic and diluted weighted average common shares are as follows (in thousands):

	Years Ended December 31,		
	2023	2022	2021
Basic weighted average common shares outstanding	19,183	18,967	19,110
Weighted average common equivalent shares	75	205	247
Diluted weighted average common shares outstanding	19,258	19,172	19,357
Options and restricted stock units excluded from diluted weighted average share calculation as effect would have been anti-dilutive	730	210	3

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848) – Facilitation of the Effects of Reference Rate Reform on Finance Reporting.* The new standard provides optional guidance for a limited period of time to ease the potential burden in accounting for, or recognizing the effects of, reference rate reform on financial reporting due to the risk of cessation of the London Interbank Offered Rate ("LIBOR"). The updates apply to contracts, hedging relationships, and other transactions that reference LIBOR, or another reference rate expected to be discontinued because of reference rate reform, and as a result require a modification. In December 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848.* The amendments in this update defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The amendments in this update apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The standard has not impacted the Company's financial position or results of operations, and will not have an impact in the future as the Company no longer has any financial instruments that reference LIBOR.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures.* The new standard enhances the disclosures of reportable segment information, primarily in regards to significant segment expenses. The new standard will be effective for the Company for the annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025, with early adoption permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of adoption of the standard on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740) - Improvements to Income Tax Disclosures.* The new standard enhances income tax disclosure requirements by requiring specified categories and greater disaggregation within the rate reconciliation table, disclosure of income taxes paid by jurisdiction, and providing clarification on uncertain tax positions and related financial statement impacts. The new standard will be effective for the Company on January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact of adoption of the standard on its consolidated financial statements.

Note 2 – Marketable Investments

The following table summarizes the Company's marketable investments (in thousands):

	As of December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Corporate obligations	$ 18,049	$ —	$ (72)	$ 17,977
Federal agency obligations	2,000	—	(7)	1,993
Money market funds	31,610	—	—	31,610
Total	$ 51,659	$ —	$ (79)	$ 51,580

	As of December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Corporate obligations	$ 17,900	$ 8	$ (205)	$ 17,703
Federal agency obligations	1,999	—	(14)	1,985
Total	$ 19,899	$ 8	$ (219)	$ 19,688

Realized gains and losses on investments are included in earnings and are determined using the specific identification method. There were no realized gains or losses on marketable investments during the years ended December 31, 2023, 2022, and 2021.

The following table summarizes the maturity periods of the marketable investments in the Company's portfolio as of December 31, 2023 (in thousands):

	2024	2025	Total
Corporate obligations	$ 16,037	$ 1,940	$ 17,977
Federal agency obligations	1,993	—	1,993
Money market funds	31,610	—	31,610
Total	$ 49,640	$ 1,940	$ 51,580

The following table shows the gross unrealized losses and market value of the Company's available-for-sale securities with unrealized losses that are not deemed to be other-than-temporary, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	As of December 31, 2023			
	Less Than 12 Months		12 Months or Greater	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses
Corporate obligations	$ 13,098	$ 8	$ 4,879	$ 64
Federal agency obligations	—	—	1,993	7
Total	$ 13,098	$ 8	$ 6,872	$ 71

	As of December 31, 2022			
	Less Than 12 Months		12 Months or Greater	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses
Corporate obligations	$ 9,619	$ 139	$ 8,084	$ 66
Federal agency obligations	1,985	14	—	—
Total	$ 11,604	$ 153	$ 8,084	$ 66

Note 3 – Goodwill and Other Intangible Assets

A summary of goodwill by segment and the changes in the carrying amount of goodwill is shown in the following table (in thousands):

	Research Segment	Consulting Segment	Total
Balance at December 31, 2021	$ 236,770	$ 8,224	$ 244,994
Foreign currency translation adjustments	(2,750)	(95)	(2,845)
Balance at December 31, 2022	234,020	8,129	242,149
Foreign currency translation adjustments	2,038	70	2,108
Balance at December 31, 2023	$ 236,058	$ 8,199	$ 244,257

The Company performed its annual impairment test as of November 30, 2023 utilizing a quantitative assessment to determine if the fair values of each of its reporting units was less than their respective carrying values, and concluded that no impairments existed.

As of December 31, 2023, the Company had no accumulated goodwill impairment losses and the Consulting reporting unit had a negative carrying value.

A summary of Forrester's intangible assets is as follows (in thousands):

| | December 31, 2023 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Customer relationships	$ 77,640	$ 42,091	$ 35,549
Technology	16,524	15,950	574
Trademarks	12,519	11,005	1,514
Total	$ 106,683	$ 69,046	$ 37,637

| | December 31, 2022 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Customer relationships	$ 77,786	$ 33,805	$ 43,981
Technology	16,803	14,696	2,107
Trademarks	12,472	9,056	3,416
Total	$ 107,061	$ 57,557	$ 49,504

Amortization expense related to intangible assets was approximately $12.0 million, $13.2 million, and $15.1 million during the years ended December 31, 2023, 2022, and 2021, respectively. Estimated intangible asset amortization expense for each of the five succeeding years is as follows (in thousands):

2024	$ 9,955
2025	8,881
2026	8,396
2027	8,324
2028	2,081
Total	$ 37,637

Note 4 – Debt

Amended Credit Agreement

On December 21, 2021, the Company and certain of its subsidiaries entered into an amendment of its existing credit facility, dated as of January 3, 2019, with JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent"), and the lenders party thereto (the "Existing Credit Agreement" and the Existing Credit Agreement as amended by the Amendment, the "Amended Credit Agreement").

The Existing Credit Agreement was amended to, among other things, (a) increase the aggregate principal amount of revolving credit commitments (the "Revolving Credit Facility") from $75.0 million to $150.0 million and eliminate the existing term loan facility, (b) extend the scheduled maturity date of the revolving credit commitments to December of 2026, (c) reduce the applicable margin with respect to revolving loans to, at Forrester's option, (i) between 1.25% and 1.75% per annum for loans based on LIBOR and (ii) between 0.25% and 0.75% per annum for loans based on the applicable base rate, in each case, based on Forrester's consolidated total leverage ratio, (d) reduce the commitment fee applicable to undrawn revolving credit commitments to between 0.30% and 0.20% per annum based on the Company's consolidated total leverage ratio, (e) replace the minimum fixed charge coverage ratio financial covenant under the Existing Credit Agreement with a minimum consolidated interest coverage ratio of 3.50:1.00, and (f) include a covenant limiting the amount of capital expenditures made by the Company in each fiscal year.

On December 21, 2021, the Company converted the $100.0 million outstanding term loan amounts under the Existing Credit Agreement to $100.0 million outstanding on the Revolving Credit Facility as the lenders remained the same under both facilities. The Amended Credit Agreement permits the Company to increase commitments under the Revolving Credit Facility in an aggregate principal amount up to $50.0 million, subject to approval by the Administrative Agent and certain customary terms and conditions.

The Company may voluntarily prepay revolving loans under the credit facility at any time and from time to time, without premium or penalty. No interim amortization payments are required to be made under the credit facility.

The Amended Credit Agreement provides that once LIBOR ceases to exist in 2023, the benchmark rate for the Revolving Credit Facility will automatically transfer from LIBOR to the Secured Overnight Financing Rate (SOFR). In April 2023, the Company executed a second amendment to the credit facility to facilitate the conversion from LIBOR to SOFR and to set the base interest rate at SOFR plus 10 basis points.

Up to $5.0 million of the Revolving Credit Facility is available for the issuance of letters of credit, and any drawings under the letters of credit must be reimbursed within one business day. As of December 31, 2023, $0.6 million in letters of credit were issued under the Revolving Credit Facility.

The Company incurred $0.5 million in costs related to the issuance of the Revolving Credit Facility under the Amended Credit Agreement, which are included in other assets in the Consolidated Balance Sheets. These costs are being amortized on a straight-line basis over the five-year term of the Revolving Credit Facility and are included in interest expense in the Consolidated Statements of Operations. The Amended Credit Agreement was accounted for as a debt modification and thus no existing debt issuance costs were written off to interest expense as a result of the modification.

Existing Credit Agreement

Prior to December 21, 2021, the Company had a credit facility that provided for a $125.0 million Term Loan A facility and a $75.0 million Revolving Credit Facility. The term loan amounts outstanding under the Existing Credit Agreement were repaid when the Company entered into the Amended Credit Agreement on December 21, 2021.

Outstanding Borrowings

The following table summarizes the Company's total outstanding borrowings as of the dates indicated (in thousands):

Description:	December 31, 2023	December 31, 2022
Revolving credit facility (1) (2) (3)	$ 35,000	$ 50,000

(1) The contractual annualized interest rate as of December 31, 2023 on the Revolving Credit Facility was 6.70596%.
(2) The Company had $114.4 million of available borrowing capacity on the Revolving Credit Facility (not including the expansion feature) as of December 31, 2023.
(3) The weighted average annual effective rate on the Company's total debt outstanding for the years ended December 31, 2023 and 2022 was 6.3% and 2.9%, respectively.

The Amended Credit Agreement contains certain customary restrictive loan covenants, including among others, financial covenants that apply a maximum leverage ratio, minimum interest coverage ratio, and maximum annual capital expenditures. The negative covenants limit, subject to various exceptions, the Company's ability to incur additional indebtedness, create liens on assets, merge, consolidate, liquidate or dissolve any part of the Company, sell assets, change fiscal year, or enter into certain transactions with affiliates and subsidiaries. The Company was in full compliance with the covenants as of December 31, 2023. The Facility also contains customary events of default, representations, and warranties.

All obligations under the Amended Credit Agreement are unconditionally guaranteed by each of the Company's existing and future, direct and indirect, material wholly-owned domestic subsidiaries, other than certain excluded subsidiaries, and are collateralized by a first priority lien on substantially all tangible and intangible assets, including intellectual property, and all of the capital stock of the Company and its subsidiaries (limited to 65% of the voting equity of certain subsidiaries).

Note 5 – Leases

The components of lease expense were as follows (in thousands):

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Operating lease cost	$ 12,671	$ 14,284	$ 15,527
Short-term lease cost	981	754	439
Variable lease cost	4,394	5,416	5,582
Sublease income	(521)	(746)	(549)
Total lease cost	$ 17,525	$ 19,708	$ 20,999

Additional lease information is summarized in the following table (in thousands, except lease term and discount rate):

	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash paid for amounts included in the measurement of operating lease liabilities	$ 13,839	$ 12,939
Operating ROU assets obtained in exchange for lease obligations	$ 1,110	$ 323
Weighted-average remaining lease term - operating leases (years)	4.3	5.1
Weighted-average discount rate - operating leases	4.3%	4.3%

Future minimum lease payments under non-cancelable leases and estimated future sublease cash receipts from non-cancelable arrangements as of December 31, 2023 are as follows (in thousands):

	Operating Lease Payments	Sublease Cash Receipts
2024	$ 16,001	$ 624
2025	13,899	—
2026	12,344	—
2027	5,724	—
2028	2,889	—
Thereafter	6,049	—
Total lease payments	56,906	$ 624
Less imputed interest	(5,052)	
Present value of lease liabilities	$ 51,854	

Lease balances are as follows (in thousands):

	As of December 31, 2023
Operating lease ROU assets	$ 39,722
Short-term operating lease liabilities (1)	$ 14,181
Non-current operating lease liabilities	37,673
Total operating lease liabilities	$ 51,854

(1) Included in accrued expenses and other current liabilities in the Consolidated Balance Sheets.

The Company's leases do not contain residual value guarantees, material restrictions or covenants. During the year ended December 31, 2021, the Company subleased one of its facilities in San Francisco, California. The sublease agreement expires in 2024 and (i) does not include renewal and termination options, (ii) provides for customary escalations of lease payments in the normal course of business, and (iii) grants the subtenant certain allowances, such as free rent.

During the year ended December 31, 2023, the Company recorded $1.9 million of ROU asset impairments and accelerated amortization and $0.7 million of leasehold improvements impairments related to closing various offices. During the year ended December 31, 2022, the Company recorded $3.7 million of ROU asset impairments and $1.3 million of leasehold improvement impairments related to closing one floor of its offices located at 150 Spear Street, San Francisco, California. The space had been vacant prior to the Company electing to permanently reduce its office space. The impairments and accelerated amortization are included in restructuring costs in the Consolidated Statements of Operations. The leasehold improvements were originally recorded in property and equipment, net in the Consolidated Balance Sheets. As a result of the impairments, the ROU asset and leasehold improvements were required to be recorded at their estimated fair value as Level 3 non-financial assets. The fair value of the asset group was determined using a discounted cash flow model, which required the use of estimates, including projected cash flows for the related assets, the selection of a discount rate used in the model, and regional real estate industry data. The fair value of the asset group was allocated to the ROU asset and leasehold improvements based on their relative carrying values.

The Company did not have any lease impairments or abandonments during 2021.

Note 6 – Derivatives and Hedging

The Company enters into derivative contracts (an interest rate swap and foreign currency forwards) to mitigate the cash flow risk associated with changes in interest rates on its variable rate debt (refer to Note 4 – *Debt*) and changes in foreign exchange rates on forecasted foreign currency transactions. The Company accounts for its derivative contracts in accordance with FASB ASC Topic 815 – *Derivatives and Hedging* ("Topic 815"), which requires all derivatives, including derivatives designated as accounting hedges, to be recorded on the balance sheet at fair value.

Interest Rate Swap

During 2019, the Company entered into a single interest rate swap contract that matured on December 31, 2022, with an initial notional amount of $95.0 million. The Company paid a base fixed rate of 1.65275% and in return received the greater of: (1) 1-month LIBOR, rounded up to the nearest 1/16 of a percent, or (2) 0.00%.

The swap had been designated and accounted for as a cash flow hedge of the forecasted interest payments on the Company's debt. The swap was considered to be a highly effective hedge of the designated interest rate risk for the entire contract period and changes in the fair value of the swap were recorded in accumulated other comprehensive loss, a component of equity in the Consolidated Balance Sheets.

Foreign Currency Forwards

The Company enters into a limited number of foreign currency forward exchange contracts to mitigate the effects of adverse fluctuations in foreign currency exchange rates on transactions entered into in the normal course of business that are denominated in foreign currencies that differ from the local functional currency. These contracts generally have short durations and are recorded at fair value with both realized and unrealized gains and losses recorded in other income (expense), net in the Consolidated Statements of Operations because the Company does not designate these contracts as hedges for accounting purposes.

During 2023, the Company entered into twelve foreign currency forward exchange contracts, all of which settled by December 31, 2023. Accordingly, as of December 31, 2023, there are no amounts recorded in the Consolidated Balance Sheets. During 2022, the Company entered into ten foreign currency forward exchange contracts, all of which settled by December 31, 2022. Accordingly, as of December 31, 2022, there are no amounts recorded in the Consolidated Balance Sheets. During 2021, the Company entered into seven foreign currency forward exchange contracts, all of which settled by December 31, 2021.

The Company's derivative counterparties are investment grade financial institutions. The Company does not have any collateral arrangements with its derivative counterparties and the derivative contracts do not contain credit risk related contingent features. The table below provides information regarding amounts recognized in the Consolidated Statements of Operations for derivative contracts for the periods indicated (in thousands):

| | For the Year Ended December 31, | | |
Amount recorded in:	2023	2022	2021
Interest expense (1)	$ —	$ (103)	$ (807)
Other income (expense), net (2)	(13)	(194)	(90)
Total	$ (13)	$ (297)	$ (897)

(1) Consists of interest expense from the interest rate swap contract.
(2) Consists of net realized losses on foreign currency forward contracts.

Note 7 – Fair Value Measurements

The Company has certain financial assets and liabilities which have been classified as either Level 1, 2, or 3 within the fair value hierarchy as described below.

Level 1 — Fair value based on quoted prices in active markets for identical assets or liabilities.

Level 2 — Fair value based on inputs other than Level 1 inputs that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Fair value based on unobservable inputs that are supported by little or no market activity and such inputs are significant to the fair value of the assets or liabilities.

The following table represents the Company's fair value hierarchy for its financial assets and liabilities that are measured at fair value on a recurring basis (in thousands):

| | As of December 31, 2023 | | |
	Level 1	Level 2	Total
Assets:			
Money market funds (1)	$ 55,128	$ —	$ 55,128
Marketable investments (3)	—	19,970	19,970
Total Assets	$ 55,128	$ 19,970	$ 75,098

| | As of December 31, 2022 | | |
	Level 1	Level 2	Total
Assets:			
Money market funds (2)	$ 5,800	$ —	$ 5,800
Marketable investments (3)	—	19,688	19,688
Total Assets	$ 5,800	$ 19,688	$ 25,488

(1) U.S. based funds of $23.5 million are included in cash and cash equivalents and non-U.S. based funds of $31.6 million included in marketable investments in the Consolidated Balance Sheets.
(2) Represents U.S. based funds and are included in cash and cash equivalents in the Consolidated Balance Sheets.
(3) Marketable investments have been initially valued at the transaction price and subsequently valued, at the end of the reporting period, utilizing third party pricing services or other market observable data. The pricing services utilize industry standard valuation methods, including both income and market based approaches and observable market inputs to determine value. These observable market inputs include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, current spot rates and other industry and economic events.

During the years ended December 31, 2023 and 2022, the Company did not transfer assets or liabilities between levels of the fair value hierarchy. Additionally, there have been no changes to the valuation techniques for Level 2 assets and liabilities.

Note 8 – Income Taxes

Income before income taxes consists of the following (in thousands):

| | Years Ended December 31, | | |
	2023	2022	2021
Domestic	$ (4,058)	$ 16,552	$ 22,424
Foreign	10,343	14,172	10,767
Total	$ 6,285	$ 30,724	$ 33,191

The components of the income tax expense are as follows (in thousands):

| | Years Ended December 31, | | |
	2023	2022	2021
Current:			
Federal	$ 3,867	$ 9,349	$ 4,203
State	1,922	3,819	2,272
Foreign	2,907	2,402	2,147
Total current	8,696	15,570	8,622
Deferred:			
Federal	(3,872)	(5,513)	334
State	(1,597)	(1,788)	(663)
Foreign	8	649	54
Total deferred	(5,461)	(6,652)	(275)
Income tax expense	$ 3,235	$ 8,918	$ 8,347

A reconciliation of the federal statutory rate to Forrester's effective tax rate is as follows:

	Years Ended December 31,		
	2023	2022	2021
Income tax provision at federal statutory rate	21.0 %	21.0 %	21.0 %
Increase (decrease) in tax resulting from:			
State tax provision, net of federal benefit	8.1	5.2	3.8
Foreign tax rate differential	2.7	(0.5)	(0.4)
Stock compensation	17.5	0.9	(0.4)
Withholding taxes	6.2	1.7	1.3
Non-deductible expenses	8.1	1.5	—
Permanent differences	(1.7)	(0.3)	(0.3)
Change in valuation allowance	0.5	1.0	—
Foreign subsidiary income subject to U.S. tax	1.2	1.3	0.2
Foreign-derived intangible income benefit	(3.8)	(0.7)	(0.7)
Change in tax legislation	(8.1)	(1.6)	(0.3)
Foreign exchange gain on previously taxed earnings and profits	1.6	—	—
Other, net	(1.8)	(0.5)	0.9
Effective tax rate	51.5 %	29.0 %	25.1 %

The increase in the effective tax rate during 2023 as compared to 2022 was primarily due to 1) the impact from the decline in income before taxes to $6.3 million in 2023 from $30.7 million in 2022 and 2) increased non-deductible stock compensation due primarily to the effect from the settlement of share-based awards in 2023.

The components of deferred income taxes are as follows (in thousands):

	As of December 31,	
	2023	2022
Non-deductible reserves and accruals	$ 3,077	$ 2,736
Net operating loss and other carryforwards	6,262	6,215
Stock compensation	2,676	2,051
Depreciation and amortization	435	—
Lease liability	12,276	17,715
Gross deferred tax asset	24,726	28,717
Less - valuation allowance	(1,065)	(989)
Sub-total	23,661	27,728
Other liabilities	(733)	(807)
Depreciation and amortization	—	(1,023)
Goodwill and intangible assets	(15,181)	(18,648)
Operating lease right-of-use assets	(9,163)	(13,705)
Deferred commissions	(6,545)	(6,913)
Net deferred tax liability	$ (7,961)	$ (13,368)

As of December 31, 2023 and 2022, long-term net deferred tax assets were $0.7 million and $0.8 million, respectively, and are included in other assets in the Consolidated Balance Sheets. Long-term net deferred tax liabilities were $8.7 million and $14.1 million at December 31, 2023 and 2022, respectively, and are included in non-current liabilities in the Consolidated Balance Sheets.

As of December 31, 2023, the Company has fully utilized its U.S. federal net operating loss carryforwards.

The Company has foreign net operating loss carryforwards of approximately $18.1 million, which can be carried forward indefinitely. Approximately $3.2 million of the foreign net operating loss carryforwards relate to a prior acquisition, the utilization of which is subject to limitation under the tax law of the United Kingdom.

As of December 31, 2023, the Company has no U.S. federal and state capital loss carryforwards.

The Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. Judgment is required in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Although realization is not assured, based upon the Company's historical taxable income and projections of the Company's future taxable income over the periods during which the deferred tax assets are deductible and the carryforwards expire, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, as discussed below.

As of December 31, 2023 and 2022, the Company maintained a valuation allowance of approximately $1.1 million and $1.0 million, respectively, primarily relating to foreign net operating loss carryforwards from an acquisition, and as of December 31, 2021, also from U.S. capital losses from the Company's investment in technology-related private equity funds.

The following table provides a summary of the changes in the deferred tax valuation allowance for the years ended December 31, 2023, 2022, and 2021 (in thousands):

	2023	2022	2021
Deferred tax valuation allowance at January 1	$ 989	$ 1,114	$ 1,237
Additions	39	106	—
Deductions	—	(336)	(108)
Change in tax legislation	(4)	186	—
Translation adjustments	41	(81)	(15)
Deferred tax valuation allowance at December 31	$ 1,065	$ 989	$ 1,114

The Company will generally be free of additional U.S. federal tax consequences on additional unremitted foreign earnings that have been subject to U.S. tax primarily through GILTI or would be eligible for a dividends received deduction for earnings distributed after January 1, 2018. Notwithstanding the U.S. taxation of these amounts, the Company intends to continue to invest all of its unremitted earnings of $30.1 million, as well as the capital in these subsidiaries, indefinitely outside of the U.S. unless there are opportunities in the future to repatriate in a tax efficient manner. The Company does not expect to incur any material, additional taxes related to such amounts.

The Company utilizes a two-step process for the measurement of uncertain tax positions that have been taken or are expected to be taken on a tax return. The first step is a determination of whether the tax position should be recognized in the financial statements. The second step determines the measurement of the tax position. A reconciliation of the beginning and ending amount of unrecognized tax benefits is summarized as follows for the years ended December 31, 2023, 2022, and 2021 (in thousands):

	2023	2022	2021
Unrecognized tax benefits at January 1	$ —	$ 5	$ 28
Reductions for tax positions of prior years	—	(4)	(24)
Translation adjustments	—	(1)	1
Unrecognized tax benefits at December 31	$ —	$ —	$ 5

As of December 31, 2023, the Company had no unrecognized tax benefits. The Company does not expect the liability for unrecognized tax benefits to change materially within the next 12 months.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense and such amounts were not significant in the years ended December 31, 2023, 2022, and 2021. Accrued interest and penalties were insignificant at December 31, 2023, 2022, and 2021.

The Company files income tax returns in the U.S. and in foreign jurisdictions. Generally, the Company is no longer subject to U.S., state, local, and foreign income tax examinations by tax authorities in its major jurisdictions for years before 2016, except to the extent of net operating loss and tax credit carryforwards from those years. Major taxing jurisdictions include the U.S., the Netherlands, the United Kingdom, Germany, and Switzerland. As of December 31, 2023, the Company has no jurisdictions under audit.

Note 9 – Stockholders' Equity

Preferred Stock

Forrester has authorized 500,000 shares of $0.01 par value preferred stock. The Board of Directors has full authority to issue this stock and to fix the voting powers, preferences, rights, qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, redemption privileges, liquidation preferences, and the number of shares constituting any series or designation of such series.

Treasury Stock

As of December 31, 2023, Forrester's Board of Directors has authorized an aggregate $585.0 million to purchase common stock under the Company's stock repurchase program. The shares repurchased may be used, among other things, in connection with Forrester's equity incentive and purchase plans. As of December 31, 2023, the Company had repurchased approximately 17.1 million shares of common stock at an aggregate cost of $514.1 million.

Dividends

The Company does not currently pay cash dividends on its common stock.

Equity Plans

The Company maintains the Forrester Research, Inc. Amended and Restated Equity Incentive Plan (the "Equity Incentive Plan"), as most recently amended and restated by our stockholders in May 2023. The amendment and restatement resulted in (1) extending the term of the plan for an additional 10 years until May 2033, (2) increasing the number of shares issuable under the plan by 3,500,000 shares, and (3) establishing a maximum amount of awards issuable under the plan to the Company's non-employee directors.

The Equity Incentive Plan provides for the issuance of stock-based awards, including incentive stock options ("ISOs"), non-qualified stock options ("NSOs"), and restricted stock units ("RSUs") to purchase up to 9,930,000 shares authorized in the plan plus the number of unused shares from prior plan (not to exceed 2,500,000 shares). Under the terms of the Equity Incentive Plan, ISOs may not be granted at less than fair market value on the date of grant (and in no event less than par value). Options and RSUs generally vest annually over four years and options expire after 10 years. No future awards can be granted or issued under prior plans and there is a maximum amount of awards issuable under the plan to the Company's non-employee Directors. RSUs granted to non-employee directors vest quarterly over one year. Options and RSUs granted under the Equity Incentive Plan immediately vest upon certain events, as described in the plan. As of December 31, 2023, approximately 4.2 million shares were available for future grant of awards under the Equity Incentive Plan.

As of December 31, 2023, no options remain outstanding under prior plans.

Restricted Stock Units

Restricted stock units represent the right to receive one share of Forrester common stock when the restrictions lapse and the vesting conditions are met. RSUs are valued on the date of grant based upon the value of the Company's stock on the date of grant less the present value of dividends expected to be paid during the requisite service period, if any. Shares of Forrester's common stock are delivered to the grantee upon vesting, subject to a reduction of shares for payment of withholding taxes. The weighted average grant date fair value for RSUs granted in 2023, 2022, and 2021 was $32.82, $50.37, and $46.64, respectively. The value of RSUs vested and converted to common stock, based on the value of Forrester's common stock on the date of vesting, was $8.8 million, $10.8 million, and $11.5 million during 2023, 2022, and 2021, respectively.

RSU activity for the year ended December 31, 2023 is presented below (in thousands, except per share data):

	Number of Shares		Weighted-Average Grant Date Fair Value
Unvested at December 31, 2022	682	$	46.28
Granted	695		32.82
Vested	(271)		44.95
Forfeited	(107)		42.72
Unvested at December 31, 2023	999	$	37.66

Stock Options

Stock option activity for the year ended December 31, 2023 is presented below (in thousands, except per share data and contractual term):

	Number of Shares		Weighted - Average Exercise Price Per Share	Weighted - Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2022	89	$	35.58		
Granted	144	$	33.04		
Exercised	(3)		34.37		
Forfeited	(29)		34.54		
Outstanding at December 31, 2023	201	$	33.93	6.35	$ —
Exercisable at December 31, 2023	73	$	35.51	1.37	$ —
Vested and expected to vest at December 31, 2023	201	$	33.93	6.35	$ —

The total intrinsic value of options exercised during 2023, 2022, and 2021 was $6 thousand, $0.3 million, and $2.2 million, respectively.

Employee Stock Purchase Plan

In May 2022, stockholders of the Company approved an amendment to the Company's Second Amended and Restated Employee Stock Purchase Plan, which provided for an additional 600,000 shares of common stock, par value $0.01 per share, to be granted under the plan. The Company's Third Amended and Restated Employee Stock Purchase Plan (the "Stock Purchase Plan"), provides for the issuance of up to 0.8 million shares of common stock and as of December 31, 2023, approximately 0.6 million shares remain available for issuance. With certain limited exceptions, all employees of Forrester whose customary employment is more than 20 hours per week, including officers and directors who are employees, are eligible to participate in the Stock Purchase Plan. Purchase periods under the Stock Purchase Plan are six months in length and commence on each successive March 1 and September 1. Stock purchased under the Stock Purchase Plan is required to be held for one year before it is able to be sold. During each purchase period the maximum number of shares of common stock that may be purchased by an employee is limited to the number of shares equal to $12,500 divided by the fair market value of a share of common stock on the first day of the purchase period. An employee may elect to have up to 10% deducted from his or her compensation for the purpose of purchasing shares under the Stock Purchase Plan. The price at which the employee's shares are purchased is the lower of: (1) 85% of the closing price of the common stock on the day that the purchase period commences, or (2) 85% of the closing price of the common stock on the day that the purchase period terminates.

Shares purchased by employees under the Stock Purchase Plan are as follows (in thousands, except per share data):

Purchase Period Ended	Shares Purchased		Purchase Price
February 28, 2023	63	$	27.96
August 31, 2023	63	$	26.04
February 28, 2022	41	$	40.50
August 31, 2022	54	$	35.35

Accumulated Other Comprehensive Loss ("AOCL")

The components of accumulated other comprehensive loss are as follows (in thousands):

	Marketable Investments	Interest Rate Swap	Translation Adjustment	Total AOCL
Balance at December 31, 2020	$ —	$ (821)	$ 131	$ (690)
Foreign currency translation (1)	—	—	(3,083)	(3,083)
Unrealized gain (loss) before reclassification, net of tax of $(6)	(25)	29	—	4
Reclassification to income, net of tax of $(227) (2)	—	580	—	580
Balance at December 31, 2021	(25)	(212)	(2,952)	(3,189)
Foreign currency translation (1)	—	—	(4,807)	(4,807)
Unrealized gain (loss) before reclassification, net of tax of $(10)	(134)	137	—	3
Reclassification to income, net of tax of $(28) (2)	—	75	—	75
Balance at December 31, 2022	(159)	—	(7,759)	(7,918)
Foreign currency translation (1)	—	—	3,248	3,248
Unrealized gain, net of tax of $(33)	99	—	—	99
Balance at December 31, 2023	$ (60)	$ —	$ (4,511)	$ (4,571)

(1) The Company does not record tax provisions or benefits for the net changes in foreign currency translation adjustments as it intends to permanently reinvest undistributed earnings of its foreign subsidiaries.
(2) Reclassification is related to the Company's interest rate swap (cash flow hedge) and was recorded in interest expense in the Consolidated Statements of Operations. Refer to Note 6 – *Derivatives and Hedging*.

Note 10 – Employee Pension Plans

Forrester sponsors several defined contribution plans for eligible employees. Generally, the defined contribution plans have funding provisions which, in certain situations, require contributions based upon formulas relating to employee wages or the level of elective participant contributions, as well as allow for additional discretionary contributions. Further, certain plans contain vesting provisions. Forrester's contributions to these plans totaled approximately $7.8 million, $8.2 million, $6.5 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Note 11 – Restructuring

In January 2023, the Company implemented a reduction in its workforce of approximately 4% across various geographies and functions to streamline operations. The Company recorded $4.3 million of severance and related costs for this action during the fourth quarter of 2022, and $0.6 million during the first quarter of 2023. The Company also recorded a restructuring charge of $5.0 million during the fourth quarter of 2022 related to closing one floor of its offices located at 150 Spear Street, San Francisco, California, of which $3.7 million related to an impairment of a right-of-use asset and $1.3 million related to an impairment of leasehold improvements. In the first quarter of 2023, the Company recorded an incremental $0.4 million impairment to its California office and a $0.6 million charge for the write-off of a previously capitalized software project. In the fourth quarter of 2023, the Company also recorded an additional impairment of $0.4 million to its California office. Essentially all of the severance and related costs for this plan was paid during 2023.

The following table rolls forward the activity in the restructuring accrual for the January 2023 action for the year ended December 31, 2023 (in thousands):

Accrual at December 31, 2022	$ 4,360
Additional restructuring and related costs	1,923
Non-cash charge (included above)	(1,360)
Cash payments	(4,875)
Accrual at December 31, 2023	$ 48

In May 2023, the Company implemented a reduction in its workforce of approximately 8% across various geographies and functions to better align its cost structure and to streamline its sales and consulting organizations. The Company recorded $7.5 million of severance and related costs for this action during the second quarter of 2023. In addition, the Company closed certain of its smaller offices both inside and outside the U.S. in order to reduce facility costs and better match its facilities to its hybrid work strategy. As a result of closing the offices, the Company recorded restructuring costs of $2.3 million, which included $1.3 million related to right-of-use asset impairments and accelerated amortization and $0.6 million related to impairments of leasehold improvements. In addition, the Company incurred $0.7 million in contract termination costs. The remaining $1.3 million of severance and related costs for this plan will be paid during 2024.

The following table rolls forward the activity in the restructuring accrual for the May 2023 action for the year ended December 31, 2023 (in thousands):

Accrual at December 31, 2022	$	—
Additional restructuring and related costs		10,618
Non-cash charge (included above)		(2,253)
Non-cash lease settlement gain (included above)		139
Cash payments		(7,222)
Accrual at December 31, 2023	$	1,282

In February 2024, the Company implemented a reduction in force of approximately 3% of its workforce across various geographies and functions to better align its cost structure with the revenue outlook for the year. Notification to affected persons commenced in December 2023 and was completed by the end of February 2024. Approximately $0.7 million of severance and related costs for this action were recorded during the fourth quarter of 2023. See Note 15 - *Subsequent Events*, for additional details of this action.

Note 12 – Operating Segment and Enterprise Wide Reporting

The Company's chief operating decision-maker (used in determining the Company's segments) is the chief executive officer and the chief financial officer. The Company operates in three segments: Research, Consulting, and Events. These segments, which are also the Company's reportable segments, are based on the management structure of the Company and how the chief operating decision maker uses financial information to evaluate performance and determine how to allocate resources. The Company's products and services are delivered through each segment as described below.

The Research segment includes the revenues from all of the Company's research products as well as consulting revenues from advisory services (such as speeches and advisory days) delivered by the Company's research organization. Research segment costs include the cost of the organizations responsible for developing and delivering these products in addition to the costs of the product management organization responsible for product pricing and packaging, and the launch of new products.

The Consulting segment includes the revenues and the related costs of the Company's project consulting organization. The project consulting organization delivers a majority of the Company's project consulting revenue and certain advisory services.

The Events segment includes the revenues and the costs of the organization responsible for developing and hosting in-person and virtual events.

The Company evaluates reportable segment performance and allocates resources based on segment revenues and expenses. Segment expenses include the direct expenses of each segment organization and exclude selling and marketing expenses, general and administrative expenses, stock-based compensation expense, depreciation expense, adjustments to incentive bonus compensation from target amounts, amortization of intangible assets, restructuring and integration costs, interest and other income (expense), and gains on investments. The accounting policies used by the segments are the same as those used in the consolidated financial statements. The Company does not review or evaluate assets as part of segment performance. Accordingly, the Company does not identify or allocate assets by reportable segment.

The Company provides information by reportable segment in the tables below (in thousands):

	Research Segment	Consulting Segment	Events Segment	Consolidated
Year Ended December 31, 2023				
Research revenues	$ 334,396	$ —	$ —	$ 334,396
Consulting revenues	28,826	89,402	—	118,228
Events revenues	—	—	28,155	28,155
Total segment revenues	363,222	89,402	28,155	480,779
Segment expenses	(132,444)	(45,028)	(20,557)	(198,029)
Selling, marketing, administrative and other expenses				(250,756)
Amortization of intangible assets				(11,956)
Restructuring costs				(13,272)
Interest expense, other income, and gains on investments				(481)
Income before income taxes				$ 6,285

	Research Segment	Consulting Segment	Events Segment	Consolidated
Year Ended December 31, 2022				
Research revenues	$ 354,453	$ —	$ —	$ 354,453
Consulting revenues	41,559	111,028	—	152,587
Events revenues	—	—	30,747	30,747
Total segment revenues	396,012	111,028	30,747	537,787
Segment expenses	(133,566)	(56,889)	(21,801)	(212,256)
Selling, marketing, administrative and other expenses				(270,381)
Amortization of intangible assets				(13,161)
Restructuring costs				(9,335)
Interest expense, other income, and gains on investments				(1,930)
Income before income taxes				$ 30,724

	Research Segment	Consulting Segment	Events Segment	Consolidated
Year Ended December 31, 2021				
Research revenues	$ 325,340	$ —	$ —	$ 325,340
Consulting revenues	47,247	108,867	—	156,114
Events revenues	—	—	12,861	12,861
Total segment revenues	372,587	108,867	12,861	494,315
Segment expenses	(118,155)	(51,770)	(12,709)	(182,634)
Selling, marketing, administrative and other expenses				(257,576)
Amortization of intangible assets				(15,129)
Integration costs				(334)
Interest expense, other expense, and gains on investments				(5,451)
Income before income taxes				$ 33,191

Net long-lived tangible assets by location as of December 31, 2023 and 2022 are as follows (in thousands):

	2023	2022
United States	$ 48,001	$ 60,631
United Kingdom	8,194	8,678
Europe (excluding United Kingdom)	186	319
Asia Pacific	2,742	3,550
Total	$ 59,123	$ 73,178

Revenues by geographic destination, based on the location products and services are consumed, and as a percentage of total revenues for the years ended December 31, 2023, 2022, and 2021 are as follows (dollars in thousands):

	2023	2022	2021
United States	$ 373,483	$ 426,041	$ 381,662
Europe (excluding United Kingdom)	37,912	36,664	41,264
United Kingdom	21,311	20,079	21,913
Canada	16,416	20,759	17,213
Asia Pacific	23,604	26,548	26,768
Other	8,053	7,696	5,495
Total	$ 480,779	$ 537,787	$ 494,315

	2023	2022	2021
United States	78 %	79 %	77 %
Europe (excluding United Kingdom)	8	7	9
United Kingdom	4	4	5
Canada	3	4	3
Asia Pacific	5	5	5
Other	2	1	1
Total	100 %	100 %	100 %

Note 13 – Certain Balance Sheet Accounts

Property and Equipment:

Property and equipment as of December 31, 2023 and 2022 is recorded at cost less accumulated depreciation and consists of the following (in thousands):

	2023	2022
Computers and equipment	$ 10,128	$ 14,303
Computer software	34,641	34,903
Furniture and fixtures	9,188	9,745
Leasehold improvements	29,506	30,285
Total property and equipment	83,463	89,236
Less accumulated depreciation	(64,062)	(66,028)
Total property and equipment, net	$ 19,401	$ 23,208

The Company incurs costs to develop or obtain internal use computer software used for its operations, and certain of these costs meeting the criteria in ASC 350 – *Internal Use Software* are capitalized and amortized over their useful lives. The entire balance in the computer software category above consists of these costs. Amortization of capitalized internal-use software costs totaled $4.7 million, $4.8 million, and $4.6 million for the years ended December 31, 2023, 2022, and 2021, respectively, and is included in depreciation expense in the Consolidated Statements of Operations.

Accrued Expenses and Other Current Liabilities:

Accrued expenses and other current liabilities as of December 31, 2023 and 2022 consist of the following (in thousands):

	2023	2022
Payroll and related benefits	$ 43,426	$ 53,581
Taxes	4,680	5,823
Lease liability	14,181	13,632
Other	19,195	17,971
Total	$ 81,482	$ 91,007

Non-Current Liabilities:

Non-current liabilities as of December 31, 2023 and 2022 consist of the following (in thousands):

	2023	2022
Deferred tax liability	$ 8,679	$ 14,133
Other	2,481	2,509
Total	$ 11,160	$ 16,642

Allowance for Doubtful Accounts:

A rollforward of the allowance for doubtful accounts as of and for the years ended December 31, 2023, 2022, and 2021 is as follows (in thousands):

	2023	2022	2021
Balance, beginning of year	$ 560	$ 610	$ 708
Provision for doubtful accounts	701	638	225
Write-offs	(692)	(669)	(318)
Translation adjustments	5	(19)	(5)
Balance, end of year	$ 574	$ 560	$ 610

Note 14 – Contingencies

From time to time, the Company may be subject to legal proceedings and civil and regulatory claims that arise in the ordinary course of its business activities. It is the Company's policy to record accruals for legal contingencies to the extent that it has concluded that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, and to expense costs associated with loss contingencies, including any related legal fees, as they are incurred. The Company reviews its loss contingencies at least quarterly and adjusts its accruals and/or disclosures to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, or other new information, as deemed necessary. Once established, a provision may change in the future due to new developments or changes in circumstances and could increase or decrease the Company's earnings in the period that the changes are made. Following an April 2023 mediation in a wage-related matter that resulted in a settlement agreement, the Company accrued $4.8 million of expense in the quarter ended March 31, 2023 that is classified in general and administrative expense in the Consolidated Statement of Operations.

The Company believes that it has meritorious defenses in connection with its current legal proceedings and claims and intends to vigorously contest each of them. Regardless of the outcome, legal proceedings and claims can have a material adverse effect on the Company because of defense and settlement costs, diversion of management resources, and other factors.

In the opinion of the Company's management, based upon information currently available to the Company, while the outcome of these legal proceedings and claims is uncertain, the likely results of these legal proceedings and claims are not expected, either individually or in the aggregate, to have a material adverse effect on the Company's financial position, results of operations or cash flows, although the effect could be material to the Company's consolidated results of operations or consolidated cash flows for any interim reporting period.

Note 15 – Subsequent Events

In February 2024, the Company implemented a reduction in force of approximately 3% of its workforce across various geographies and functions to better align its cost structure with the revenue outlook for the year. In addition, the Company will close its offices located at 150 Spear Street, San Francisco, California and replace it with a shorter term, flexible space to reduce facility costs. The Company anticipates total costs for this action to be in a range of $7.3 million to $7.7 million, inclusive of non-cash lease impairment costs of approximately $3.8 million, with the majority of the cash costs to be expended in 2024.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States ("GAAP"). Internal control over financial reporting includes those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making its assessment, management used the criteria set forth in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in 2013. Based on this assessment, management concluded that as of December 31, 2023, the Company's internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act) that occurred during the quarter ended December 31, 2023, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions That Prevent Inspections*

Not applicable

PART III

Item 10. *Directors, Executive Officers, and Corporate Governance*

Executive Officers

The following table sets forth information about our executive officers as of March 8, 2024.

Name	Age	Position
George F. Colony	70	Chairman of the Board, Chief Executive Officer
Ryan D. Darrah	52	Chief Legal Officer and Secretary
L. Christian Finn	53	Chief Financial Officer
Carrie Johnson	48	Chief Product Officer
Mike Kasparian	48	Chief Information Officer
Sharyn Leaver	49	Chief Research Officer
Shirley Macbeth	52	Chief Marketing Officer
Steven Peltzman	55	Chief Business Technology Officer
Nate Swan	56	Chief Sales Officer

George F. Colony, Forrester's founder, has served as Chairman of the Board of Directors and Chief Executive Officer since the Company's inception in July 1983, and as President since September 2001 and from 1983-2000.

Ryan D. Darrah began serving as Chief Legal Officer and Secretary in March 2017. Previously, he was the Assistant General Counsel and Assistant Secretary of the Company. Prior to joining the Company in 2007, Mr. Darrah served as General Counsel and Secretary of Sports Loyalty Systems, Inc. and ProfitLogic, Inc.

L. Christian Finn became the Company's Chief Financial Officer in September 2021. Prior to joining Forrester, he was Vice President FP&A and Global Procurement of LogMeIn, Inc., a software as a service company focused on unified communications and collaboration, from September 2015 to September 2021. Prior to joining LogMeIn, from 2011 to 2015 Mr. Finn was with Nuance Communications, Inc., most recently serving as the Chief Financial Officer of its Healthcare division.

Carrie Johnson became Forrester's Chief Product Officer in January 2022. Previously, she served as Chief Research Officer from November 2018 until January 2022, Senior Vice President, Research from August 2015 to November 2018, and Vice President, Group Director from October 2013 to August 2015. Ms. Johnson joined Forrester in 1998.

Mike Kasparian began serving as Chief Information Officer in May 2018. Previously he served as Vice President, Information Technology from 2011 to May 2018. Mr. Kasparian joined Forrester in 2001.

Sharyn Leaver began serving as the Company's Chief Research Officer in January 2022. Previously she served as Senior Vice President, Research, from November 2018 to January 2022, and Vice President and Group Research Director from October 2013 to November 2018. Ms. Leaver joined Forrester in 2001.

Shirley Macbeth became the Company's Chief Marketing Officer in March 2020. Prior to joining Forrester, she was Senior Vice President, Corporate Marketing, of ACI Worldwide, a publicly traded payment systems company, from October 2011 to March 2020.

Steven Peltzman joined Forrester as its Chief Business Technology Officer in September 2011. From 2001 to 2011, Mr. Peltzman was the Chief Information Officer of the Museum of Modern Art in New York City. Prior to that, Mr. Peltzman served as the Chief Technology Officer at MarketMedical.com and as the vice president of technology at Earthweb and was an officer in the United States Air Force.

Nate Swan became Forrester's Chief Sales Officer in January 2023. Prior to joining Forrester, he was Vice President of Sales at OneTrust LLC, a software as a service company focused on privacy management software platforms, from January to December 2022. Prior to joining OneTrust, from June to September 2021, Mr. Swann was Chief Sales Officer of Ideal Image, and from 1997 until June of 2021, he was with Gartner, Inc., most recently as Senior Vice President, Sales Learning and Development.

Our Code of Business Conduct and Ethics covers all employees, officers and directors, including our principal executive, financial and accounting officers. A copy of our Code of Business Conduct and Ethics can be found on our web site, www.forrester.com.

We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Company's Code of Business Conduct and Ethics, that relates to a substantive amendment or material departure from a provision of the Code, by posting such information on our Internet website at *www.forrester.com*. We also intend to satisfy the disclosure requirements of the Nasdaq Stock Market regarding waivers of the Code of Business Conduct and Ethics by posting such information on our Internet website at *www.forrester.com*.

The remainder of the response to this item is contained in our Proxy Statement for our 2024 Annual Meeting of Stockholders (the "2024 Proxy Statement") under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance", all of which is incorporated herein by reference.

Item 11. *Executive Compensation*

The response to this item is contained in the 2024 Proxy Statement under the captions "Director Compensation" and "Executive Compensation" and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The response to this item is contained in the 2024 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

The following table summarizes, as of December 31, 2023, the number of options issued under our equity incentive plans and the number of shares available for future issuance under these plans:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)(1)
Equity compensation plans approved by stockholders	1,200,150 (1)	$ 33.93	4,807,930 (2)
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	1,200,150	$ 33.93	4,807,930

(1) Includes 998,843 restricted stock units that are not included in the calculation of the weighted average exercise price.
(2) Includes, as of December 31, 2023, 4,210,914 shares available for issuance under our Equity Incentive Plan and 597,016 shares that are available for issuance under our Stock Purchase Plan.

The shares available under our Equity Incentive Plan are available to be awarded as restricted or unrestricted stock or stock units.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The response to this item is contained in the Company's 2024 Proxy Statement under the captions "Information with Respect to Board of Directors", "Certain Relationships and Related Transactions", and "Related Person Transactions" and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The response to this item is contained in the Company's 2024 Proxy Statement under the caption "Independent Auditors' Fees and Other Matters" and is incorporated herein by reference.

Item 15. *Exhibits and Financial Statement Schedules.*

    a. Financial Statements. See Index to Financial Statement herein.

    b. Financial Statement Schedules. None.

    c. Exhibits. A complete listing of exhibits required is given in the Exhibit Index herein, which precedes the exhibits filed with this report.

Item 16. *Form 10-K Summary.*

    Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of Forrester Research, Inc. (see Exhibit 3.1 to Registration Statement on Form S-1A filed on November 5, 1996)
3.2	Certificate of Amendment of the Certificate of Incorporation of Forrester Research, Inc. (see Exhibit 3.1 to Annual Report on Form 10-K for the year ended December 31, 1999)
3.3	Certificate of Amendment to Restated Certificate of Incorporation of Forrester Research, Inc.
3.5	Amended and Restated By-Laws of Forrester Research, Inc.
4.1	Specimen Certificate for Shares of Common Stock, $.01 par value, of Forrester Research, Inc. (see Exhibit 4 to Registration Statement on Form S-1A filed on November 5, 1996)
4.2	Description of Common Stock
10.01+	Registration Rights and Non-Competition Agreement (see Exhibit 10.1 to Registration Statement on Form S-1 filed on September 26, 1996)
10.02+	Amended and Restated Employee Stock Purchase Plan
10.03+	Amended and Restated Equity Incentive Plan
10.04+	Form of Incentive Stock Option Certificate (Amended and Restated Equity Incentive Plan)
10.05+	Form of Non-Qualified Stock Option Certificate (Amended and Restated Equity Incentive Plan)
10.06+	Form of Performance-Based Stock Option Certificate (Amended and Restated Equity Incentive Plan)
10.07+	Form of Performance-Based Restricted Stock Unit Award Agreement (Amended and Restated Equity Incentive Plan)
10.08+	Form of Restricted Stock Unit Award Agreement (Amended and Restated Equity Incentive Plan)
10.09+	Form of Restricted Stock Unit Award Agreement for Directors with One-Year Vesting (Amended and Restated Equity Incentive Plan)
10.10+	Form of Stock Option Certificate with Non-Solicitation Covenant (Amended and Restated Equity Incentive Plan)
10.11+	Form of Stock Option Certificate with Non-Solicitation and Non-Competition Covenant (Amended and Restated Equity Incentive Plan)
10.12+	Form of Restricted Stock Unit Award Agreement with Non-Solicitation Covenant (Amended and Restated Equity Incentive Plan)
10.13+	Form of Restricted Stock Unit Award Agreement with Non-Solicitation and Non-Competition Covenant (Amended and Restated Equity Incentive Plan)
10.14+	Amended and Restated Executive Cash Incentive Plan
10.15+	Executive Quarterly Cash Incentive Plan
10.16+	Executive Severance Plan
10.17	Lease of Premises at Cambridge Discovery Park, Cambridge, Massachusetts dated as of September 29, 2009 from BHX, LLC, as Trustee of Acorn Park I Realty Trust to the Company
10.18	First Amendment of Lease dated as of December 21, 2009 by 200 Discovery Park, LLC, successor to BHX, LLC, as Trustee of Acorn Park I Realty Trust, and the Company
10.19	Agreement Regarding Project Rights dated as of September 29, 2009, by BHX, LLC, a Massachusetts limited liability company, as Trustee of Acorn Park I Realty Trust, a Massachusetts nominee trust, and the Company
10.20	Second Amendment of Lease dated as of February 8, 2012 by 200 Discovery Park, LLC and the Company
10.21	Credit Agreement, dated as of January 3, 2019, among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders from time to time party thereto.

10.22	First Amendment to Credit Agreement, dated December 21, 2021, among the Company, as borrower, SiriusDecisions, Inc. and Whitcomb Investments, Inc., each as subsidiary guarantors, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.
10.23	Second Amendment to Credit Agreement, dated as of April 25, 2023, among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties set forth on the signature pages thereto
21(1)	Subsidiaries of the Registrant
23.1(1)	Consent of PricewaterhouseCoopers LLP
31.1(1)	Certification of the Principal Executive Officer
31.2(1)	Certification of the Principal Financial Officer
32.1(2)	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2(2)	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1+(1)	Compensation Recovery Policy
101.INS(1)	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document
101.SCH(1)	Inline XBRL Taxonomy Extension Schema Document With Embedded Linkbase Documents
104(1)	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1) Filed herewith.
(2) Furnished herewith.

+ Denotes management contract or compensation arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORRESTER RESEARCH, INC.

By: /s/   GEORGE F. COLONY
                     George F. Colony
        Chairman of the Board and Chief Executive
                         Officer

Date: March 8, 2024

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Capacity In Which Signed	Date
/s/ GEORGE F. COLONY George F. Colony	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 8, 2024
/s/ L. CHRISTIAN FINN L. Christian Finn	Chief Financial Officer (Principal Financial Officer)	March 8, 2024
/s/ SCOTT R. CHOUINARD Scott R. Chouinard	Chief Accounting Officer and Treasurer (Principal Accounting Officer)	March 8, 2024
/s/ YVONNE L. WASSENAAR Yvonne L. Wassenaar	Member of the Board of Directors	March 8, 2024
/s/ ROBERT M. GALFORD Robert M. Galford	Member of the Board of Directors	March 8, 2024
/s/ GRETCHEN TEICHGRAEBER Gretchen Teichgraeber	Member of the Board of Directors	March 8, 2024
/s/ DAVID J. BOYCE David J. Boyce	Member of the Board of Directors	March 8, 2024
/s/ ANTHONY J. FRISCIA Anthony J. Friscia	Member of the Board of Directors	March 8, 2024
/s/ NEIL BRADFORD Neil Bradford	Member of the Board of Directors	March 8, 2024
/s/ WARREN ROMINE Warren Romine	Member of the Board of Directors	March 8, 2024

Notice Of 2024 Annual Meeting Of Stockholders And Proxy Statement

Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, Massachusetts 02140

George F. Colony
Chairman of the Board
and Chief Executive Officer

April 2, 2024

To Our Stockholders:

You are cordially invited to attend the 2024 Annual Meeting of Stockholders of Forrester Research, Inc., which will be held on Tuesday, May 14, 2024 at 10:00 a.m. Eastern Daylight Time. The Annual Meeting will be a virtual stockholder meeting, conducted via live audio webcast, through which you can submit questions and vote online. You may attend the meeting by visiting www.virtualshareholdermeeting.com/FORR2024 and entering your 16-digit control number included with these proxy materials.

On the following pages, you will find the formal notice of the Annual Meeting and our proxy statement. At the Annual Meeting you are being asked to elect seven Directors, to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024, and to approve by non-binding vote our executive compensation.

We hope that many of you will be able to attend. Thank you for your continued support and investment in Forrester.

Sincerely yours,

GEORGE F. COLONY
Chairman of the Board
and Chief Executive Officer

Forrester Research, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
May 14, 2024

Notice is hereby given that the 2024 Annual Meeting of Stockholders of Forrester Research, Inc. will be held at 10:00 a.m. Eastern Daylight Time on Tuesday, May 14, 2024. The annual meeting will be a virtual stockholder meeting, conducted via live audio webcast, through which you can submit questions and vote online. You may attend the meeting by visiting www.virtualshareholdermeeting.com/FORR2024 and entering your 16-digit control number included with these proxy materials. The purpose of the annual meeting will be the following:

1. To elect the seven directors named in the accompanying proxy statement to serve until the 2025 Annual Meeting of Stockholders;

2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024; and

3. To approve by non-binding vote our executive compensation.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

Stockholders of record at the close of business on March 18, 2024 are entitled to notice of and to vote at the meeting. A list of stockholders entitled to vote at the meeting will be open to examination by any stockholder, for any purpose germane to the meeting, during normal business hours for a period of ten days before the meeting at our corporate offices at 60 Acorn Park Drive, Cambridge, Massachusetts 02140, and online during the meeting accessible at www.virtualshareholdermeeting.com/FORR2024.

If you are unable to participate in the annual meeting online, please vote your shares as provided in this proxy statement.

By Order of the Board of Directors



RYAN D. DARRAH
Secretary

Cambridge, Massachusetts
April 2, 2024

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. PLEASE VOTE YOUR SHARES OVER THE INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ON THE PROXY CARD, OR COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE WHETHER OR NOT YOU PLAN TO PARTICIPATE IN THE MEETING ONLINE.

FORRESTER RESEARCH, INC.

Annual Meeting of Stockholders
May 14, 2024
PROXY STATEMENT

The Board of Directors of Forrester Research, Inc., a Delaware corporation, is soliciting proxies from our stockholders. The proxy will be used at our 2024 Annual Meeting of Stockholders and at any adjournments thereof. You are invited to attend the meeting to be held at 10:00 a.m. Eastern Daylight Time on Tuesday, May 14, 2024. The annual meeting will be held virtually, conducted via live audio webcast, through which you can submit questions and vote online. You may attend the meeting by visiting www.virtualshareholdermeeting.com/FORR2024. Be sure to have your 16-digit control number included with these proxy materials in order to access the annual meeting. This proxy statement was first made available to stockholders on or about April 2, 2024.

This proxy statement contains important information regarding our annual meeting. Specifically, it identifies the proposals upon which you are being asked to vote, provides information that you may find useful in determining how to vote, and describes voting procedures.

We use several abbreviations in this proxy statement. We call our Board of Directors the "Board", refer to our fiscal year which began on January 1, 2023 and ended on December 31, 2023 as "fiscal 2023," and refer to our fiscal year ending December 31, 2024 as "fiscal 2024". We also refer to ourselves as "Forrester" or the "Company."

Who May Attend and Vote?

Stockholders who owned our common stock at the close of business on March 18, 2024 are entitled to notice of and to vote at the annual meeting. We refer to this date in this proxy statement as the "record date." As of the record date, we had 19,444,091 shares of common stock issued and outstanding. Each share of common stock is entitled to one vote on each matter to come before the meeting.

How Do I Vote?

If you are a stockholder of record of our common stock:

1. *You may vote over the internet.*   If you have internet access, you may vote your shares from any location in the world by following the "Vote by Internet" instructions on the enclosed proxy card. In addition, you may attend the annual meeting via the internet and vote during the annual meeting. Please have your 16-digit control number included with these proxy materials in order to access the annual meeting.

2. *You may vote by telephone.*   You may vote your shares by following the "Vote by Phone" instructions on the enclosed proxy card.

3. *You may vote by mail.*   If you choose to vote by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope provided.

By voting over the internet or by telephone, or by signing and returning the proxy card according to the enclosed instructions, you are enabling the individuals named on the proxy card (known as "proxies") to vote your shares at the meeting in the manner you indicate. We encourage you to vote in advance even if you plan to attend the meeting. In this way, your shares will be voted even if you are unable to attend the meeting. Your shares will be voted in accordance with your instructions. If a proxy card is signed and received by our Secretary, but no instructions are indicated, then the proxy will be voted "FOR" the election of the nominees for directors, "FOR" ratifying the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2024, and "FOR" approval of the non-binding vote on our executive compensation.

How Do I Vote if My Shares are Held in Street Name?

If you hold shares in "street name" (that is, through a bank, broker, or other nominee), the bank, broker, or other nominee, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your brokerage firm provides you. Many brokers also offer the option of voting over the internet or by telephone, instructions for which would be provided by your brokerage firm on your voting instruction form. Please follow the instructions on that form to make sure your shares are properly voted. If you hold shares in "street name" and would like to attend the annual meeting and vote online, you must contact the person in whose name your shares are registered and follow directions provided to obtain a proxy card from that person and have it available for the annual meeting.

What Does the Board of Directors Recommend?

The Board recommends that you vote FOR the election of nominees for directors identified in Proposal One, FOR ratifying the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm as described in Proposal Two, and FOR approval by non-binding vote of our executive compensation as provided in Proposal Three.

If you are a record holder and submit the proxy card but do not indicate your voting instructions, the persons named as proxies on your proxy card will vote in accordance with the recommendations of the Board of Directors. If you hold your shares in "street name", and you do not indicate how you wish to have your shares voted, your nominee has discretion to instruct the proxies to vote on Proposal Two but does not have the authority, without your specific instructions, to vote on the election of directors or on Proposal Three, and those votes will be counted as "broker non-votes".

What Vote is Required for Each Proposal?

A majority of the shares entitled to vote on a particular matter, present in person or represented by proxy, constitutes a quorum as to any proposal. The nominees for election of the directors at the meeting (Proposal One) who receive the greatest number of votes properly cast for the election of directors will be elected. As a result, shares that withhold authority as to the nominees recommended by the Board will have no effect on the outcome. The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and voting is required to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm (Proposal Two), and to approve the non-binding vote on our executive compensation (Proposal Three).

Shares represented by proxies that indicate an abstention or a "broker non-vote" (that is, shares represented at the annual meeting held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum, but are not considered to have been voted, and have the practical effect of reducing the number of affirmative votes required to achieve a majority for those matters requiring the affirmative vote of the holders of a majority of the shares present or represented by proxy and voting (Proposals Two and Three) by reducing the total number of shares from which the majority is calculated. However, because directors are elected by a plurality vote, abstentions and broker non-votes will have no effect on the outcome on Proposal One.

May I Change or Revoke My Vote After I Return My Proxy Card or After I Have Voted My Shares over the Internet or by Telephone?

Yes. If you are a stockholder of record, you may change or revoke a proxy any time before it is voted by:

- returning to us a newly signed proxy bearing a later date;

- delivering a written instrument to our Secretary revoking the proxy; or

- attending the annual meeting via the internet and voting online. Simply attending the annual meeting will not, by itself, revoke your proxy.

If you hold shares in "street name", you should follow the procedure in the instructions that your nominee has provided to you.

Who Will Bear the Cost of Proxy Solicitation?

We will bear the expense of soliciting proxies. Our officers and regular employees (who will receive no compensation in addition to their regular salaries) may solicit proxies. In addition to soliciting proxies through the mail, our officers and regular employees may solicit proxies personally, as well as by mail, telephone, and electronically from brokerage houses and other stockholders. We will reimburse brokers and other persons for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on May 14, 2024

This proxy statement and our Annual Report to Stockholders are available on-line at www.proxyvote.com. These materials will be mailed to stockholders who request them.

How Can I Obtain an Annual Report on Form 10-K?

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 is available on our website at www.forrester.com/aboutus. If you would like a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 we will send you one without charge. Please contact Investor Relations, Forrester Research, Inc., 60 Acorn Park Drive, Cambridge, MA 02140, Tel: (617) 613-6000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and notes provide information about the beneficial ownership of our outstanding common stock as of March 18, 2024 (except as otherwise noted) by:

(i)   each person who we know beneficially owns more than 5% of our common stock;

(ii)   each of the executive officers named below in the Summary Compensation Table;

(iii)   each member of our Board of Directors; and

(iv)   our directors and executive officers as a group.

Except as otherwise indicated, each of the stockholders named in the table below has sole voting and investment power with respect to the shares of our common stock beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and includes voting or investment power with respect to the shares. Shares subject to exercisable options and vesting restricted stock units include options that are currently exercisable or exercisable within 60 days of March 18, 2024 and shares underlying restricted stock units scheduled to vest within 60 days of March 18, 2024.

Name of Beneficial Owner	Common Stock Beneficially Owned		
	Shares Beneficially Owned	Shares Subject to Exercisable Options and Vesting Restricted Stock Units	Percentage of Outstanding Shares
George F. Colony c/o Forrester Research, Inc. 60 Acorn Park Drive Cambridge, MA 02140(1)	7,380,411	—	38.0%
Royce & Associates, LP 745 Fifth Avenue New York, NY 10151(2)	2,146,862	—	11.0%
BlackRock, Inc. 55 East 52nd Street New York, NY 10022(3)	1,860,207	—	9.6%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355(4)	1,391,355	—	7.2%
David Boyce	12,591	—	*
Neil Bradford	23,388	—	*
Anthony Friscia	18,167	—	*
Robert Galford	19,455	—	*
Warren Romine	5,931	—	*
Gretchen Teichgraeber	17,683	—	*
Yvonne Wassenaar	18,652	—	*
L. Christian Finn	13,089	7,567	*
Carrie Johnson	13,598	7,567	*
Sharyn Leaver	11,258	5,675	*
Nate Swan	2,942	7,567	*
Directors, named executive officers, and other executive officers as a group (16 persons)(1)	7,604,664	37,061	39.2%

(1)   Includes 501,580 shares held by Mr. Colony's wife and by trusts of which Mr. Colony's wife is the trustee as to which Mr. Colony disclaims beneficial ownership.

(2)   Beneficial ownership as of December 31, 2023, as reported in a Schedule 13G filed with the SEC on January 23, 2024, stating that Royce & Associates, LP has sole voting and dispositive power with respect to 2,146,862 shares.

(3)   Beneficial ownership as of December 31, 2023, as reported in a Schedule 13G filed with the SEC on January 24, 2024, stating that BlackRock, Inc. has sole voting power with respect to 1,847,701 shares and sole dispositive power with respect to 1,860,207 shares.

(4)   Beneficial ownership as of December 29, 2023, as reported in a Schedule 13G filed with the SEC on February 13, 2024, stating that The Vanguard Group has shared voting power with respect to 21,101 shares, sole dispositive power with respect to 1,361,280 shares and shared dispositive power with respect to 30,075 shares.

* Less than 1%

PROPOSAL ONE:

ELECTION OF DIRECTORS

Our directors are elected annually by the stockholders. The Board has nominated David Boyce, Neil Bradford, George Colony, Anthony Friscia, Robert Galford, Warren Romine, and Yvonne Wassenaar to serve one-year terms that will expire at the 2025 Annual Meeting of Stockholders. These individuals all currently serve on our Board.

One of our current directors, Gretchen Teichgraeber, will be retiring from the Board effective May 14, 2024, and is not a nominee for election at the forthcoming annual meeting. Ms. Teichgraeber has served as a member of the Board and the Compensation and Nominating Committee for over 18 years. We gratefully acknowledge her dedicated service and numerous contributions to Forrester.

The proxies intend to vote each share for which a proper proxy card has been returned or voting instructions received and not revoked in favor of the nominees named above. If you wish to withhold the authority to vote for the election of any of the nominees, your voting instructions must so indicate or your returned proxy card must be marked to that effect.

It is expected that each of the nominees will be able to serve, but if any of them is unable to serve, the proxies reserve discretion to vote, or refrain from voting, for a substitute nominee or nominees.

The following section provides information about each nominee, including information provided by each nominee about his or her principal occupation and business experience for the past five years and the names of other publicly-traded companies, if any, for which he or she currently serves as a director or has served as a director during the past five years. In addition to the information presented with respect to each nominee's experience, qualifications and skills that led our Board to conclude that he or she should serve as a director, we also believe that each of the nominees has demonstrated business acumen and a significant commitment to our company, and has a reputation for integrity and adherence to high ethical standards.

NOMINEES FOR ELECTION

David Boyce, age 56, became a director of Forrester in June 2017. Mr. Boyce is an investor and advisor on product-led growth (PLG). He teaches PLG at Brigham Young University's Marriott School of Business, invests in PLG companies through his own investing entity Formative Ventures, and advises growth companies on PLG via Winning by Design, LLC, a global revenue architecture consultancy working primarily with growth-stage unicorn and pre-unicorn companies. From 2014 until its acquisition by Aurea in 2021, Mr. Boyce was the Chief Strategy Officer of XANT, Inc. (formerly known as InsideSales.com, Inc.), a software company offering a leading sales acceleration platform. Prior to joining InsideSales, Mr. Boyce was the Chief Executive Officer and Chairman of Fundly, Inc., a crowdfunding site for online fundraising from 2010 to 2013. Previously, Mr. Boyce was global VP of Strategy at Oracle from 2005 to 2010. We believe Mr. Boyce's qualifications to serve on our Board of Directors include his extensive experience as an operating executive at several software companies and his expertise in product, strategy and marketing.

Neil Bradford, age 51, became a director of Forrester in February 2018. Mr. Bradford is the founder and Chief Executive Officer of General Index Limited, a tech-led provider of energy and commodity benchmarks. From 2017 to March 2019, Mr. Bradford served as the Chief Executive Officer of Financial Express, Ltd., an investment ratings and fund research agency based in the United Kingdom. Prior to joining FE, Mr. Bradford was the Chief Executive Officer of Argus Media, a provider of price assessments, business intelligence and market data for the global energy and commodities markets. In 1997, Mr. Bradford co-founded Fletcher Research Limited, a UK-based technology research firm that was acquired by Forrester in 1999. Mr. Bradford served in executive roles with Forrester until 2006. We believe Mr. Bradford's qualifications to serve on our Board of Directors include his years of experience in the research and advisory business, having both founded and led companies in the industry, his prior experience as an executive officer of Forrester, and his perspective on European business as a UK citizen having worked for firms headquartered in London.

George F. Colony, age 70, is the founder of Forrester and since 1983, he has served as Chairman of the Board and Chief Executive Officer. He also has served as Forrester's President since September 2001, and he previously was Forrester's President from 1983 to 2000. We believe Mr. Colony's qualifications to serve on our Board of Directors and as its Chairman include his extensive experience in the research industry, including more than 40 years as our chief executive officer, and his significant ownership stake in the Company.

Anthony Friscia, age 68, became a director of Forrester in June 2017. Mr. Friscia is currently an independent business consultant. From 2014 to 2016, Mr. Friscia was the President and Chief Executive Officer of Eduventures, Inc., a research and advisory firm that provides proprietary research and strategic advice to higher education leaders. Previously, from 2011 to 2014, Mr. Friscia served as a consultant and special advisor to the President of the New School, a private university in New York City. In 1986, Mr. Friscia founded AMR Research, a provider of research and advice on global supply chain and enterprise technology to operations and IT executives, and served as its President and Chief Executive Officer until 2010. We believe Mr. Friscia's qualifications to serve on our Board of Directors include his years of experience in business leadership and providing strategic advice to senior leaders, including extensive experience as a chief executive officer in the research and advisory business.

Robert M. Galford, age 71, became a director of Forrester in November 1996. Since November 2007, Mr. Galford has been the managing partner of the Center for Leading Organizations, an organizational development firm he founded in Concord, Massachusetts. From 2001 to 2007, Mr. Galford was a managing partner of the Center for Executive Development, an executive education provider in Boston, Massachusetts. In 2023, he was named to the National Association of Corporate Directors (NACD) Blue Ribbon Commission on Boardroom Culture. We believe Mr. Galford's qualifications to serve on our Board of Directors include his many years of organizational development and executive education experience, along with his more recent corporate governance experience as an instructor for the National Association of Corporate Directors.

Warren Romine, age 53, became a director of Forrester in March 2022. Mr. Romine is the founder and managing director of Orchard Knob Capital LLC, an independent financial advisory and investment firm focused on the aerospace, defense and government services markets. Mr. Romine served as a Senior Lecturer at Harvard Business School in the finance department from October 2022 to June 2023. From 2017 to January 2022, Mr. Romine was a Managing Director and co-head of the Aerospace and Defense group at KippsDeSanto & Co., an investment bank focused on growth-oriented aerospace, defense and technology companies. Previously, from 2013 to 2017, Mr. Romine was a Managing Director and head of the Aerospace, Defense and Government Services group at FBR & Co., an investment banking and brokerage firm. From 2006 to 2014, Mr. Romine also served as chair of the audit committee of the board of directors of RELM Wireless Corporation (now known as BK Technologies), a publicly-traded manufacturer of telecommunications products. We believe that Mr. Romine's qualifications to serve on our Board of Directors include his extensive finance and management experience in the investment banking business, his expertise regarding mergers and acquisitions, and his prior experience as a public company board member.

Yvonne Wassenaar, age 55, became a director of Forrester in June 2017. Ms. Wassenaar currently also serves as a director of Arista Networks, Inc., JFrog Ltd., Rubrik, Inc. and Harvey Mudd College. From 2019 to 2022, Ms. Wassenaar was the Chief Executive Officer of Puppet, Inc., an information technology automation software company. From 2017 to 2018, Ms. Wassenaar was the Chief Executive Officer of Airware, an enterprise drone solutions company. From 2014 to 2017, Ms. Wassenaar was with New Relic, Inc., a cloud-based SaaS company, most recently as Chief Information Officer. Prior to joining New Relic, Ms. Wassenaar held senior positions at VMware, Inc. from 2010 to 2014. We believe Ms. Wassenaar's qualifications to serve on our Board of Directors include her thought leadership in the areas of cloud computing, big data analytics and business digitization and her extensive experience in senior leadership positions at technology companies.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> THE ELECTION OF THE NOMINEES NAMED ABOVE.

Corporate Governance

We believe that good corporate governance is important to ensure that Forrester is managed for the long-term benefit of its stockholders. Based on our continuing review of the provisions of the Sarbanes-Oxley Act of 2002, rules of the Securities and Exchange Commission and the listing standards of The NASDAQ Stock Market, our Board of Directors has adopted Corporate Governance Guidelines, an amended and restated charter for the Audit Committee of the Board of Directors, and a charter for the Compensation and Nominating Committee of the Board.

Our Corporate Governance Guidelines include stock retention guidelines applicable to executive officers and directors. The guidelines, which are described in more detail below in the Compensation Discussion and Analysis section, require all directors and executive officers to hold a targeted value of our common stock within specified time frames, and include restrictions on sales of our common stock by such directors and executive officers until the guidelines have been met. These guidelines may be waived, at the discretion of the Compensation and Nominating Committee of the Board of Directors, if compliance with the guidelines would create severe hardship or prevent an executive officer or director from complying with a court order. We currently do not have a policy regarding hedging.

We also have a written code of business conduct and ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. You can access our Code of Business Conduct and Ethics, Corporate Governance Guidelines and our current committee charters on our website, at www.forrester.com/aboutus.

Our Board of Directors has adopted a Compensation Recovery Policy ("Clawback Policy") to comply with the final clawback rules adopted by the SEC under Rule 10D-1 and the listing standards of The NASDAQ Stock Market. The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation received by covered officers if we are required to prepare a financial restatement. Under the Clawback Policy, the Board may recoup from the covered officers erroneously awarded incentive compensation received on or after October 2, 2023 within a lookback period of the three completed fiscal years preceding the date on which we are required to prepare an accounting restatement.

Information With Respect to Board of Directors

Board Meetings and Committees

Our Board of Directors has determined that each of the current directors, with the exception of Mr. Colony, our Chairman and Chief Executive Officer, is independent under applicable NASDAQ standards as currently in effect.

Our Board of Directors held nine meetings during fiscal 2023. Each director attended at least 75 percent of the aggregate of the meetings of the Board of Directors and of each committee of which he or she is a member. Forrester does not require directors to attend the annual meeting of stockholders. Mr. Colony, who presided at the meeting, attended the 2023 annual meeting of stockholders, as did Mr. Galford. Historically, very few stockholders have attended our annual meeting and we have not found it to be a particularly useful forum for communicating with our stockholders. The Board of Directors currently has two standing committees, the Audit Committee and the Compensation and Nominating Committee, whose members consist solely of independent directors.

Our Audit Committee consists of four members: Warren Romine, Chair, Neil Bradford, Tony Friscia, and Yvonne Wassenaar, each of whom, in addition to satisfying the NASDAQ independence standards, also satisfies the Sarbanes-Oxley independence requirements for audit committee membership. In addition, the Board has determined that Mr. Romine is an "audit committee financial expert" under applicable rules of the Securities and Exchange Commission, and all of the members of the Audit Committee satisfy the financial literacy standards of NASDAQ. The Audit Committee held five meetings during fiscal 2023. The responsibilities of our Audit Committee and its activities during fiscal 2023 are described in the committee's amended and restated charter, which is available on our website at www.forrester.com/aboutus. The charter will also be made available without charge to any stockholder who requests it by writing to Forrester Research, Inc., Attn: Chief Legal Officer and Secretary, 60 Acorn Park Drive, Cambridge, MA 02140.

Our Compensation and Nominating Committee consists of three members: Robert M. Galford, Chair, David Boyce, and Gretchen G. Teichgraeber. The Compensation and Nominating Committee held six meetings during fiscal 2023. The Compensation and Nominating Committee has authority, as specified in the committee's charter, to, among other things, evaluate and approve the compensation of our Chief Executive Officer, review and approve the compensation of our other executive officers, administer our stock plans, and oversee the development of executive succession plans for the CEO and other executive officers. The committee also has the authority to identify and recommend to the Board qualified candidates for director. The Compensation and Nominating Committee charter is available on our website at www.forrester.com/aboutus. The charter will also be made available without charge to any stockholder who requests it by writing to Forrester Research, Inc., Attn: Chief Legal Officer and Secretary, 60 Acorn Park Drive, Cambridge, MA 02140.

Compensation Committee Interlocks and Insider Participation

No person who served during the past fiscal year as a member of our Compensation and Nominating Committee is or was an officer or employee of Forrester, or had any relationship with Forrester requiring disclosure in this proxy statement. During the past fiscal year, none of our executive officers served as a member of the board of directors of another entity, any of whose executive officers served as one of our directors.

Board Leadership Structure

At the present time, Mr. Colony serves as both Chairman of the Board and Chief Executive Officer. Mr. Colony is a significant stakeholder in Forrester, beneficially owning approximately 38% of our outstanding common stock. As such, we believe it is appropriate that he set the agenda for the Board of Directors in addition to serving as the Chief Executive Officer. We also do not believe that the size of the Company warrants the division of these responsibilities.

In 2017, the Board of Directors selected Robert Galford to act as lead independent director. In this role, Mr. Galford presides at executive sessions of the independent directors and will bear such further responsibilities as the Board as a whole may designate from time to time.

The Board's Role in Risk Oversight; Risk Considerations in our Compensation Programs

The Board's role in the Company's risk oversight process includes receiving regular reports from members of management on areas of material risk to the Company, including financial, strategic, operational, cybersecurity, ESG, legal and regulatory risks. The full Board (or the appropriate Committee in the case of risks that are under the purview of a particular Committee) receives these reports from the appropriate manager within the Company. When a committee receives such a report, the Chair of the relevant Committee reports on the discussion to the full Board during the Committee reports portion of the next Board meeting, enabling the full Board to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Our Compensation and Nominating Committee does not believe that our compensation programs encourage excessive or inappropriate risk taking. We structure our pay programs to consist of both fixed and variable compensation, with the fixed base salary portion providing steady income regardless of our stock price performance. The variable components, consisting of cash bonus and stock-based awards, are designed to reward both short and long-term performance. Targets under our bonus plans are a function of contract value (CV) bookings and modified operating income (described in greater detail in the Compensation Discussion and Analysis below), important financial metrics for our business. For long-term performance, we generally have awarded restricted stock units vesting over four years and, commencing March 1, 2023, have also awarded stock options and performance-based restricted stock units. We believe that the variable elements of compensation are a sufficient percentage of overall compensation to motivate executives to produce excellent short and long-term results for the Company, while fixed base salary is also sufficiently high such that the executives are not encouraged to take unnecessary or excessive risks. In addition, our bonus plan funding metrics apply company-wide, regardless of function or client group, which we believe encourages relatively consistent behavior across the organization. We cap our bonus at 1.95 times target company performance. Therefore, even if Company performance dramatically exceeds target performance, bonus payouts are limited. Conversely, we have a minimum threshold on Company performance under our executive bonus plan approved by the Compensation and Nominating Committee so that the bonus plan is not funded at performance below a certain level. We also believe that our Executive Severance Plan described in detail below, which provides severance compensation in the event of involuntary termination of employment without cause and in connection with a change in control, promotes stability and continuity of operations.

Director Candidates

As noted above, the Compensation and Nominating Committee has responsibility for recommending nominees for election as directors of Forrester. Our stockholders may recommend individuals for this committee to consider as potential director candidates by submitting their names and background to the "Forrester Research Compensation and Nominating Committee", c/o Chief Legal Officer and Secretary, 60 Acorn Park Drive, Cambridge, MA 02140. The Compensation and Nominating Committee will consider a recommended candidate for the next annual meeting of stockholders only if biographical information and background material are provided no later than the date specified below under "Stockholder Proposals" for receipt of director nominations.

The process that the Compensation and Nominating Committee will follow to identify and evaluate candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Compensation and Nominating Committee. Assuming that biographical and background material is provided for candidates recommended by the stockholders, the Compensation and Nominating Committee will evaluate those candidates by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by Board members.

In considering whether to recommend any candidate for inclusion in the Board's slate of recommended director nominees, including candidates recommended by stockholders, the Compensation and Nominating Committee will apply the criteria set forth in the committee's charter and in the Corporate Governance Guidelines. These criteria include, among others, the candidate's integrity, age, experience, commitment, diligence, conflicts of interest, and the ability to act in the interests of all stockholders. Although the Compensation and Nominating Committee considers as one of many factors in the director identification and nomination process diversity of race, gender and ethnicity, as well as geography and business experience, it has no specific diversity policy. The Compensation and Nominating Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a composite mix of experience, knowledge and abilities, including direct operating experience, that will allow the Board to fulfill its responsibilities.

In addition, our by-laws permit stockholders to nominate directors for election at an annual meeting of stockholders, other than as part of the Board's slate. To nominate a director, in addition to providing certain information about the nominee and the nominating stockholder, the stockholder must give timely notice to Forrester, which, under our advance notice by-law, requires that the notice be received by us no less than 90 nor more than 120 days prior to the anniversary date of the preceding annual meeting of stockholders. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the company's nominees must also comply with the additional requirements of Rule 14a-19 under the Securities Exchange Act of 1934. In accordance with our by-laws, the 2025 Annual Meeting will be held on May 13, 2025.

Board Diversity

The following Board Diversity Matrix presents our Board diversity statistics in accordance with Nasdaq Rule 5606, as self-disclosed by our directors. We currently satisfy the minimum objectives of Nasdaq Rule 5605(f)(2) by having at least one director who identifies as female and one director who identifies as a member of an Underrepresented Minority (as defined by the Nasdaq Rules).

Board Diversity Matrix (As of April 2, 2024)				
Total Number of Directors	8			
	Female	**Male**	**Non-Binary**	**Did not Disclose Gender**
Part I: Gender Identity				
Directors	2	5	–	1
Part II: Demographic Background				
African American or Black	–	1	–	–
Alaskan Native or Native American	–	–	–	–
Asian	–	–	–	–
Hispanic or Latinx	–	–	–	–
Native Hawaiian or Pacific Islander	–	–	–	–
White	2	4	–	–
Two or More Races or Ethnicities	–	–	–	–
LGBTQ+	–			
Did not Disclose Demographic Background	1			

Communications from Stockholders

The Board will give appropriate attention to communications on issues that are submitted by stockholders, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by committee charters, the Compensation and Nominating Committee, with the assistance of the Chief Legal Officer and Secretary, will be primarily responsible for monitoring communications from stockholders and will provide copies of summaries of such communications to the other directors as deemed appropriate.

Stockholders who wish to send communications on any topic to the Board should address such communications to the Forrester Research Compensation and Nominating Committee, c/o Chief Legal Officer and Secretary, Forrester Research, Inc., 60 Acorn Park Drive, Cambridge, MA 02140.

Environmental, Social and Governance (ESG)

Forrester recognizes the importance of being accountable not only to our stockholders, but also to a broader range of stakeholders, including our customers, employees and the public in general. In addition to our own internal efforts, we have research teams focusing on corporate values, Diversity and Inclusion ("D&I"), and sustainability. We work closely with senior leaders at our clients to advise them on how they can align their ESG efforts with their businesses, and in 2023 we built upon our "green market revolution" research by publishing forecasts, consumer insights, and best-practice reports to help our clients capitalize on the unique business opportunities presented by sustainability. Our goal is to effect positive change in society and for our planet through our research, data, and expertise.

Our culture emphasizes certain key values — including client, courage, collaboration, integrity, and quality — that we believe are critical to deliver Forrester's unique value proposition of helping business and technology leaders use customer obsession to drive growth. In addition, we seek to foster a culture where employees can be creative, feel supported and empowered, and are encouraged to think boldly about new ideas.

Attracting, retaining, and developing the best and brightest talent around the globe is critical to the ongoing success of our company. To this end, we focus on attracting, hiring, and the inclusion of all backgrounds and perspectives, with the goals of improving employee retention and engagement, strengthening the quality of our research, and improving client retention and customer experience. We field regular all-employee surveys to measure our progress against our goals. In 2023, in addition to the ongoing training to equip employees to play an active role in fostering a safe, respectful, productive, and inclusive work environment, examples of our efforts with respect to D&I included: introducing a new D&I Leadership Advisory Council to help accelerate our D&I goals; increasing employee self-identification within human resource system profiles; ensuring that our events and digital experiences are inclusive and accessible to all; and our continuation of various partnerships to attract and access more talent from underrepresented groups.

We have a robust learning and development program and celebrate and enrich the Forrester culture through frequent recognition of achievements. To keep employees and teams connected and inspired to do their best work in a distributed work environment, we have enhanced the learning and development opportunities for our employees across a broad range of initiatives including new hire and onboarding, D&I, and leadership training. We also support our employees' efforts to serve in their local communities by offering each employee the opportunity to take paid volunteer days each calendar year. In addition, we and our employees frequently contribute funds or goods to support philanthropic and community giving efforts. In 2023, our employees dedicated nearly 1,500 hours to serving their local communities. Past initiatives have included employee participation in sponsored charitable events and distribution of goods through select disaster relief organizations.

Forrester also recognizes a shared responsibility to respect and protect the environment. Although our facilities and operations have a small ecological footprint, we reduce the environmental impact of our business through various waste reduction practices, including WELL and LEED certified/eco-friendly buildings, recycling, and battery disposal. In addition, we have invested in multiple technologies to facilitate remote work that can in many cases reduce the need for travel and the related environmental impacts, and our hybrid work policy should significantly reduce the time spent commuting to most of our major offices, while also lowering our energy consumption and allowing us to use our office spaces more efficiently.

In 2021, we engaged our sustainability research team, which actively advises our clients on building more sustainable business strategies, to assess our carbon emissions and develop a plan to continue to lessen our environmental impact. While we found that our emissions are in line with industry standards, in 2023 we continued to take steps that will help us reduce our carbon footprint by at least 50% from 2019 levels by 2025. In addition to our hybrid work policy, these steps include revisiting our company-wide travel policies to optimize internal and external travel, eliminating emissions from our data center by continuing to accelerate the migration of more of our platforms and services to the cloud, and our events team partnering with One Tree Planted, a global reforestation nonprofit organization, to plant a new tree for every attendee survey response submitted after one of our events.

Our clients trust us with some of their most sensitive confidential information, and we take our obligation to secure it seriously. We have implemented appropriate technical and organizational measures to ensure a level of security appropriate to the risk of disclosure of this information, and we attempt to minimize the amount of personally identifiable information regarding third parties in our possession. When the processing of personally identifiable information is unavoidable, we strive to comply with all applicable laws and regulations, including the European Union General Data Protection Regulation (GDPR), the California Consumer Privacy Act, the California Privacy Rights Act, and similar data privacy laws of other U.S. states. We have also implemented a Privacy Impact Assessment process to be used before we contract with new vendors of products or services that may have access to confidential and/or personal information.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

We have implemented an executive compensation program that rewards performance. Our executive compensation program is designed to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. The elements of our executives' total compensation are base salary, cash incentive awards, equity incentive awards and other employee benefits. We have designed a compensation program that makes a substantial portion of executive pay variable, subject to increase when performance targets are exceeded, and subject to reduction when performance targets are not achieved.

2023 Business Results

In 2023, due primarily to our ongoing product transition to our Forrester Decisions platform amid challenging macroeconomic conditions, we fell short of the financial goals we had set at the beginning of the year, with revenues decreasing by 10.6% to $480.8 million. Despite this, the Company exceeded or met its final revenue, adjusted operating margin and adjusted earnings per share guidance for the year.

Compensation for Performance

A substantial amount of the total compensation of our executive officers is linked to our performance, both through short-term cash incentive compensation and long-term equity incentive compensation. We believe this aligns our executives' incentives with our objective of enhancing stockholder value over the longer term.

Cash Compensation.   A significant portion of the current cash compensation opportunity for our executive officers is achieved through our Amended and Restated Executive Cash Incentive Plan (the "Executive Cash Incentive Plan"). As described in more detail below, payments under the plan are based on company financial performance metrics (for 2023, booked sales accounts for the Company's CV products, or "CV bookings", and modified operating income). By design, our plan pays more when we perform well and less, or nothing, when we do not.

Equity Awards.   Another key component of compensation for our executive officers consists of long-term equity incentives, both in the form of restricted stock units (RSUs) and stock options. In 2023, all stock options and a portion of the RSUs granted to executive officers vest over time, with 25% to vest annually over four years. Additional RSUs granted in 2023 include a performance-based vesting condition tied to CV growth and Adjusted EBITDA margin in 2025. We believe these awards have retention value and reflect a balance between short-term financial performance and long-term stockholder return, supporting our performance-based compensation. Consistent with past years, we did not grant equity awards in 2023 to George Colony, our Chairman and Chief Executive Officer, who is the beneficial owner of approximately 38% of our common stock.

Compensation Program Changes in 2023

Base Salary and Short-Term Cash Incentive Compensation.   Based on a review of market data, and taking into account the contributions of the named executive officers and our financial performance in 2022, during its annual executive compensation review our Compensation and Nominating Committee (the "Committee") increased, effective January 1, 2023, the target cash incentive bonus amount of one named executive officer by 18.9% over 2022, while leaving unchanged the base salaries and target cash incentive bonus amounts of the other named executive officers, as discussed further below. In addition, effective May 1, 2023, the Committee approved, and Mr. Colony agreed to, a reduction in his base salary to $1.00 on an annualized basis for the remainder of 2023.

Executive Cash Incentive Plan.   As was the case in recent years, while the Committee approved the same performance matrix for purposes of both the Executive Cash Incentive Plan and the Forrester Employee Bonus Plan, the Committee decided to place a stronger emphasis on exceeding, rather than just meeting, the target metrics for the executive team. Accordingly, the Committee approved different percentage payouts at various performance levels for the Executive Cash Incentive Plan than the Forrester Employee Bonus Plan, with executive officers achieving less compensation if 2023 performance were to meet or fall short of the targeted levels, and additional compensation for performance above the targeted levels.

Long-Term Equity Incentive Compensation. In recent years, the Committee has approved annual equity awards to our executive officers consisting solely of time-based RSUs. In 2023, based on a review of competitive data concerning equity-based awards and recommendations of our independent compensation consultant, the Committee determined that the equity awards to our executive officers would consist of a combination of time-based and performance-based RSUs, with the latter vesting only upon the satisfaction of predetermined performance targets. In addition, the Committee granted stock options to the named executive officers other than Mr. Colony that would vest over time and have value only if our stock price increased from the price on the date of grant and if the recipient continued to provide service to the Company as an employee through the vesting date.

Stock Retention Guidelines. As a result of its annual review of the Company's stock retention guidelines described in more detail below, the Committee decided to update the retention targets for all executive officers and directors effective April 1, 2023 to align the targets with changes in annual compensation and stock market fluctuations.

Say on Pay Stockholder Vote. As we have done each year since 2011, in 2023 we submitted our executive compensation program to an advisory vote of our stockholders and, consistent with the results of our previous say on pay votes, it received the support of 99% of the total votes cast at our annual meeting. We pay careful attention to any feedback we receive from our stockholders about our executive compensation program, including the say on pay vote. The Committee considered this feedback when setting our executive cash compensation program and granting equity awards to executives in 2023 and will continue to consider stockholder feedback in its subsequent executive compensation decision making.

Compensation Objectives and Strategy

The primary purpose of our executive compensation program is to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. Our principal objectives and strategy concerning our executive compensation program are as follows:

- encourage achievement of key Company values — including client service, quality, collaboration, courage and integrity — that we believe are critical to our continued growth;

- base cash compensation on individual achievement and responsibility, teamwork, and our short-term financial performance;

- align employees' incentives with our objective of enhancing stockholder value over the longer term through long-term incentives, principally in the form of stock options and RSUs vesting over time and RSUs subject to performance conditions; and

- emphasize individual excellence and encourage employees at all levels, as well as executive officers, to take initiative and lead individual projects that enhance our performance.

These objectives and strategy are reviewed each year by the Committee, which oversees our executive compensation program. In furtherance of these objectives, the Committee takes the following actions each year:

- reviews the performance of George Colony, our Chairman and Chief Executive Officer, including his demonstration of leadership and his overall contribution to the financial performance of the Company;

- reviews the assessment by Mr. Colony of the performance of the other executive officers against their individual and team goals;

- reviews the company-wide financial goals that are used in the calculation of the cash incentive compensation for our executives;

- reviews all components of compensation for each executive officer: base salary, short-term cash incentive compensation, and long-term equity incentive compensation;

- assesses relevant market data; and

- holds executive sessions (without our management present) as appropriate to accomplish the above actions.

Mr. Colony also plays a substantial role in the compensation process for the other executive officers, primarily by recommending annual goals for the executives reporting directly to him, evaluating their performance against those goals, and providing recommendations on their compensation to the Committee.

In mid-2022, we engaged Semler Brossy as an independent compensation consultant to help us assess the compensation paid to our executives. The findings of Semler Brossy were referenced by Forrester management in working with the Committee to formulate compensation recommendations for 2023, with an emphasis on long-term incentives. This included the introduction of performance-based restricted stock unit awards and stock option awards for certain executives and a market adjustment to the target cash incentive bonus amount of one of our executives (as described in more detail below), but were not otherwise used to specifically target compensation or create a compensation framework. The Committee did not separately engage an independent compensation consultant in 2023 for its general executive compensation analysis because the members were comfortable relying on their independent review of the market data, surveys and other supporting information provided by management, taking into account that the Company does not

offer special perquisites, deferred compensation plans, or other special executive compensation arrangements. The Committee believes it is adequately experienced to address relevant issues and discharge its responsibilities consistent with the Company's compensation objectives and philosophy.

The Committee has not historically used formal benchmarking data to establish compensation levels but has relied instead on relevant market data and surveys to design compensation packages that it believes are competitive with other similarly situated companies or those with whom we compete for talent. While compensation surveys provide useful data for comparative purposes, the Committee believes that successful compensation programs also require the application of sound judgment and subjective determinations of individual and Company performance.

The Committee believes it is helpful to utilize data compiled from a wide array of companies and believes it important to consider comparative data from companies of comparable size and revenue, operating within a comparable industry, and located or operating within our principal geographic markets. In setting executive compensation for 2023, the Committee primarily considered data from the Radford Global Compensation Database, which included companies with annual revenues from $200 million to $1 billion, as well as comparable companies in the industries and geographies applicable to our executives. For each of the Company's executive officers, the data the Committee reviewed included comparative market percentiles for base salary, total annual cash compensation opportunity (or "on-target earnings"), and total direct compensation (on-target earnings plus equity incentives). The Committee determined that each of the compensation components of the named executive officers, other than Mr. Colony, were aligned with the comparative market data considering experience, role criticality, and performance and, accordingly, made its decisions regarding 2023 executive compensation with the goal of maintaining that status.

Since Mr. Colony owns such a substantial percentage of our common stock, the Committee generally does not deem the available market data on chief executive officer compensation as comparable and does not place substantial weight on that data when setting his executive compensation.

Elements of Compensation

Compensation for our named executive officers consists of the following principal components:

- base salary;
- short-term cash incentive compensation;
- long-term equity incentive compensation, principally in the form of stock options and RSUs;
- severance and change-of-control benefits; and
- other benefits available generally to all full-time employees.

We do not have an express policy for weighting different elements of compensation or for allocating between long-term and short-term compensation, but we do attempt to maintain compensation packages that will advance our overall compensation objectives. In reviewing and setting the compensation of each executive officer, we consider the individual's position with the Company and his or her ability to contribute to achievement of strategic and financial objectives.

In 2023, as illustrated below, base salaries for our named executive officers other than Mr. Colony represented an average of approximately 22.9% of total target compensation for these individuals, while the base salary for Mr. Colony (before giving effect to the temporary reduction described in more detail below) represented 40.7% of his total target compensation. Because of Mr. Colony's significant ownership of our common stock, the Committee generally does not grant equity-based awards to him, resulting in a higher ratio of base salary to total target compensation than that of the other named executive officers.



CEO Pay Mix - Fiscal Year 2023 (Target)
40.7%
59.3%
Base Salary
Annual Cash Incentive

All Other NEOs Pay Mix-Fiscal Year 2023 (Target)
16.7%
22.9%
60.5%
Base Salary
Stock Options and RSUs
Annual Cash Incentive

Base Salary.   The Committee approves the base salaries of our named executive officers annually by evaluating the responsibilities of their position, the experience and performance of the individual, and as necessary or appropriate, survey and market data. The base salary of a named executive officer is also considered together with the other components of his or her compensation to ensure that both the executive's total cash compensation opportunity (or "on-target earnings") and the allocation between base salary and variable compensation for the executive are in line with our overall compensation philosophy and business strategy. Additionally, the Committee may adjust base salary more frequently than annually to address retention issues or to reflect promotions or other changes in the scope or breadth of an executive's role or responsibilities.

Our goal is to pay base salaries to our named executive officers that are competitive with the base salaries of companies that are similarly situated or with which we compete to attract and retain executives, while taking into account total on-target earnings, and remaining consistent with our overall compensation objectives with respect to variable compensation. In February 2023, taking into account our financial performance in 2022, the Committee decided to leave the base salaries of the named executive officers unchanged from 2022. In addition, effective May 1, 2023, as part of various cost reduction activities undertaken by the Company, the Committee approved, and Mr. Colony agreed to, a reduction in Mr. Colony's base salary to $1.00 on an annualized basis for the remainder of 2023.

Short-Term Cash Incentive Compensation.   A significant portion of each of our named executive officers' total annual cash compensation is dependent on our achievement of annual financial objectives set forth under our Executive Cash Incentive Plan. Payouts under the plan are made annually in arrears.

An individual named executive officer's annual bonus payout under the Executive Cash Incentive Plan is based on the following factors, which are discussed in more detail below:

- the named executive officer's target award;

- the Company's financial performance; and

- if applicable, the named executive officer's individual and/or team performance.

Effective January 1, 2023, as part of its executive compensation reviews, the Committee increased the target cash incentive bonus amount for L. Christian Finn, our Chief Financial Officer, by 18.9% to $315,000, a target incentive of 75% of his base salary, while leaving the target cash incentive bonus amounts for the other named executive officers unchanged from 2022, taking into account the Company's financial performance in 2022, the market data discussed above, and the respective tenures, experience and performance of our named executive officers. After giving effect to this increase, the average annual target cash incentive bonus amount for our named executive officers was approximately 80.5% of that person's base salary.

For purposes of the Executive Cash Incentive Plan, the financial performance of our Company for 2023 was measured based on booked sales accounts of our CV products (referred to as "CV bookings") and modified operating income. Generally speaking, we define CV products as those services that our clients use over a year's time and that are renewable periodically, usually on an annual basis. Our CV products primarily consist of our subscription research products. Because CV products are our most profitable products and historically our contracts for CV products have renewed at high rates (as measured by our client retention and wallet retention metrics), the Company views CV as one of its key metrics. The Committee also selected CV bookings as one of the metrics because we believe that CV bookings provide an important measure of our current business activity and estimated future revenues.

We define modified operating income to mean the Company's operating income assuming cash incentive compensation payouts under the Executive Cash Incentive Plan and the Forrester Employee Bonus Plan at target levels and excluding amortization of acquisition-related intangible assets, restructuring costs, costs associated with acquisition activities, stock-based compensation and other non-recurring items. The Committee selected modified operating income as the other key metric because we believe modified operating income provides a comprehensive measure of our financial performance that takes into account the importance of both revenue growth and expense management. In addition, by linking payouts under the plan to the Company's profitability, we provide our employees with the opportunity to share in our profits while assuring that payouts are only made if we achieve a satisfactory, pre-approved level of profitability, taking into account the nature of our business, planned investments to support growth of the business, and the economic environment.

The Committee may adjust the CV bookings and modified operating income metrics, as it deems appropriate, to include or exclude particular non-recurring items to avoid unanticipated results and to promote, and provide appropriate incentives for, actions and decisions that are in the best interests of the Company and its stockholders.

The Executive Cash Incentive Plan was structured as follows in 2023, similar in structure to that in 2022:

- A matrix for 2023 containing CV bookings on the x axis and modified operating income on the y axis was approved by the Committee under the plan based on the Company's 2023 operating plan approved by the Board of Directors. Minimum CV bookings and modified operating income levels were set taking into account the Company's recent levels of CV bookings and modified operating income and planned investments to support growth of the business. Failure of our Company to meet either of these minimum levels would result in each executive officer being ineligible to receive any bonus payout. The minimum, target and maximum levels of CV bookings and modified operating income under the Executive Cash Incentive Plan approved by the Committee were as follows (all dollars in thousands):

	CV Bookings	Modified Operating Income
Minimum	$ 338,494	$ 58,491
Target	$ 376,104	$ 73,113
Maximum	$ 413,715	$ 87,736

- If the Company's target CV bookings and modified operating income were both exactly achieved, the Executive Cash Incentive Plan allowed for the payment of 95% of a named executive officer's target award.

- If both CV bookings and modified operating income were above the minimum thresholds but neither exceeded the target, the bonus payout would be between 0% and 75% of the target award.

- If both CV bookings and modified operating income were above the minimum thresholds but only modified operating income exceeded the target, the bonus payout would be between 65% and 100% of the target award.

- If both CV bookings and modified operating income were above the minimum thresholds but only CV bookings exceeded the target, the bonus payout would be between 40% and 125% of the target award.

- If both of the applicable target CV bookings and modified operating income were exceeded, the plan allowed for the payment of up to 195% of a named executive officer's target award.

The Company's actual CV bookings and modified operating income for 2023 were $322.7 million and $45.6 million, respectively, resulting in none of the target awards being payable. This illustrates the pay for performance structure of the compensation awarded to our named executive officers, as our 2023 CV bookings and modified operating income were both substantially below our target levels. Following its determination that no bonuses could be paid to the named executive officers under the Executive Cash Incentive Plan based on our failure to achieve the minimum CV bookings and modified operating income levels, the Committee considered the contributions of our named executive officers to expense management and evaluated the Company's performance during a difficult 2023, driven by the product transition to our Forrester Decisions platform amid challenging macroeconomic conditions. Based on that evaluation, the Committee determined to award each of the named executive officers a discretionary cash bonus equal to 40% of such officer's target award under the Executive Cash Incentive Plan as of December 31, 2023, as is set forth in the Summary Compensation Table under the heading "Bonus."

Pursuant to our employment offer letter dated December 12, 2022 with Mr. Swan that was approved by the Committee, Mr. Swan received an additional sign-on bonus of $100,000.

Long-term Equity Incentive Compensation. Our annual equity awards to executive officers historically have consisted of time-based RSUs granted under our equity incentive plan. In February 2023, after reviewing competitive data concerning executive equity-based awards and the recommendations of our independent compensation consultant, the Committee revised the Company's stock-based compensation program for executive officers to consist of a combination of time-based and performance-based RSUs, with the latter vesting only upon the satisfaction of predetermined performance targets. In addition, the Committee determined to make a one-time grant of time-based stock options to certain executive officers, including the named executive officers other than Mr. Colony. The number of RSUs and stock options awarded were calculated with reference to a specific compensation value divided by the share price of our common stock on the award date.

All stock-based compensation awards granted to our executive officers are granted by the Committee. We believe that stock-based awards help to motivate and retain executives and also align management's incentives with long-term stock price appreciation. In general, we believe that the combination of time-based and performance-based awards serves to encourage retention while further aligning the interests of executives and stockholders, as the awards have value only if the recipient continues to provide service to the Company through the vesting date and (in the case of stock options) our stock price increases from that at grant date or (in the case of performance-based RSUs) performance metrics are met. In addition, while time-based RSUs have immediate compensatory value to the recipient upon vesting, increases in our share price provide significant additional compensatory value to the recipient, and decreases in the share price reduce the original compensation value of the award. Neither the Company nor our board of directors, including the

Committee, has any plan, program or practice of timing equity incentive awards in coordination with the release or withholding of material non-public information.

In determining the size and nature of stock-based awards for 2023, the Committee considered the aggregate number of stock-based awards outstanding relative to the Company's total shares outstanding, the average aggregate size of stock-based awards made to executive officers of companies that are similarly situated or with which we compete to attract and retain executives, and the individuals that they believed were most likely to contribute to or influence a return to the Company's historical growth levels and improvement in the Company's operating margin. On February 6, 2023, the Committee reviewed and approved the grant of time-based RSUs, performance-based RSUs (PSUs), and time-based stock options to each of Mr. Finn, Carrie Johnson, our Chief Product Officer, Sharyn Leaver, our Chief Research Officer, and Nate Swan, our Chief Sales Officer, effective March 1, 2023, as follows: Mr. Finn was granted 15,133 RSUs, 4,993 PSUs, and 30,266 stock options; Ms. Johnson was granted 15,133 RSUs, 4,993 PSUs, and 30,266 stock options; Ms. Leaver was granted 9,836 RSUs, 3,246 PSUs, and 22,699 stock options; and Mr. Swan was granted 4,993 PSUs and 30,266 stock options. The Committee determined that the time-based RSUs and stock options would vest 25% annually over four years. The stock options were granted at an exercise price of $33.04, which was equal to the closing market price of our common stock on the grant date of March 1, 2023.

Each PSU granted to the named executive officers in 2023 entitles the applicable officer to receive on or after March 1, 2026, prior to deducting the applicable number of shares necessary to satisfy withholding tax obligations, one share of the Company's common stock, if each of the two performance levels described below are met and the officer remains employed by the Company. The first performance metric is the Company's CV as of December 31, 2025 (referred to as Measurement Year CV), as reported along with the release of our consolidated financial results for the fiscal year ending December 31, 2025, and as adjusted to reflect the foreign currency rates used to calculate the Company's CV reported for the year ended December 31, 2022. The second performance metric is the Company's Adjusted EBITDA margin for the year ending December 31, 2025 (referred to as Measurement Year Adjusted EBITDA Margin), defined as our consolidated adjusted income from operations plus depreciation, divided by total revenues, as reported along with the release of our consolidated financial results for the year ending December 31, 2025. If both target performance levels are exactly met, the PSUs will vest at 100%. Failure to achieve the minimum performance threshold for CV will result in forfeiture of all of the PSUs. If the Company achieves the minimum performance level for CV, a number of PSUs equal to 75% of the total PSUs (referred to as the "CV Growth PSUs") will vest as follows. The aggregate number of CV Growth PSUs that will vest will be equal to the CV Growth PSUs multiplied by the applicable percentage set forth in the table below. If Measurement Year CV falls between two of the percentiles below, the applicable percentage will be interpolated on a straight-line basis.

Measurement Year CV	Applicable Percentage of CV Growth PSUs
90% of CV Growth Target (Minimum CV Growth Threshold)	30%
95% of CV Growth Target	50%
CV Growth Target	100%
105% of CV Growth Target	150%

If the Company achieves the minimum performance levels for both CV and Adjusted EBITDA Margin, a number of PSUs equal to 25% of the total PSUs (referred to as the "Adjusted EBITDA Margin PSUs") will vest as follows. The aggregate number of Adjusted EBITDA Margin PSUs that will vest will be equal to the Adjusted EBITDA Margin PSUs multiplied by the applicable percentage set forth in the table below. If Measurement Year Adjusted EBITDA Margin falls between two of the percentiles below, the applicable percentage will be interpolated on a straight-line basis.

Measurement Year Adjusted EBITDA Margin	Applicable Percentage of Adjusted EBITDA Margin PSUs
One % point below Adjusted EBITDA Margin Target (Minimum Adjusted EBITDA Margin Threshold)	30%
Adjusted EBITDA Margin Target	100%
One % point above Adjusted EBITDA Margin Target	150%

The maximum number of shares that can vest under each PSU award is 150% of the original grant amount. The Committee decided that using scaled metrics was appropriate to achieve the objectives of longer-term strategic thinking and retention of key talent, taking into account planned investments to support growth in the business and the overall business environment. The Committee may appropriately adjust any evaluation of performance to the extent deemed necessary to take into account non-recurring items including, but not limited to, acquisitions, divestitures or significant restructuring charges.

On March 28, 2023, the Committee approved the grant of additional PSUs effective April 3, 2023 to correct a scrivener's error in the March 1 grant amounts, as follows: Mr. Finn was granted 2,573 additional PSUs; Ms. Johnson was granted 2,573 additional PSUs; Ms. Leaver was granted 1,672 additional PSUs; and Mr. Swan was granted 2,573 additional PSUs. These additional PSUs are subject to the same vesting schedule and performance conditions as the previously-issued PSUs.

On February 1, 2023, pursuant to his previously-referenced employment offer letter, Mr. Swan received an award of 13,199 RSUs that vest 25% annually over four years.

Given Mr. Colony's significant ownership of our common stock, the Committee did not grant stock options or RSUs to Mr. Colony in 2023.

Severance and Change in Control Agreements. Effective May 15, 2014, we adopted the Forrester Research, Inc. Executive Severance Plan (the "Severance Plan"), applicable to all of our executive officers, including the named executive officers. Similar to plans maintained by many other companies, our Severance Plan provides for payments and benefits to our executive officers upon a qualifying termination of employment, including in connection with a change in control. Further detail on the Severance Plan is contained below under the heading "Severance and Change-of-Control Benefits." We believe that the Severance Plan functions as a retention tool for our executive officers to remain with the Company and enable the executive officers to focus on the continuing business operations and, as applicable, the success of a potential business combination that the Board of Directors has determined to be in the best interests of the stockholders. We believe this results in stability and continuity of operations.

Other Benefits

As employees of our Company, our executive officers are eligible to participate in all Company-sponsored benefit programs on the same basis as other full-time employees, including health and dental insurance and life and disability insurance. In addition, our executive officers are eligible to receive the same employer match under our 401(k) plan as is applicable for all participating employees and to participate in our employee stock purchase plan, pursuant to which participants may elect to purchase shares of our stock on a semi-annual basis at a 15% discount based on the lower of the price of our stock at the beginning and end of each period. We do not offer any supplemental executive health and welfare or retirement programs, or provide any other supplemental benefits or perquisites, to our executives.

Stock Retention Guidelines

Our Corporate Governance Guidelines include stock retention guidelines to further align the interests of our directors and executive officers with those of our stockholders. Members of our executive team and Board of Directors are subject to these stock retention guidelines for so long as they remain an executive officer, or serve as a director, of the Company.

The guidelines require directors of the Company to acquire and hold during their service as a Forrester Board member shares of Forrester's common stock ("Common Stock") equal in value to at least two times their total annual compensation from Forrester (including cash retainer and grant date value of equity grants) as in effect on April 1, 2023 (or, if later, the date of commencement of Board service or such other date as the Committee shall designate). Directors have five years from April 23, 2019 (or, if later, the date of commencement of Board service) to meet the target stock ownership guideline.

Executive officers of the Company are required to acquire and hold during their service as a Forrester executive team member shares of Common Stock equal in value to at least one times their total annual on-target earnings (defined as base salary plus total annual cash compensation opportunity) as in effect on April 1, 2023 (or, if later, the date of commencement of executive team service or such other date as the Committee shall designate). Executive officers with fewer than two years tenure on the executive team as of April 23, 2019 or that become executive officers thereafter have five years from April 23, 2019 (or, if later, the date of commencement of executive team service) to meet the target stock ownership guideline, and officers with two or more years tenure on the executive team as of April 23, 2019 had three years from such date to meet the target stock ownership guideline.

In April of 2023 the Committee determined that the retention targets for all executive officers and directors would be adjusted, effective immediately, using the average closing stock price of the Company during March 2023 and the on-target earnings (for executive officers) and total compensation (for directors) as of April 1, 2023 for purposes of calculating such targets.

Until such time as a director or officer reaches his or her share ownership guideline, the director or officer may sell shares of Common Stock only to the extent that, subsequent to such sale, such director or officer continues to hold more shares than he or she held as of December 31 of the preceding year. In addition, if a director or officer has not reached his or her share ownership guideline within the required accumulation period, he or she will be required to retain 100% of the net shares of Forrester common stock delivered to him or her upon the exercise or vesting of stock awards held by him or her until such guideline is reached. Net shares are the number of shares remaining after shares are sold or netted to pay the exercise price of stock options and withholding taxes. For directors, the applicable withholding taxes will be presumed to be the minimum withholding tax applicable to an employee. All directors and executive officers are expected to continuously own sufficient shares to meet the guideline once it has been reached. Unexercised stock options and unvested restricted stock units will not count toward meeting the stock ownership guidelines.

These guidelines may be waived, at the discretion of the Committee, if compliance with the guidelines would create severe hardship or prevent an executive officer or director from complying with a court order. The Committee will reassess these guidelines on an annual basis, taking into account factors such as compensation and stock price changes. Our directors and executive officers have complied in full with these guidelines since their initial adoption.

Impact of Tax and Accounting on Compensation Decisions

As a result of federal tax legislation enacted in December 2017, compensation paid to certain of our executive officers in excess of $1 million per person per year will not be deductible unless it qualifies for transition relief applicable to certain compensation arrangements in place as of November 2, 2017 and not later materially modified.

The Committee believes that the interests of our stockholders are best served if the Committee continues to retain flexibility and discretion to approve and amend compensation plans, agreements and arrangements to support our corporate objectives, even if a plan, agreement or arrangement does not qualify for full or partial tax deductibility and even if an amendment results in a loss or limitation of tax deductibility. Despite the changes as a result of the 2017 tax legislation, the Committee currently expects (consistent with its executive compensation philosophy) to structure executive compensation programs such that a significant portion of executive compensation is linked to our performance.

The Committee also takes into consideration the accounting treatment of the different forms of awards it may grant to executive officers.

Compensation Committee Report

The Compensation and Nominating Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with management and, based on this review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation and Nominating Committee

Robert M. Galford, Chair
David Boyce
Gretchen G. Teichgraeber

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in any such filing.

SUMMARY COMPENSATION TABLE

The following table shows the compensation earned by our Chief Executive Officer, our Chief Financial Officer, and each of our three other most highly compensated executive officers as of December 31, 2023. We refer to these officers as the "named executive officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
George F. Colony	2023	207,993	—	—	—	—	36,928	244,921
Chairman of the Board and	2022	597,896	—	—	—	371,250	23,484	992,630
Chief Executive Officer	2021	461,923	150,000	—	—	922,500	17,845	1,552,268
L. Christian Finn	2023	420,275	125,993	746,862	430,930	—	19,894	1,743,954
Chief Financial Officer	2022	420,083	—	499,978	—	145,736	11,320	1,077,117
	2021	110,385	200,000	999,986	—	229,503	446	1,540,319
Carrie Johnson	2023	425,300	127,500	746,862	430,930	—	17,820	1,748,412
Chief Product Officer	2022	428,750	—	449,950	—	175,313	11,766	1,065,779
	2021	387,385	50,000	399,979	—	445,500	9,780	1,292,644
Sharyn Leaver	2023	375,600	90,000	485,449	323,191	—	8,742	1,282,982
Chief Research Officer	2022	374,556	—	324,981	—	123,750	10,400	833,687
Nate Swan(4)	2023	410,858	234,400	746,845	430,930	1,000	21,257	1,845,290
Chief Sales Officer								

(1) Amounts for 2021 represent: additional performance-based bonuses approved by the Committee of $150,000 for Mr. Colony and $50,000 for each of Mr. Finn and Ms. Johnson; and a sign-on bonus of $150,000 for Mr. Finn. Amounts for 2023 represent discretionary bonuses approved by the Committee and a sign-on bonus of $100,000 for Mr. Swan.

(2) These amounts represent the aggregate grant date fair value of time-based and performance-based restricted stock unit and time-based option awards. Assumptions used in the calculation of option awards are included in footnote 1 to the Company's consolidated financial statements included in our 2023 Annual Report on Form 10-K. The grant date fair value of restricted stock units is based upon the closing price of the Company's common stock on the date of grant. For purposes of calculating the grant date fair value of performance awards, we assume that the target performance criteria will be achieved and 100% of each award will vest. The grant date fair value of all 2023 time-based restricted stock units is as follows: Mr. Finn, $499,994; Ms. Johnson, $499,994; Ms. Leaver, $324,981; and Mr. Swan, $499,978. The grant date fair value of all 2023 performance-based restricted stock units, assuming attainment of the highest level of the performance conditions, which is capped at 150% of target, is as follows: Mr. Finn, $370,301; Ms. Johnson, $370,301; Ms. Leaver, $240,701; and Mr. Swan, $370,301. The amounts set forth may be more or less than the value ultimately realized by the named executive officer based upon, among other things, the value of the Company's common stock at the time of exercise of the options or vesting of the restricted stock units and whether such options or restricted stock units actually vest.

(3) 2023 amounts include the following amounts of Company matching contributions under our 401(k) plan: Mr. Colony, $9,900; Mr. Finn, $9,900; Ms. Johnson, $9,900; Ms. Leaver, $7,482; and Mr. Swan, $9,900. Other amounts consist of group term life insurance premiums and miscellaneous other items.

(4) Mr. Swan became our Chief Sales Officer on January 3, 2023.

GRANTS OF PLAN-BASED AWARDS FOR 2023

The following table sets forth information with respect to plan-based awards granted to named executive officers in 2023.

Name	Grant Date	Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
George F. Colony	—	—	270,000	675,000	1,316,250	—	—	—	—	—	—	—
L. Christian Finn	—	—	125,993	314,981	614,213	—	—	—	—	—	—	—
	03/01/23	02/06/23	—	—	—	—	—	—	—	30,266	33.04	430,930
	03/01/23	02/06/23	—	—	—	—	—	—	15,133	—	—	499,994
	03/01/23	02/06/23	—	—	—	1,123	4,993	7,490	—	—	—	164,969
	04/03/23	03/28/23	—	—	—	579	2,573	3,860	—	—	—	81,899
Carrie Johnson	—	—	127,500	318,750	621,563				—	—	—	—
	03/01/23	02/06/23	—	—	—	—	—	—	—	30,266	33.04	430,930
	03/01/23	02/06/23	—	—	—	—	—	—	15,133	—	—	499,994
	03/01/23	02/06/23	—	—	—	1,123	4,993	7,490	—	—	—	164,969
	04/03/23	03/28/23	—	—	—	579	2,573	3,860	—	—	—	81,899
Sharyn Leaver	—	—	90,000	225,000	438,750				—	—	—	—
	03/01/23	02/06/23	—	—	—	—	—	—	—	22,699	33.04	323,191
	03/01/23	02/06/23	—	—	—	—	—	—	9,836	—	—	324,981
	03/01/23	02/06/23	—	—	—	730	3,246	4,869	—	—	—	107,248
	04/03/23	03/28/23	—	—	—	376	1,672	2,508	—	—	—	53,220
Nate Swan	—	—	134,400	336,000	655,200				—	—	—	—
	02/01/23	12/20/22	—	—	—				13,199	—	—	499,978
	03/01/23	02/06/23	—	—	—	—	—	—	—	30,266	33.04	430,930
	03/01/23	02/06/23	—	—	—	1,123	4,993	7,490	—	—	—	164,969
	04/03/23	03/28/23	—	—	—	579	2,573	3,860	—	—	—	81,899

---

(1) Consists of awards under our Executive Cash Incentive Plan, a non-equity incentive plan, with payouts thereunder made annually in arrears. Our Executive Cash Incentive Plan is described in detail, including calculation of threshold, target and maximum awards under the plan, in the Compensation Discussion and Analysis above. Actual amounts awarded are set forth in the Summary Compensation Table above.

(2) Consists of performance-based restricted stock units granted pursuant to our Amended and Restated Equity Incentive Plan. The vesting of such restricted stock units is conditioned upon achievement of defined performance objectives relating to contract value (CV) growth and Adjusted EBITDA margin in 2025. The restricted stock units can vest as to between 22.5% and 150% of the total number of shares subject to the award, depending on performance, or the restricted stock units can be forfeited if the defined performance objectives are not met.

(3) See footnote 2 to the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT 2023 FISCAL YEAR-END

The following table sets forth information for the named executive officers regarding outstanding option awards and stock awards held as of December 31, 2023.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
George F. Colony	—	—	—	—	—	—
L. Christian Finn	—	—	—	—	10,080(2)	270,245
	—	—	—	—	7,450(3)	199,735
	—	—	—	—	15,133(4)	405,716
	—	—	—	—	7,566(5)	45,640
	—	30,266(6)	33.04	2/28/2033	—	—
Carrie Johnson	—	—	—	—	2,431(7)	65,175
	—	—	—	—	4,406(8)	118,125
	—	—	—	—	6,705(3)	179,761
	—	—	—	—	15,133(4)	405,716
	—	—	—	—	7,566(5)	45,640
	—	30,266(6)	33.04	2/28/2033	—	—
Sharyn Leaver	—	—	—	—	694(7)	18,606
	—	—	—	—	1,652(8)	44,290
	—	—	—	—	4,842(3)	129,814
	—	—	—	—	9,836(4)	263,703
	—	—	—	—	4,918(5)	29,667
	—	22,699(6)	33.04	2/28/2033	—	—
Nate Swan	—	—	—	—	13,199(9)	353,865
	—	—	—	—	7,566(5)	45,640
	—	30,266(6)	33.04	2/28/2033	—	—

(1) The market value was calculated based on $26.81, the closing price per share of our common stock on December 29, 2023. With respect to performance-based restricted stock units, the stated value equals the product of $26.81 multiplied by the number of shares issuable upon achievement of threshold performance goals. However, we have recorded a zero value for these awards in our financial statements for the year ended December 31, 2023.

(2) Consists of time-based restricted stock units that vest as to 50% of the shares subject to the award on each of October 1, 2024 and October 1, 2025.

(3) Consists of time-based restricted stock units that vest as to one third of the shares subject to the award on each of March 1, 2024, March 1, 2025, and March 1, 2026.

(4) Consists of time-based restricted stock units that vest as to 25% of the shares subject to the award on each of March 1, 2024, March 1, 2025, March 1, 2026, and March 1, 2027.

(5) Consists of performance-based restricted stock units granted pursuant to our Equity Incentive Plan. The vesting of these restricted stock units is conditioned upon achievement of defined performance objectives relating to contract value (CV) growth and Adjusted EBITDA margin in 2025. The restricted stock units can vest on March 1, 2026 as to between 22.5% and 150% of the total number of shares subject to the award, depending on performance, or the restricted stock units can be forfeited if the defined performance objectives are not met.

(6) Stock options become exercisable as to 25% of the shares subject to the award on each of March 1, 2024, March 1, 2025, March 1, 2026, and March 1, 2027.

(7) Consists of time-based restricted stock units that vest on August 1, 2024.

(8) Consists of time-based restricted stock units that vest as to 50% of the shares subject to the award on each of August 1, 2024 and August 1, 2025.

(9) Consists of time-based restricted stock units that vest as to 25% of the shares subject to the award on each of February 1, 2024, February 1, 2025, February 1, 2026, and February 1, 2027.

OPTION EXERCISES AND STOCK VESTED TABLE FOR 2023

The following table sets forth information for the named executive officers regarding the value realized during 2023 by the executives pursuant to option exercises and the vesting of RSUs.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
George F. Colony	—	—	—	—
L. Christian Finn	—	—	7,524	227,727
Carrie Johnson	—	—	9,081	295,723
Sharyn Leaver	—	—	3,724	121,712
Nate Swan	—	—	—	—

Pension Benefits

We have no defined benefit pension plans or long-term incentive plans applicable to the named executive officers.

Nonqualified Deferred Compensation

We have no nonqualified defined contribution or deferred compensation plans.

Severance and Change-of-Control Benefits

Effective May 15, 2014, our Board of Directors adopted and approved the Forrester Research, Inc. Executive Severance Plan (the "Severance Plan"), which is applicable to all of the Company's executive officers, including the named executive officers. The Severance Plan provides for the payment of severance and other benefits to each executive officer in the event of a termination of employment with the Company without cause and also, in the case of a change in control, by an executive officer for good reason, each as defined in the Severance Plan (each, a "Qualifying Termination"). In the event of a Qualifying Termination and subject to the executive's execution of a general release of claims against the Company, in addition to any accrued obligations such as unpaid base salary, vacation and earned bonuses, the Severance Plan provides for the following severance payments and benefits:

- In the event of a Qualifying Termination other than following a change in control:

  - continued payment of the executive officer's base salary in installments for one year, or in the case of Mr. Colony (or any successor CEO), for 18 months, after the Qualifying Termination;

  - payment in a lump sum of an amount equal to the lesser of the executive officer's (x) annual target bonus and, if applicable, sales commissions, as in effect on the date of the Qualifying Termination, or (y) the average of the actual bonus and, if applicable, sales commissions, earned by the executive officer under the applicable plans for the two fiscal years preceding the year of the Qualifying Termination (or for such shorter period that the executive officer was employed by the Company); or in the case of the chief executive officer, payment in a lump sum of an amount equal to one and one-half times the lesser of the chief executive officer's (x) annual target bonus and, if applicable, sales commissions, as in effect on the date of the Qualifying Termination, or (y) the average of the actual bonus and, if applicable, sales commissions earned by the chief executive officer under the applicable plans for the two fiscal years preceding the year of the Qualifying Termination;

  - payment in cash during the 12-month period following a Qualifying Termination for executive officers other than the chief executive officer, and during the 18-month period following a Qualifying Termination for the chief executive officer, of an amount equal to the Company's portion of the cost for medical and dental coverage under applicable Company plans; and

  - 6 months of outplacement assistance, subject to extension for an additional 6 months upon request of the executive officer and at the discretion of the Company.

- In the event of a Qualifying Termination during the 18-month period following a change in control (as defined in the Severance Plan):

  - payment in a lump sum of the executive officer's annual base salary, or in the case of the chief executive officer, two times annual base salary;

  - payment in a lump sum of an amount equal to the excess, if any, of (x) the executive officer's annual target bonus amount and/or annual target sales commission amount pro-rated as of the Qualifying Termination, over (y) the amount paid or payable for the actual bonus and/or sales commissions earned through the Qualifying Termination;

  - payment of the higher of the executive officer's (x) target annual incentive opportunity, including target bonus opportunity and, if applicable, target sales commissions, or (y) the average of the actual bonus and, if applicable, sales commissions, earned by the executive under the applicable plans for the two fiscal years preceding the year of the Qualifying Termination (or such shorter period that the executive officer was employed by the Company); or in the case of the chief executive officer, the higher of two times his or her (x) target annual incentive opportunity, including target bonus opportunity and, if applicable, target sales commissions, or (y) the average of the actual bonus and, if applicable, sales commissions, earned by the chief executive officer under applicable plans for the two fiscal years preceding the year of the Qualifying Termination;

  - payment in cash in a lump sum of an amount equal to 12 months for executive officers other than the chief executive officer, and 24 months for the chief executive officer, of the Company's portion of the cost for medical and dental coverage under applicable Company plans;

  - 12 months of outplacement assistance; and

  - without limiting an executive officer's rights under any equity plans or agreements, accelerated vesting of, or cancellation and payment of merger consideration for (net of exercise price, if any), all unvested equity and equity-based awards, with performance-based awards, if any, vesting at target level of performance.

The Severance Plan shall also reimburse each executive officer whose termination of employment results from a change of control all reasonable legal fees and expenses incurred to obtain or enforce rights or benefits under the Severance Plan if the executive officer prevails in substantial part on the material issues of the proceeding.

The Severance Plan does not provide for a gross-up payment to any of the executive officers to offset any excise taxes that may be imposed on excess parachute payments under Section 4999 ("Excise Tax") of the Internal Revenue Code of 1986, as amended. Instead, the Severance Plan provides that in the event that the severance payments and benefits described above, and any other parachute payments, would, if paid, be subject to the Excise Tax, then the severance payments and benefits under the Severance Plan will be reduced to the extent necessary so that no portion of the payments or benefits under the Severance Plan are subject to the Excise Tax, provided that there shall be no such reduction if the net amount of the payments received by the executive officer after giving effect to all applicable taxes is greater than the net amount of the payments received by the executive officer after giving effect to the reduction.

We have not entered into agreements providing for severance benefits with any of the other named executive officers. Each of our named executive officers other than Mr. Colony has entered into stock option and restricted stock unit grant agreements that provide for full acceleration of vesting upon a change of control of the Company, unless there is an assumption, substitution or cash-out of the options or restricted stock units in connection with the change of control.

The following table provides the details of payments that would have been paid to, or value that would have been received by, the named executive officers in connection with either a change of control, a termination of employment without cause or for good reason in connection with a change of control, or a termination of employment without cause in the absence of a change of control, in each case effective as of December 31, 2023.

Name	Event (1)	Salary Continuation ($)	Annual Incentive Compensation ($)	Payment in Lieu of Medical and Dental ($)	Outplacement Assistance ($)(2)	Value of Accelerated Unvested Equity ($)(3)	Total ($)
George F. Colony	Change in Control	—	—	—	—	—	—
	Termination Upon Change in Control	1,200,000	2,118,750	31,535	20,000	—	3,370,285
	Not for Cause Termination	900,000	1,012,500	23,651	10,000	—	1,946,151
L. Christian Finn	Change in Control	—	—	—	—	1,078,539	1,078,539
	Termination Upon Change in Control	420,000	503,970	25,402	20,000	1,078,539	2,047,911
	Not for Cause Termination	420,000	212,620	25,402	10,000	—	668,021
Carrie Johnson	Change in Control	—	—	—	—	971,621	971,621
	Termination Upon Change in Control	425,000	526,657	23,336	20,000	971,621	1,966,614
	Not for Cause Termination	425,000	318,750	23,336	10,000	—	777,086
Sharyn Leaver	Change in Control	—	—	—	—	588,265	588,265
	Termination Upon Change in Control	375,000	360,000	25,402	20,000	588,265	1,368,667
	Not for Cause Termination	375,000	123,750	25,402	10,000	—	534,152
Nate Swan	Change in Control	—	—	—	—	556,710	556,710
	Termination Upon Change in Control	420,000	537,600	25,402	20,000	556,710	1,559,711
	Not for Cause Termination	420,000	134,400	25,402	10,000	—	589,802

(1) None of the named executive officers has an agreement to receive any salary continuation, variable cash compensation, benefits continuation, acceleration of equity or gross-up in the event such named executive officer dies, becomes disabled, voluntarily terminates his or her employment with Forrester without "Good Reason" or if that named executive officer is terminated by Forrester for cause.

(2) Estimated cost of 12 months of outplacement service in the event of a change in control and 6 months of outplacement service in the event of termination without a change in control.

(3) Calculated using $26.81, the closing price per share of our common stock on December 29, 2023. In the case of unvested options, calculated using the difference between $26.81 and the exercise price of the applicable option, multiplied by the number of unvested shares. In the case of unvested restricted stock units (RSUs), calculated using $26.81 multiplied by the number of shares underlying such unvested RSU (at target in the case of performance-based RSUs).

DIRECTOR COMPENSATION TABLE FOR 2023

The following table shows the compensation that we paid during the year ended December 31, 2023 to each of our directors, other than Mr. Colony, who was not paid additional compensation for his service as a director and whose compensation is reflected in "Executive Compensation" above.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)(3)	Total ($)
Jean M. Birch(4)	10,750	-	10,750
David Boyce	35,000	119,985	154,985
Neil Bradford	35,000	119,985	154,985
Anthony Friscia	35,000	119,985	154,985
Robert M. Galford	50,000	119,985	169,985
Warren Romine	41,000	119,985	160,985
Gretchen G. Teichgraeber	35,000	119,985	154,985
Yvonne Wassenaar	35,000	119,985	154,985

(1) The amounts in this column reflect the aggregate grant date fair value of restricted stock unit awards for 2023. The grant date fair value of restricted stock units is based upon the closing price of the Company's common stock on the date of grant. The amounts set forth may be more or less than the value ultimately realized by the named director based upon, among other things, the value of the Company's Common Stock at the time of vesting of the restricted stock units and whether such restricted stock units actually vest.

(2) On June 1, 2023, each of the directors, other than Mr. Colony, received 4,136 restricted stock units.

(3) At December 31, 2023, the non-employee directors held options to purchase, and restricted stock units for, the number of shares listed next to their names below:

Name	Number of Shares	
	Options	RSUs
David Boyce	—	2,068
Neil Bradford	—	2,068
Anthony Friscia	—	2,068
Robert M. Galford	—	2,068
Warren Romine	—	2,068
Gretchen G. Teichgraeber	—	2,068
Yvonne Wassenaar	—	2,068

(4) Ms. Birch retired from the Board of Directors effective May 9, 2023.

Our non-employee directors receive an annual retainer of $30,000 and members of each Board committee receive an additional annual retainer of $5,000 for each committee on which they serve, with the Chairman of the Audit Committee receiving an additional $8,000 per year and the Chairman of the Compensation and Nominating Committee receiving an additional $5,000 per year. Our lead independent director receives an additional $10,000 annual retainer. Each of these annual fees is payable quarterly in arrears. Members of our Board of Directors are reimbursed for their expenses incurred in connection with attending any meeting.

The Compensation and Nominating Committee of the Board of Directors has the authority under the Forrester Research, Inc. Amended and Restated Equity Incentive Plan ("Equity Incentive Plan") to grant stock options and RSUs to non-employee directors in such amounts and on such terms as it shall determine at the time of grant. On June 1, 2023, our seven non-employee directors at that time each received 4,136 restricted stock units, which equals the number of whole shares calculated by dividing $120,000 by $29.01, the closing price of the Company's common stock on the date of award. These RSUs vest in four equal quarterly installments over a one-year period. RSUs granted under the Equity Incentive Plan become vested in full upon a change of control of the Company, unless there is an assumption, substitution or cash-out of such RSUs in connection with the change of control.

CEO PAY RATIO

Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 requires most companies with publicly traded stock in the United States to identify the median annual total compensation of their worldwide employee population (other than the chief executive officer) and to compare that amount with the annual total compensation of their chief executive officer. The pay ratio information included below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

We identified our median employee using our total employee population as of October 1, 2023 by applying a consistently applied compensation measure across our global employee population. For our consistently applied compensation measure, we used cash compensation (base salary plus bonuses and commissions) paid in the nine months ending September 30, 2023. We used cash compensation as our consistently applied compensation measure as we believe that this measure provides a reasonably accurate depiction of total earnings for the purpose of identifying our median employee. We then calculated the median employee's total annual compensation in accordance with the requirements of the Summary Compensation Table. Earnings of our employees outside the U.S. were converted to U.S. dollars using the currency exchange rates used for organizational planning purposes, which consider historical and forecasted rates as well as other factors. We did not use any other material estimates, assumptions, adjustments or statistical sampling to determine the worldwide median employee.

Our median employee's total 2023 compensation (other than the CEO) was $132,990. Our Chief Executive Officer's total 2023 compensation was $244,921, as reported in the Summary Compensation Table. Accordingly, our 2023 CEO to Median Employee Pay Ratio was 1.84 to 1.

Please keep in mind that under the SEC's rules and guidance, there are numerous ways to determine the compensation of a company's median employee, including the employee population sampled, the elements of pay and benefits used, any assumptions made and the use of statistical sampling. In addition, no two companies have identical employee populations or compensation programs, and pay, benefits and retirement plans differ by country even within the same company. As such, our pay ratio may not be comparable to the pay ratio reported by other companies.

PAY VERSUS PERFORMANCE

As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis," our executive compensation program reflects a variable pay-for-performance philosophy. The following table and related disclosures provide further "pay versus performance" disclosure with respect to our chief executive officer, also referred to as our principal executive officer (PEO), and our other named executive officers (NEOs), as contemplated by Item 402(v) of Regulation S-K.

Year	Summary Compensation Table Total to PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total For Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On:		Net Income (millions)[7]	Year-Over-Year CV Bookings Growth[8]
					Company TSR[5]	Peer Group TSR[6]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	$ 244,921	$ 244,921	$ 1,655,159	$ 1,073,951	$ 64	$ 152	$ 3.1	-7.7%
2022	$ 992,630	$ 992,630	$ 978,306	$ 449,918	$ 86	$ 126	$ 21.8	0.8%
2021	$ 1,552,268	$ 1,552,268	$ 1,134,598	$ 1,324,876	$ 141	$ 162	$ 24.8	16.0%
2020	$ 681,843	$ 681,843	$ 860,550	$ 873,033	$ 100	$ 128	$ 10.0	-3.5%

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Colony (our Chief Executive Officer or PEO) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation –Summary Compensation Table."

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Colony, as computed in accordance with Item 402(v) of Regulation S-K. Because Mr. Colony did not receive or hold any equity awards during the years reflected in the table and we do not maintain a pension in which Mr. Colony participates, no additions or deductions from Summary Compensation Table (SCT) total compensation for our PEO are needed to determine the amount of "compensation actually paid" in accordance with Item 402(v) of Regulation S-K.

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Colony, who has served as our CEO in each of the covered years) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Colony) included for purposes of calculating the average amounts in each applicable year are as follow: (i) for 2023, L. Christian Finn, Carrie Johnson, Sharyn Leaver, and Nate Swan; (ii) for 2022, L. Christian Finn, Kelley Hippler, Carrie Johnson, Sharyn Leaver, and Sarah Le Roy; (iii) for 2021, Scott Chouinard, Ryan Darrah, Michael Doyle, L. Christian Finn, Kelley Hippler, and Carrie Johnson; and (iv) for 2020, Michael Doyle, Kelley Hippler, Carrie Johnson, and Steve Peltzman.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" (CAP) to the NEOs as a group (excluding Mr. Colony), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Colony) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the average compensation for the NEOs as a group (excluding Mr. Colony) for each year to determine the compensation actually paid:

Average Non-PEO NEOs SCT Total to CAP Reconciliation:

Year	Salary	Bonus and Non-Equity Incentive Compensation	Other Compensation	SCT Total	Reported Value of Equity Awards	Equity Award Adjustments	CAP
			(i)		(ii)	(iii)	
2023	$ 408,008	$ 144,723	$ 16,928	$ 1,655,159	$ (1,085,500)	$ 504,291	$ 1,073,951
2022	$ 355,306	$ 149,711	$ 8,317	$ 978,306	$ (464,972)	$ (63,417)	$ 449,918
2021	$ 290,528	$ 376,641	$ 104,942	$ 1,134,598	$ (362,487)	$ 552,765	$ 1,324,876
2020	$ 369,916	$ 141,109	$ 12,038	$ 860,550	$ (337,488)	$ 349,971	$ 873,033

(i) Reflects "all other compensation" reported in the SCT for each year shown.

(ii) Represents the grant date fair value of equity-based awards granted each year as reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year. Because we do not maintain a pension in which any NEO participates, no adjustments from the SCT total related to pension value are needed to calculate "compensation actually paid" in accordance with Item 402(v) of Regulation S-K.

(iii) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair

26

value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Average Non-PEO NEOs Equity Award Adjustments:

	2020 Average	2021 Average	2022 Average	2023 Average
Plus: Fair Value for Stock Awards Granted in the Covered Year that are Unvested at End of Year	$ 392,907	$ 450,772	$ 257,486	$ 610,348
Change in Fair Value of Outstanding Unvested Stock Awards from Prior Year	$ 2,451	$ 121,557	$(152,787)	$ (85,607)
Change in Fair Value of Stock Awards from Prior Years that Vested in the Covered Year	$ (45,387)	$ 27,727	$ (71,058)	$ (20,451)
Less: Fair Value of Stock Awards Forfeited during the Covered Year	-	$ (47,291)	$ (97,057)	-
Total Adjustment	$ 349,971	$ 552,765	$ (63,417)	$ 504,291

(5) Company TSR is calculated to show the cumulative stockholder return on our common stock during the covered period. We did not pay any dividends in the covered years.

(6) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: S&P Small Cap 600 Information Technology.

(7) The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable year.

(8) Year-over-year CV bookings growth is the percentage increase in bookings of our CV products with respect to a given covered year compared to the prior covered year.

Financial Performance Measures

As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis," our executive compensation program reflects a variable pay-for-performance philosophy. The most important financial performance measures we used to link executive compensation actually paid to our NEOs, for the most recently completed fiscal year, to our performance are as follows:

- CV Bookings

- Modified Operating Income

- Year-Over-Year CV Bookings Growth

Analysis of the Information Presented in the Pay versus Performance Table

While we utilize several performance measures to align executive compensation with our performance, all of these measures are not presented in the above Pay versus Performance Table. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align our performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance Table.

CAP versus TSR

As shown in the chart below, the PEO's and, with the exception of 2023, the other NEOs' CAP amounts are aligned with the Company's TSR. This is due primarily to the Company's use of equity incentives, which are tied directly to stock price in addition to the company's financial performance. The increase in the other NEO's CAP amounts for 2023 is due primarily to the issuance of stock options, which have value only the extent that our stock price increases over the grant date stock price.



CAP versus Net Income

As shown in the chart below, while the variations in the Company's net income and the PEO and other NEOs' CAP have been directionally consistent each year, the decrease in the CAP amounts for the other NEOs was proportionately greater than the decrease in net income in 2022. This is due in large part to the significant emphasis the Company places on equity incentives, which are sensitive to changes in stock price. The increase in the other NEO's CAP amounts for 2023 is due to the reasons stated above in "CAP versus TSR." In addition, the Company does not use net income to determine compensation levels or incentive plan payouts.



CAP versus Company-Selected Measure (CSM)

The chart below compares the PEO and other NEOs' CAP to our CSM, year-over-year CV bookings growth, which indicates there is a very strong relationship between this CSM and CAP in most years. The increase in the other NEO's CAP amounts for 2023 is due to the reasons stated above in "CAP versus TSR."

The Company's amount of CV bookings is one of the two metrics used in determining the level of payout under our Executive Cash Incentive Plan, with the target level of CV bookings being derived from the targeted year-over-year CV bookings growth percentage reflected in the annual operating plan approved by the Board of Directors. In addition, we believe there is a strong correlation between our CV bookings growth and our stock price, which in turn leads to fluctuations in the CAP to our non-PEO NEOs, who receive equity incentives as part of their compensation.



TSR: Company versus Peer Group

As shown in the chart below, the Company's 3-year cumulative TSR is less than the companies included in our industry index, the S&P Small Cap 600 Information Technology Index. For more information regarding the Company's performance and the companies that the Compensation Committee considers when determining compensation, refer to "Executive Compensation – Compensation Discussion and Analysis."



COMPARISON OF 4 YEAR CUMULATIVE TOTAL RETURN*
Among Forrester Research, Inc. and the S&P 600 Information Technology Index

*\$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

The information contained above under the heading "Pay Versus Performance" shall not be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in any such filing.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Board of Directors has appointed an Audit Committee composed of four non-employee directors: Mr. Romine (Chair), Mr. Bradford, Mr. Friscia, and Ms. Wassenaar. Each of the members of the Audit Committee is "independent" as defined under the NASDAQ Stock Market listing standards. The Board has determined that Mr. Romine is an "audit committee financial expert" under applicable rules of the Securities and Exchange Commission ("SEC"), and the members of the Audit Committee satisfy the NASDAQ financial literacy standards.

The Audit Committee is responsible for providing independent oversight of Forrester's accounting functions and internal controls. The Audit Committee oversees Forrester's financial reporting process on behalf of the Board of Directors, reviews financial disclosures, and meets privately, outside of the presence of management, with Forrester's internal auditor and with representatives of the independent registered public accounting firm. The Audit Committee also selects and appoints the independent registered public accounting firm, reviews the performance of the independent registered public accounting firm, and reviews the independent registered public accounting firm's fees. The Audit Committee operates under a written charter adopted by the Board of Directors.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed Forrester's audited financial statements for the fiscal year ended December 31, 2023 with Forrester's management and with PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), Forrester's independent registered public accounting firm. The Audit Committee also reviewed the report of management contained in Forrester's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC, as well as PricewaterhouseCoopers' report included in Forrester's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and (ii) the effectiveness of internal control over financial reporting.

The Audit Committee has discussed with PricewaterhouseCoopers the matters required to be discussed under the rules adopted by the Public Company Accounting Oversight Board ("PCAOB"). The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers required by the PCAOB regarding PricewaterhouseCoopers' communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers their independence.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, the inclusion of the audited financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for filing with the SEC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Warren Romine, Chair
Neil Bradford
Tony Friscia
Yvonne Wassenaar

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in any such filing.

OTHER INFORMATION

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than 10% beneficial stockholders are required by SEC regulation to furnish to us copies of all Forms 3, 4 and 5 they file. Based solely on our review of copies of such forms which we received, we believe that all of our officers, directors, and greater than 10% beneficial owners complied on a timely basis with all filing requirements with respect to transactions during 2023, except for two reports filed for Neil Bradford, one of our directors, with respect to shares withheld by the Company to satisfy tax withholding obligations upon the vesting of restricted stock units on September 1, 2023 and December 1, 2023.

Certain Relationships and Related Transactions

Registration Rights and Non-Competition Agreement. At the time of our initial public offering, we entered into a registration rights and non-competition agreement with Mr. Colony which provides that if Mr. Colony's employment with us is terminated he will not compete with us for the one year period after the date of such termination. The agreement also provides that in the event we propose to file a registration statement under the Securities Act of 1933, as amended, with respect to an offering by us for our own account or the account of another person, or both, Mr. Colony shall be entitled to include shares held by him in such a registration, subject to the right of the managing underwriter of any such offering to exclude some or all of such shares from such registration if and to the extent the inclusion of the shares would adversely affect the marketing of the shares to be sold by us. The agreement also provides that Mr. Colony may require us to register shares under the Securities Act with a fair market value of at least $5 million, except that we are not required to effect such registration more than twice or at certain times described in the agreement. The agreement also provides that we will pay all expenses incurred in connection with such registration.

Related Person Transactions

Pursuant to its amended and restated charter, our Audit Committee has responsibility for the review and approval of all transactions between the Company and any related parties or affiliates of the Company, its officers, and directors.

Related persons can include any of our directors or executive officers, certain of our stockholders, and any of their immediate family members. In evaluating related person transactions, the committee members apply the same standards they apply to their general responsibilities as members of a committee of the board of directors and as individual directors. The committee will approve a related person transaction when, in its good faith judgment, the transaction is in the best interest of the Company. To identify related person transactions, each year we require our directors and officers to complete a questionnaire identifying any transactions with the Company in which the officer or director or their family members have an interest. In addition, our Code of Business Conduct and Ethics includes our expectation that all directors, officers and employees who may have a potential or apparent conflict of interest will notify our legal department.

PROPOSAL TWO:

RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024

PricewaterhouseCoopers LLP audited our financial statements for the fiscal year ended December 31, 2023. Our Audit Committee has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024. Although stockholder approval of the selection of PricewaterhouseCoopers LLP is not required by law, our Board of Directors believes that it is advisable to give stockholders an opportunity to ratify this selection.

If stockholders do not approve this proposal at the 2024 annual meeting, our Audit Committee will reconsider its selection of PricewaterhouseCoopers LLP. If stockholders do ratify this appointment, the Audit Committee, which has direct authority to engage our independent registered public accounting firm, may appoint a different independent registered public accounting firm at any time during the year if it determines that the change would be in the best interests of Forrester and our stockholders.

The Audit Committee has approved all services provided to Forrester by PricewaterhouseCoopers LLP during 2023. Representatives of PricewaterhouseCoopers LLP are expected to be present at the 2024 annual meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

Independent Auditors' Fees and Other Matters

The following table presents the aggregate fees billed or expected to be billed by PricewaterhouseCoopers LLP ("PwC") and its affiliates for fiscal 2023 and fiscal 2022.

	Fiscal 2023	Fiscal 2022
Audit Fees(1)	$ 1,671,900	$ 1,701,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	29,240	33,290
All Other Fees(4)	31,165	17,665
Total Fees	$ 1,732,305	$ 1,751,955

(1) Audit fees are fees related to professional services rendered by PwC and its affiliates in connection with the audit of our financial statements and our internal controls over financial reporting, the reviews of our interim financial statements included in each of our quarterly reports on Form 10-Q, international statutory audits, and review of other SEC filings.
(2) There were no audit-related fees in fiscal 2023 or fiscal 2022.
(3) Tax fees are fees billed for professional services related to tax compliance and tax consulting services.
(4) All other fees include licenses to web-based accounting and finance reference materials and services related to two Registration Statement on Form S-8 filings.

Audit Committee's Pre-Approval Policy and Procedures

The Audit Committee approves the engagement of our independent registered public accounting firm to render any audit or non-audit services. At a regularly scheduled Audit Committee meeting, management or a representative of the Company's independent registered public accounting firm summarizes the services to be provided by the firm and the fees that will be charged for the services. Thereafter, if new services or dollar amounts in excess of those pre-approved at the meeting are proposed, they are either presented for pre-approval at the next meeting of the Audit Committee or approved by the Chair of the Audit Committee pursuant to delegated authority. At subsequent meetings, the Audit Committee is provided a listing of any newly pre-approved services since the last meeting, and an updated projection for the current year of the estimated annual fees to be paid to the firm for all pre-approved audit and permissible non-audit services.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.

PROPOSAL THREE:

NON-BINDING VOTE ON EXECUTIVE COMPENSATION

We have implemented an executive compensation program that rewards performance. Our executive compensation program is designed to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. The elements of our executives' total compensation are base salary, cash incentive awards, equity incentive awards, severance and change of control benefits, and other employee benefits. We have designed a compensation program that makes a substantial portion of executive pay variable, subject to increase when performance targets are exceeded, and subject to reduction when performance targets are not achieved.

We believe our executive compensation program strikes the appropriate balance between utilizing responsible, measured pay practices and providing incentives to our executives to create value for our stockholders. We believe this is evidenced by the following:

- The mix of compensation among base salary and cash incentives.

- Generally our compensation policies and practices are uniform across each of our business units and geographic regions.

- Our bonus plan for executive officers provides for multiple payout levels based on targets established and approved by our Compensation and Nominating Committee during the first quarter of the applicable plan year.

- We require that minimum threshold performance targets be achieved before any bonuses under our executive cash incentive plan are paid, and bonus payouts under our executive cash incentive plan are capped.

- We use multiple performance measures under our executive cash incentive plan, including CV bookings and modified operating income.

- We currently grant equity-based awards to executives under our equity incentive plan subject to multi-year or performance-based vesting criteria, and require that the executive remain employed through the vesting date or when performance criteria are measured to realize the value of these awards.

The Board endorses the Company's executive compensation program and recommends that stockholders vote in favor of the following resolution:

RESOLVED, that the stockholders approve the compensation of the Company's named executive officers as described in this proxy statement under "Executive Compensation", including the Compensation Discussion and Analysis and the tabular and narrative disclosure contained in this proxy statement.

Because the vote is non-binding, neither the Board of Directors nor the Compensation and Nominating Committee of the Board will be required to take any action as a result of the outcome of the vote on this proposal. The Compensation and Nominating Committee will carefully consider the outcome of the vote when evaluating future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION.

STOCKHOLDER PROPOSALS

Stockholder proposals to be considered at the Annual Meeting of Stockholders in 2025 must be received by December 3, 2024 to be considered for inclusion in our proxy materials for that meeting.

Stockholders who wish to make a proposal at the 2025 annual meeting, other than proposals included in our proxy materials, or who wish to nominate individuals for election as directors, must notify us between January 14, 2025 and February 13, 2025 in a manner that satisfies the requirements specified in our by-laws. If the stockholder does not notify us by February 13, 2025 or the notice is not in accordance with the requirements specified in our by-laws, the proxies will have discretionary authority to vote on a stockholder's proposal brought before the meeting. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with the additional requirements of Rule 14a-19 under the Securities Exchange Act of 1934.

OTHER BUSINESS

The Board of Directors has no knowledge of any other matter that may come before the annual meeting and does not, itself, currently intend to present any other such matter.

FORM 10-K

A copy of our annual report on Form 10-K for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission will be sent to stockholders without charge by writing to Forrester Research, Inc., Investor Relations, 60 Acorn Park Drive, Cambridge, Massachusetts 02140.

COMPANY INFORMATION

Board Of Directors

George F. Colony
Chairman of the Board and
Chief Executive Officer

David Boyce
Investor and Advisor
on Product-led Growth

Neil Bradford
Chief Executive Officer,
General Index Limited

Anthony Friscia
Founder and Former President and CEO,
AMR Research, Inc.

Robert M. Galford
Managing Partner, Center for
Leading Organizations

Warren Romine
Founder and Managing Director,
Orchard Knob Capital LLC

Gretchen G. Teichgraeber
Chair of the Board,
Leadership Connect

Yvonne Wassenaar
Former Chief Executive Officer,
Puppet, Inc.

Executive Officers

George F. Colony
Chairman of the Board and
Chief Executive Officer

Ryan D. Darrah
Chief Legal Officer and Secretary

L. Christian Finn
Chief Financial Officer

Carrie Johnson
Chief Product Officer

Mike Kasparian
Chief Information Officer

Sharyn Leaver
Chief Research Officer

Shirley Macbeth
Chief Marketing Officer

Steven Peltzman
Chief Business Technology Officer

Nate Swan
Chief Sales Officer

Annual Meeting

Forrester's annual meeting of stockholders
will be held at 10 a.m. EDT on May 14,
2024, online at virtualshareholdermeeting.com/FORR2024.

Investor Relations

Requests for financial information should
be sent to:
Investor Relations
Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, MA 02140
USA
Tel: +1 617.613.6000
Fax: +1 617.613.5000
Email: investor@forrester.com

Transfer Agent

Computershare Investor Services
P.O. Box 30170
College Station, TX 77842-3170
www.computershare.com/investor

Independent Registered
Public Accounting Firm

PricewaterhouseCoopers LLP
Boston, MA

Legal Counsel

Choate Hall & Stewart LLP
Boston, MA

Stock Listing And Trading Symbol

Forrester's common stock is listed on the
Nasdaq Global Select Market under the
trading symbol "FORR."

Corporate Headquarters

Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, MA 02140
USA
Tel: +1 617.613.6000
Fax: +1 617.613.5000
www.forrester.com

BOLD AT WORK

forrester.com

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